UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number:

ESSA Pharma Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 720, 999 West Broadway, Vancouver, British Columbia, Canada, V5Z 1K5

(Address of principal executive offices)

David Wood, Chief Financial Officer; Tel- (778)-331-0962; Fax-(604)-738-4080

Suite 720, 999 West Broadway, Vancouver, British Columbia, Canada, V5Z 1K5

(Name, Telephone, E-mail, and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Common Shares	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable

Indicate by check mark whether Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act     Yes    ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes    ☐    No  ☐

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes    ☐    No  ☐

Indicate by check mark whether the Registrant (1) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such period that the registrant was required to submit and post such files).     Yes    ☐    No  ☐

Indicate by check mark whether Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act

Large accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been check in response to the previous question, by check mark which financial statement item Registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

i

GENERAL MATTERS

In this Registration Statement on Form 20-F (“Registration Statement”), all references to the “Company”, “ESSA”, “our”, “us” or “we” refer to ESSA Pharma Inc. and its subsidiary, unless the context clearly requires otherwise. Certain terms used herein are defined in the text and others are included in the glossary of terms. See “Glossary of Terms”.

ESSA uses the Canadian dollar as its reporting currency. All references to “$” or “C$” are to Canadian dollars and references to “US$” are to United States dollars. On February 23, 2015 the noon exchange rate for the conversion of Canadian dollars into U.S. dollars as reported by the Bank of Canada was C$1.00 = US$0.79. See also Item 3 - “Key Information” for more detailed currency and conversion information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement includes certain statements that are “forward-looking statements”. All statements in this Registration Statement, other than statements of historical facts, are forward-looking statements. These statements appear in a number of different places in this Registration Statement and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, “projects”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	the Company’s intention to complete the listing of the Common Shares (as defined herein) on the NASDAQ Capital Market (“NASDAQ”) or other stock exchanges and all transactions related thereto;

•

the Company’s intention to file an IND (as defined herein) application in the United States and a CTA (as defined herein) application in Canada, and expectations regarding the timing of such applications;

•	the initiation, timing, cost, progress and success of our R&D (as defined herein) programs, pre-clinical studies and clinical trials;

•	ESSA’s ability to advance product candidates into, and successfully complete, clinical trials;

•	ESSA’s ability to recruit sufficient numbers of patients for our future clinical trials;

•	ESSA’s ability to achieve profitability;

•	ESSA’s ability to obtain funding for our operations, including research funding;

•

the Company’s ability to establish and maintain relationships with collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•	the implementation of our business model and strategic plans;

•	the Company’s ability to develop and commercialize product candidates;

•	the Company’s commercialization, marketing and manufacturing capabilities and strategy;

•	the Company’s ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

•	the Company’s expectations regarding federal, provincial and foreign regulatory requirements;

•	whether the Company will receive, and the timing and costs of obtaining, regulatory approvals in the United States, Canada, the European Union and other jurisdictions;

•	the therapeutic benefits, effectiveness and safety of the Company’s product candidates;

•	the accuracy of the Company’s estimates of the size and characteristics of the markets that may be addressed by its product candidates;

•	the rate and degree of market acceptance and clinical utility of the Company’s future products, if any;

•	the timing of, and ESSA’s ability and its collaborators’ ability, if any, to obtain and maintain regulatory approvals for its product candidates;

•	the Company’s expectations regarding market risk, including interest rate changes and foreign currency fluctuations;

•	the Company’s ability to engage and retain the employees required to grow its business;

•	the compensation that is expected to be paid to employees of the Company;

•	the Company’s future financial performance and projected expenditures;

•	developments relating to ESSA’s competitors and its industry, including the success of competing therapies that are or become available; and

•	estimates of the Company’s expenses, future revenue, capital requirements and our needs for additional financing.

Such statements reflect ESSA’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause ESSA’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. In making the forward looking statements included in this Registration Statement, the Company has made various material assumptions, including but not limited to (i) the Company’s ability to obtain positive results of clinical trials; (ii) the Company’s ability to obtain required regulatory approvals; (iii) favorable general business and economic conditions; (iv) the Company’s ability to successfully out-license or sell its future products, if any, and in-license and develop new products; (v) the availability of financing on reasonable terms; (vi) the Company’s ability to attract and retain skilled staff; (vii) market competition; (viii) the products and technology offered by the Company’s competitors; and (ix) the Company’s ability to protect patents and proprietary rights.

In evaluating forward-looking statements, current and prospective shareholders should specifically consider various factors, including the risks outlined herein under the heading “Risk Factors” in Item 3 of this Registration Statement. Some of these risks and assumptions include, among others:

•	the Company’s future success is dependent primarily on the regulatory approval and commercialization of a single product candidate;

•	risks related to the Company’s ability to continue to license its product candidates or technology from third parties;

•	uncertainty related to the Company’s ability to obtain required regulatory approvals for our proposed products;

•	the Company’s reliance on proprietary technology;

•	risks related to clinical drug development;

•	the Company’s incurrence of significant losses in every quarter since our inception and anticipation that we will continue to incur significant losses in the future;

•	the Company’s limited operating history;

•	uncertainty as to the Company’s ability to raise additional funding;

•

risks related to raising additional capital, which may include dilution to the Company’s existing shareholders, restrictions on the Company’s operations or requirements to relinquish rights to ESSA’s technologies or any future product candidates;

•	risks related to the Company’s ability to conduct a clinical trial or submit an NDA/NDA or IND/CTA (each, as defined herein);

•	risks related to the Company’s ability to attract and maintain highly qualified personnel;

•	risks related to the Company’s ability to enroll subjects in clinical trials;

•	risks that the FDA (as defined herein) may not accept data from trials conducted in such locations outside the United States.;

•	risks related to the Company’s ongoing obligations and continued regulatory review;

•	the risk of termination or suspension of, or delays in the commencement or completion of, any necessary future studies of our potential products for any indications;

•	competition from other biotechnology and pharmaceutical companies;

•	risks related to the Company’s failure to obtain regulatory approval in international jurisdictions;

•	risks related to new legislation, new regulatory requirements, and the continuing efforts of governmental and third party payors to contain or reduce the costs of healthcare;

•	risks inherent in foreign operations;

•	risks related to movements in foreign currency exchange rates;

•

laws and regulations governing international operations may preclude the Company from developing, manufacturing and selling certain product candidates outside of the United States and Canada and require us to develop and implement costly compliance programs;

•	third-party coverage and reimbursement and health care cost containment initiatives and treatment guidelines may constrain the Company’s future revenues;

•	risks related to the Company’s ability to convince public payors and hospitals to include our potential future products on their approved formulary lists;

•	risks related to the Company’s ability to establish an effective sales force and marketing infrastructure, or enter into acceptable third-party sales and marketing or licensing arrangements;

•	risks related to the Company’s ability to achieve or maintain expected levels of market acceptance for its products;

•	risks related to the Company’s ability to realize benefits from acquired businesses or products or form strategic alliances in the future;

•

risks that employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could cause significant liability for us and harm our reputation;

•	risks related to product liability lawsuits;

•	risks related to computer system failures;

•	risks related to the Company’s ability to comply with environmental, health and safety laws and regulations;

•	business disruptions that could seriously harm our future revenues and financial condition and increase our costs and expenses;

•	risks related to the Company’s lack of experience manufacturing its product candidates on a large clinical or commercial sale and its lack of manufacturing facility;

•	claims by third parties asserting that the Company, or its employees have misappropriated their intellectual property, or claiming ownership of what the Company regards as its intellectual property;

•	compulsory licensing and/or generic competition;

•	risks related to the Company’s dependence on the use of information technologies;

•	risks related to the Company’s ability to implement and maintain effective internal controls;

•	risks related to the increased costs and effort as a result of ESSA becoming a public company;

•	risks related to the different disclosure obligations for a U.S. domestic reporting company and a foreign private issuer such as ESSA;

•	risks relating to the Company’s ability to maintain its status as a foreign private issuer in the future;

•	U.S. tax authorities may classify the Company as a passive foreign investment company (“PFIC”); and

•	risks related to the Company’s status as an emerging growth company.

Should one or more of these risks or uncertainties, or a risk that is not currently known to ESSA, materialize, or should assumptions underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this Registration Statement and the Company does not intend, and do not assume any obligation, to update these forward-looking statements, except as required by applicable securities laws. Investors are cautioned that forward-looking statements are not guarantees of future performance and are inherently uncertain. Accordingly, investors are cautioned not to put undue reliance on forward-looking statements.

The Company advises you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Company or persons acting on its behalf.

v

GLOSSARY OF TERMS

As used in this Registration Statement, the following terms have the respective meaning as specified below:

“2014 Agency Agreement” means the agency agreement between the Company and Haywood Securities Inc. dated as of October 22, 2014;

“2015 Agency Agreement” means the agency agreement between the Company and Bloom Burton & Co. Limited dated as of January 16, 2015;

“2012 Financing” has the meaning given to it under the heading “History and development of the Company—2012” in Item 4 of this Registration Statement;

“2014 Financing” has the meaning given to it under the heading “History and development of the Company—2014” in Item 4 of this Registration Statement;

“2014 Special Warrant Financing” means the issuance on October 22, 2014 and October 23, 2014 of an aggregate of 679,640 2014 Special Warrants by the Company at $2.00 per 2014 Special Warrant, all of which were issued in accordance with the 2014 Special Warrant Indenture and 252,500 of which were issued in accordance with the 2014 Agency Agreement;

“2014 Special Warrant Indenture” means the special warrant indenture between the Company and the Special Warrant Agent dated as of October 22, 2014;

“2015 Special Warrant Financing” has the meaning given to it under the heading “History and development of the Company—2015” in Item 4 of this Registration Statement;

“2015 Special Warrant Indenture” means the special warrant indenture between the Company and the Special Warrant Agent dated as of January 16, 2015;

“2014 Special Warrants” means the 679,640 special warrants of the Company issued on October 22, 2014 and October 23, 2014 at a price of $2.00 per 2014 Special Warrant for gross proceeds of approximately $1,359,280;

“2015 Special Warrants” means the 4,363,634 special warrants of the Company issued on January 16, 2015 at a price of US$2.75 per 2015 Special Warrant for gross proceeds of approximately US$12,000,000;

“AR” means androgen receptor;

“Articles” means the Articles of the Company;

“Astellas” means Astellas Pharma Inc.;

“Audit Committee” means the Company’s audit committee;

“Auditor” means Davidson & Company LLP;

“BC Cancer Agency” means the British Columbia Cancer Agency;

“Bloom Burton” means Bloom Burton & Co. Limited;

“Bloom Burton Warrants” means the 25,000 warrants issued to Bloom Burton Healthcare Structured Lending Fund to purchase 25,000 Common Shares at an exercise price of $2.00 per Common Share and expiring on April 15, 2019;

“Board” means the board of directors of ESSA;

“Broker Warrants” means the aggregate 361,852 warrants of the Company issued to the financing agents in connection with the 2014 Financing, the 2014 Special Warrant Financing and the 2015 Special Warrant Financing;

“Cardiome” means Cardiome Pharma Corp.;

“CBP” means CREB-binding protein;

“CEO” means Chief Executive Officer;

“CFO” means Chief Financial Officer;

“CFPOA” means the Canadian Corruption of Foreign Public Officials Act;

“cGMP” means current Good Manufacturing Practice;

“CMC” means Chemistry, Manufacturing and Control;

“CMO” means contract manufacturing organizations;

“CMS” means Centers for Medicare & Medicaid Services;

“Common Shares” means the common shares in the capital of the Company;

“Convertible Debenture” has the meaning given to it under the heading “History and development of the Company – 2014” in Item 4 of this Registration Statement;

“CPRIT” means the Cancer Prevention and Research Institute of Texas;

“CPRIT Agreement” refers to the CPRIT Grant Agreement executed by the Chief Executive Officer of CPRIT on July 9, 2014;

“CPRIT Grant” has the meaning given to it under the heading “History and development of the Company – 2014” in Item 4 of this Registration Statement;

“CRO” means Contract Research Organizations;

“CRPC” means castrate-resistant prostate cancer;

“CTA” means Clinical Trial Application, the approval of which is the key step in obtaining Canadian regulatory approval to commence clinical trials in Canada. It is similar to the IND application submitted to the FDA in the United States;

“EMA” means European Medicine Agency;

“ESSA Texas” means ESSA Pharmaceuticals Corp., a corporation existing under the laws of the State of Texas;

“FCPA” means the U.S. Foreign Corrupt Practices Act;

“FDA” means the U.S. Food and Drug Administration;

“GCP” means Good Clinical Practices;

“GLP” means Good Laboratory Practices;

“GMP” means Good Manufacturing Practices;

“Guidelines” means National Policy 58-201 – Corporate Governance Guidelines;

“HIPAA” means the U.S. Health Insurance Portability and Accountability Act of 1996;

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board;

“in vitro” means experimentation in a test tube, or, generally, in a controlled environment outside a living organism;

“in vivo” means experimentation done in or on the living tissue of a whole, living organism as opposed to a partial or dead one;

“IND” means Investigational New Drug;

“IRB” means Institutional Review Boards;

“LBD” means the ligand-binding domain of the androgen receptor;

“LHRH” means Luteinizing hormone releasing hormone;

“License Agreement” means the licensing agreement between the Company and the Licensors dated December 22, 2010, and amended on February 10, 2011 and May 27, 2014, for certain patent rights and technology related to the Licensed IP, as further described under the heading “Patents and Proprietary Rights – License Agreement with UBC and the BC Cancer Agency” in Item 4 of this Registration Statement;

“Licensed IP” has the meaning given to it under the heading “History and development of the Company - Patents and Proprietary Rights – License Agreement with UBC and the BC Cancer Agency” in Item 4 of this Registration Statement;

“Licensors” means UBC and the BC Cancer Agency;

“Liquidity Event” has the meaning given to it in the Articles;

“MMA” means the U.S. Medicare Modernization Act;

“Naeja” means Naeja Pharmaceuticals Inc.;

“NASDAQ” means one of the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market market tiers of the NASDAQ Stock Market LLC (a U.S. national securities exchange);

“NDA” means New Drug Application;

“NDS” means New Drug Submission;

“NEO” means Named Executive Officer;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“NI 58-101” means National Instrument 58-101 – Disclosure of Corporate Governance Practices;

“NTD” means amino-terminal domain;

“NYSE” means the NYSE MKT LLC (a U.S. national securities exchange);

“Options” means options to acquire Common Shares;

“Penalty Conversion Ratio” has the meaning given to it under the heading “Outstanding Security Data”;

“Preferred Shares” means the Class A preferred shares in the capital of the Company;

“Project” means ESSA’s development of EPI-506 towards completion of Phase 1/2 clinical proof-of-concept;

“PSA” means prostate-specific antigen;

“R&D” means research and development;

“Recognized Exchange” means, collectively, the Toronto Stock Exchange, the TSX-V, the NASDAQ Stock Market, the New York Stock Exchange, any other equity market based in North America having listing standards similar to those of the TSX-V as determined by the Board in its sole discretion, acting reasonably or any other equity market as may be approved by holders representing at least 66 and 2/3 % of the issued and outstanding Preferred Shares;

“SCID” means Severe Combined Immunodeficiency;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“SEC” means the U.S. Securities and Exchange Commission;

“Special Warrant Agent” means Computershare Trust Company of Canada;

“Stock Option Plan” means the stock option plan of the Company dated September 4, 2014;

“TPD” means the Therapeutic Products Division of Health Canada;

“TSX-V” means the TSX Venture Exchange;

“UBC” means the University of British Columbia;

“U.S.” means the United States of America; and

“U.S. Anti-Kickback Statute” refers to the federal Anti-Kickback Statute, which is a criminal statute that prohibits the exchange of anything of value in an effort to induce or reward the referral of federal health care program business.

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

The directors and senior management of the Company are as follows:

Name	Position	Business Address

Robert W. Rieder	President, Chief Executive Officer and Director	Suite 720, 999 West Broadway, Vancouver, British Columbia, Canada, V5Z 1K5

Richard M. Glickman	Chairman of the Board	Suite 720, 999 West Broadway, Vancouver, British Columbia, Canada, V5Z 1K5

Marianne Sadar	Director, Chief Scientific Officer	Suite 720, 999 West Broadway, Vancouver, British Columbia, Canada, V5Z 1K5

Raymond Andersen	Director, Chief Technical Officer and Secretary	Suite 720, 999 West Broadway, Vancouver, British Columbia, Canada, V5Z 1K5

Gary Sollis	Director	Suite 720, 999 West Broadway, Vancouver, British Columbia, Canada, V5Z 1K5

David Wood	Chief Financial Officer	Suite 720, 999 West Broadway, Vancouver, British Columbia, Canada, V5Z 1K5

Frank Perabo	Chief Medical Officer	Suite 250, 7505 South Main Street, Houston Texas, United States, 77030

Paul Cossum	Executive Vice President, Research and Development	Suite 250, 7505 South Main Street, Houston Texas, United States, 77030

B.	Advisors

In the first quarter of 2014, the Company retained Bloom Burton & Co. Limited (“Bloom Burton”), a Toronto-based financial advisory firm, to help develop a financing strategy for ESSA. Bloom Burton is located at 65 Front Street East, Suite 300, Toronto, Ontario, Canada M5E 1B5.

C.	Auditors

The auditor of the Company for the past three fiscal years is Davidson & Company LLP (the “Auditor”) at its offices located at 1200 – 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, British Columbia, Canada V7Y 1G6. Davidson & Company LLP is registered with the Canadian Public Accountability Board and with the United States Public Company Accounting Oversight Board, and is a member of the Institute of Chartered Accountants in of British Columbia.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

A.	Selected Financial Data

The following table sets forth selected consolidated financial information for the periods indicated, prepared in accordance with IFRS. In 2013, the Company changed its fiscal year end from December 31 to September 30, commencing with the 2013 fiscal year and to continue each year going forward. This was done to better align the Company’s financial reporting with its operations cycle. The selected consolidated financial information as at and for the nine months ended September 30, 2013 and as at and for the years ended September 30, 2014, December 31, 2012 and December 31, 2011 has been derived from ESSA’s audited financial statements and accompanying notes. The table below does not include information for the fiscal year ended December 31, 2010 as the financial statements for such fiscal year were unaudited and were prepared in accordance with Canadian generally accepted accounting principles rather than IFRS. Selected consolidated financial information for such fiscal year cannot be provided on a restated basis without unreasonable effort or expense.

The selected consolidated financial information should be read in conjunction with “Management’s Discussion and Analysis” and the audited financial statements and accompanying notes contained elsewhere in this Registration Statement. The selected consolidated financial information set out below may not be indicative of ESSA’s future performance.

Figures in C$ unless stated otherwise	Year Ended September 30, 2014	Period from January 1, 2013 to September 30, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Operating Revenues	—	—	—	—
Total Operating Expenses	(1,961,734)	(1,059,067)	(1,933,064)	(970,453)
Net Loss for the Period	(1,961,506)	(1,058,060)	(1,931,644)	(965,261)
Comprehensive Loss for the Period	(1,955,029)	(1,058,060)	(1,931,644)	(965,261)
Basic and diluted loss per Common Share	(0.13)	(0.07)	(0.13)	(0.08)
Total Assets	4,709,415	677,309	1,434,682	797,357
Net Assets	2,212,603	492,811	1,302,076	756,194
Capital Stock (1)	7,331,262	4,240,917	4,240,917	1,850,917
Number of Shares Adjusted to Reflect Changes in Capital	15,687,534	15,687,534	15,687,534	12,700,034
Dividends Declared per Share	—	—	—	—

(1)	Excluding long-term debt and redeemable preferred stock.

Exchange Rate Information

ESSA uses the Canadian dollar as its reporting currency. The following table sets forth certain information with respect to the U.S./Canadian dollar exchange rate (based on the noon exchange rates for the conversion of Canadian dollars into U.S. dollars as published by the Bank of Canada) for the periods shown:

Canadian Dollar Exchange Rate	Average(1)	High	Low
Fiscal Year ended December 31, 2011	1.015	1.0583	0.9430
Fiscal Year ended December 31, 2012	0.9991	1..0299	0.9599
Nine Months Ended September 30, 2013	0.9713	1.0164	0.9455
Fiscal Year ended September 30, 2014	0.9200	0.9724	0.8888
Month ended August 31, 2014	0.9145	0.9211	0.9106
Month ended September 30, 2014	0.9076	0.9206	0.8922
Month ended October 31, 2014	0.8918	0.8980	0.8858
Month ended November 30, 2014	0.8832	0.8900	0.8751
Month ended December 31, 2014	0.8676	0.8815	0.8589
Month ended January 31, 2015	0.8271	0.8527	0.7863

(1)

The average exchange rates for each full year are calculated using the average exchange rate on the last day of each month during the period. The average exchange rate for each month is calculated using the average of the daily exchange rates during the period.

B.	Capitalization and Indebtedness

The table below presents the Company’s capitalization and indebtedness as of December 31, 2014 in accordance with IFRS. You should read this table in conjunction with Item 3.A., “Selected Financial Data”, Item 5, “Operating and Financial Review and Prospects”, and Item 18, “Financial Statements”, related notes and other financial information contained elsewhere in this Registration Statement.

As at December 31, 2014 C$
Cash and Cash Equivalents	4,000,529
Long-term Debt	361,143
Shareholders equity
Share Capital	4,240,917
Preferred Shares	4,258,710
Subscriptions Received in Advance	1,159,400
Reserves	1,494,832
Accumulated other Comprehensive Loss	(37,016)
Deficit	(7,589,789)

Total Shareholders Equity	3,527,054
Total Capitalization	$3,888,197

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in ESSA involves a high degree of risk and should be considered highly speculative due to the nature and present early stage of the Company’s business. The following risks are the material risks that the Company faces; however, the risks below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. If any of the following risks occur, our business, financial condition and results of operations could be seriously harmed and you could lose all or part of your investment. Before deciding to invest in any Common Shares, investors should carefully consider the risk factors described below.

Our future success is dependent primarily on the regulatory approval and commercialization of a single product.

The Company does not have any products that have obtained regulatory approval. Currently, our only product candidate is EPI-506, and the Company currently expects to design and execute a Phase 1/2 study starting in 2015 to determine the safety and potential therapeutic benefits of EPI-506 in CRPC patients. As a result, the Company’s near-term prospects, including our ability to finance our operations and generate revenue, are substantially dependent on our ability to obtain regulatory approval for, and, if approved, to successfully commercialize EPI-506 in a timely manner. ESSA cannot commercialize EPI-506 or other future product candidates in the United States without first obtaining regulatory approval for the product from the FDA; similarly, ESSA cannot commercialize EPI-506 or other future product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities. The FDA review process typically takes years to complete and approval is never guaranteed.

ESSA may not be able to successfully commercialize EPI-506 or other future product candidates.

Even if EPI-506 or other future product candidates were to successfully obtain approval from the FDA and comparable foreign regulatory authorities, any approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, may be subject to burdensome post-approval study or risk management requirements, or may be limited to a subset of CRPC patients with limited commercial value. If ESSA is unable to obtain regulatory approval for EPI-506 in one or more jurisdictions, or any approval contains significant limitations, ESSA may not be able to obtain sufficient funding or generate sufficient revenue to continue the development of any other future product candidates that ESSA may discover, in-license, develop or acquire in the future. Also, any regulatory approval of EPI-506 or any future product candidates, once obtained, may be withdrawn. Furthermore, even if ESSA obtains regulatory approval for EPI-506, the commercial success of EPI-506 will depend on a number of factors, including the following:

•	development of a commercial organization or establishment of a commercial collaboration with a commercial infrastructure;

•	establishment of commercially viable pricing and approval for adequate reimbursement from third-party and government payors;

•

the ability of our third-party manufacturers to manufacture quantities of EPI-506 using commercially sufficient processes and at a scale sufficient to meet anticipated demand and enable ESSA to reduce our cost of manufacturing;

•	ESSA’s success in educating physicians and patients about the benefits, administration and use of EPI-506;

•	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;

•	the effectiveness of our own or our potential strategic collaborators’ marketing, sales and distribution strategy and operations;

•	acceptance of EPI-506 as safe and effective by patients and the medical community; and

•	a continued acceptable safety profile of EPI-506 following approval.

Many of these factors are beyond our control. If ESSA, or our potential commercialization collaborators, are unable to successfully commercialize EPI-506, ESSA may not be able to earn sufficient revenues to continue the Company’s business.

If the Company breaches any of the agreements under which the Company licenses rights to our product candidates or technology from third parties, the Company could lose license rights that are important to ESSA’s business. Our current license agreement may not provide an adequate remedy for its breach by the licensor.

ESSA is developing our EPI-series drug candidates pursuant to a License Agreement with UBC and the BC Cancer Agency. The Company is subject to a number of risks associated with the Company’s collaboration with UBC and the BC Cancer Agency, including the risk that UBC or the BC Cancer Agency may terminate the license agreement upon the occurrence of certain specified events. ESSA’s license agreement requires, among other things, that the Company make certain payments and use reasonable commercial efforts to meet certain clinical and regulatory milestones. See “Business Overview—Patents and Proprietary Rights” in Item 4 of this Registration Statement. If ESSA fails to comply with any of these obligations or otherwise breaches this or similar agreements, UBC, the BC Cancer Agency or any future licensors may have the right to terminate the license. ESSA could also suffer the consequences of non-compliance or breaches by licensors in connection with ESSA’s license agreements. Such non-compliance or breaches by such third parties could in turn result in ESSA’s breaches or defaults under the Company’s agreements with the Company’s other collaboration partners, and the Company could be found liable for damages or lose certain rights, including rights to develop and/or commercialize a product or product candidate. Loss of our rights to the Licensed IP or any similar license granted to ESSA in the future, or the exclusivity rights provided therein, could harm ESSA’s financial condition and operating results.

The Company may not be able to obtain required regulatory approvals for the Company’s proposed products.

The research, testing, manufacturing, labeling, packaging, storage, approval, sale, marketing, advertising and promotion, pricing, export, import and distribution of drug products developed by ESSA or ESSA’s future collaborative partners, if any, is subject to extensive regulation by federal, provincial, state and local governmental authorities and those regulations differ from country to country. ESSA’s potential product candidates will be principally regulated in the United States by the FDA, in Canada by the TPD, in the European Union by the European Medicines Agency (“EMA”) and the regulators in the individual European Union member countries and by other similar regulatory authorities in Japan and other jurisdictions. Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling products. Following several widely publicized issues in recent years, the FDA and similar regulatory authorities in other jurisdictions have become increasingly focused on product safety. This development has led to requests for more clinical trial data, for the inclusion of a significantly higher number of patients in clinical trials and for more detailed analysis of trial results. Consequently, the process of obtaining regulatory approvals, particularly from the FDA, has become more costly, time consuming and challenging than in the past. Any product developed by ESSA or ESSA’s future collaborative partners, if any, must receive all relevant regulatory approvals or clearances from the applicable regulatory authorities before it may be marketed and sold in a particular country.

ESSA will not be permitted to market any potential products in the United States, Canada or in other countries where ESSA intends to market our potential product candidates until the potential product receives approval of a NDA from the FDA or similar approval in other countries as restrictions apply. In the United States, the FDA generally requires the completion of pre-clinical testing and clinical trials of each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality before an NDA is approved. This process can take many years and require the expenditure of substantial resources and may include post-marketing studies and surveillance. Regulatory authorities in other jurisdictions impose similar requirements. Of the large number of drugs in development, only a small percentage result in the submission of an NDA to the FDA and even fewer are approved for commercialization. To date, the Company has not submitted an NDA for any of the Company’s potential products to the FDA or comparable applications to other regulatory authorities. If the Company’s development efforts for potential products are not successful for the treatment of CRPC and regulatory approval is not obtained in a timely fashion or at all, the Company’s business will be adversely affected.

The receipt of required regulatory approvals for the Company’s potential products is uncertain and subject to a number of risks, including the following:

•	the FDA, Institutional Review Boards (“IRBs”) or comparable foreign regulatory authorities may disagree with the design or implementation of the Company’s clinical trials;

•	the Company may not be able to provide acceptable evidence of the safety, efficacy, and quality of our potential products;

•	the results of the Company’s clinical trials may not meet the level of statistical or clinical significance required by the FDA or other regulatory agencies for marketing approval;

•	the dosing of the Company’s potential products in a particular clinical trial may not be at an optimal level;

•	patients in the Company’s clinical trials may suffer adverse effects for reasons that may or may not be related to the Company’s potential products;

•

the data collected from the Company’s clinical trials may not be sufficient to support the submission of an NDA for the Company’s potential products or to obtain regulatory approval in Canada, the United States or elsewhere;

•

the FDA or comparable foreign regulatory authorities may find deficiencies the manufacturing processes or facilities of third-party manufacturers with which the Company contracts for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering the Company’s clinical data insufficient for approval.

The FDA and other regulators have substantial discretion in the approval process and may refuse to accept any application or may decide that the Company’s data is insufficient for approval and require additional clinical trials, or other studies. In addition, varying interpretations of the data obtained from pre-clinical studies and clinical trials could delay, limit or prevent regulatory approval of the Company’s potential products. ESSA, or ESSA’s future collaborative partner, if any, must obtain and maintain regulatory authorization to conduct clinical trials. ESSA’s pre-clinical research is subject to Good Laboratory Practices (“GLP”) and other requirements and ESSA’s clinical research is subject to good clinical practice and other requirements. Failure to adhere to these requirements could invalidate ESSA’s data. In addition, the relevant regulatory authority or independent review board may modify, suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits. Further, the process of obtaining regulatory approvals is expensive, often takes many years, if approval is obtained at all, and can vary substantially based upon, among other things, the type, complexity and novelty of the prescription drug candidates involved, the jurisdiction in which regulatory approval is sought and the substantial discretion of the regulatory authorities. If regulatory approval is obtained in one jurisdiction, that does not necessarily mean that ESSA’s potential products will receive regulatory approval in all jurisdictions in which the Company may seek approval, or any regulatory approval obtained may not be as broad as what was obtained in other jurisdictions. However, the failure to obtain approval for our potential products in one or more jurisdictions may negatively impact the Company’s ability to obtain approval in a different jurisdiction. Accordingly, despite our expenditures and investment of time and effort, ESSA may be unable to receive required regulatory approvals for product candidates developed by us. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successful, ESSA’s business, financial condition and results of operations may be materially harmed.

Administering any of ESSA’s potential product candidates to humans may produce undesirable side effects. These side effects could interrupt, delay or halt clinical trials and could result in the applicable regulatory authorities denying approval of our product candidates for any or all of the targeted indications. If regulatory approval for a product is granted, the approval will be limited to those disease states, conditions, and populations for which the product is demonstrated through clinical trials to be safe and effective, and any approval granted may be too narrow to be commercially viable.

ESSA relies on proprietary technology, the protection of which can be unpredictable and costly.

The Company’s activities depend, in part, on its ability to (i) obtain and maintain patents, trade secret protection and operate without infringing the intellectual proprietary rights of third parties, (ii) successfully defend these patents (including patents owned by or licensed to the Company) against third-party challenges, and (iii) successfully enforce these patents against third party competitors. There is no assurance that the Company will be granted such patents and/or proprietary technology or that such granted patents and/or proprietary technology will not be circumvented through the adoption of a competitive, though non-infringing, process or product. The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. Changes in either the patent laws or in interpretations of patent laws may diminish the value of the Company’s intellectual property. Accordingly, the Company cannot predict the breadth of claims that may be allowable or enforceable in its patents (including patents owned by or licensed to the Company). Failure to protect the Company’s existing and future intellectual property rights could seriously harm its business and prospects and may result in the loss of its ability to exclude others from using the Company’s technology or its own right to use the technologies. If the Company does not adequately ensure the right to use certain technologies, it may have to pay others for the right to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property. The Company’s patents do not guarantee the right to use the technologies if other parties own intellectual property rights that are necessary in order to use such technologies. The Company’s patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent.

In addition, there is a risk that improved versions of ESSA’s own product developed by third parties will be granted patent protection and compete with our products. For example, any patents ESSA obtains may not be sufficiently broad to prevent others from utilizing our technologies or from developing competing products and technologies. Third parties may attempt to circumvent ESSA’s patents by means of alternative designs and processes or may independently develop similar products, duplicate any of ESSA’s products not under patent protection, or design around the inventions ESSA claims in any of our existing patents, existing patent applications or future patents or patent applications. The actual protection afforded by a patent varies on a product-by-product basis, from country to country and depends upon many factors, including the type of patent, the scope of our coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patents. It is impossible to anticipate the breadth or degree of protection that patents will afford products developed by us or their underlying technology.

In any case, there can be no assurance that:

•	any rights under Canadian, U.S. or foreign patents owned by the Company or other patents that third parties license to the Company will not be curtailed;

•	the Company was the first inventor of inventions covered by its issued patents or pending applications or that the Company was the first to file patent applications for such inventions;

•	the Company’s pending or future patent applications will be issued with the breadth of claim coverage sought by the Company, or be issued at all;

•	the Company’s competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Company’s technologies;

•

third parties will not attempt to circumvent ESSA’s patents by means of alternative designs and processes or that third parties will not also independently develop similar products, duplicate any of ESSA’s products not under patent protection, or design around the inventions ESSA claims in any of the Company’s existing patents, existing patent applications or future patents or patent applications;

•	any of the Company’s trade secrets will not be learned independently by its competitors; or

•	the steps the Company takes to protect its intellectual property will be adequate.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not sought in certain foreign countries. Further, countries we may sell to may not protect our intellectual property to the same extent as the laws of the United States, Canada or Europe, and may lack rules and procedures required for defending ESSA’s patents.

There is a risk that any patents issued relating to ESSA’s products or any patents licensed to ESSA may be successfully challenged or that the practice of our products might infringe the patents of third parties. If the practice of ESSA’s products infringes the patents of third parties, the Company may be required to design around such patents, potentially causing increased costs and delays in product development and introduction or precluding ESSA from developing, manufacturing or selling our planned products. In addition, disputes may arise as to the rights to know-how and inventions among ESSA’s employees and consultants who use intellectual property owned by others for the work performed for the Company. The scope and validity of patents which may be obtained by third parties, the extent to which ESSA may wish or need to obtain patent licenses and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty bearing, which could reduce ESSA’s income. If licenses cannot be obtained on an economical basis, delays in market introduction of our planned products could occur or introduction could be prevented, in some cases causing the expenditure of substantial funds.

In certain instances, ESSA may elect not to seek patent protection but instead rely on the protection of the Company’s technology through confidentiality agreements or trade secrets. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. The value of ESSA’s assets could also be reduced to the extent that third parties are able to obtain patent protection with respect to aspects of ESSA’s technology or products or that confidential measures we have in place to protect the Company’s proprietary technology are breached or become unenforceable. However, third parties may independently develop or obtain similar technology and such third parties may be able to market competing products and obtain regulatory approval through a showing of equivalency to one of our products which has obtained regulatory approval, without being required to undertake the same lengthy and expensive clinical studies that ESSA would have already completed. The cost of enforcing the Company’s patent rights or defending rights against infringement charges by other patent holders may be significant and could limit operations.

Litigation may also be necessary to enforce patents issued or licensed to ESSA or to determine the scope and validity of a third party’s proprietary rights. ESSA could incur substantial costs if the Company is required to defend itself in patent suits brought by third parties, if ESSA participates in patent suits brought against or initiated by ESSA’s corporate collaborators or if ESSA initiates such suits. The Company may not have the necessary resources to participate in or defend any such activities or litigation. Even if ESSA did have the resources to vigorously pursue our interests in litigation, because of the complexity of the subject matter, it is impossible to predict whether ESSA would prevail in any such action. Any claims of patent infringement asserted by third parties may:

•	divert the time and attention of the Company’s technical personnel and management;

•	cause product development or commercialization delays;

•	require the Company to cease or modify its use of the technology and/or develop non-infringing technology; or

•	require the Company to enter into royalty or licensing agreements.

An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent or selling office could subject ESSA to significant liabilities, require disputed rights to be licensed from third parties or require ESSA to cease using certain technology or products, any of which may have a material adverse effect on the Company’s business, financial condition and results of operations.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results and ESSA’s current product candidates may not have favourable results in later trials or in the commercial setting.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of pre-clinical studies and early clinical trials may not be predictive of the results of later-stage clinical trials. Pre-clinical tests and Phase 1 and Phase 2 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates at various doses and schedules. Success in pre-clinical or animal studies and early clinical trials does not ensure that later large scale efficacy trials will be successful nor does it predict final results. Favourable results in early trials may not be repeated in later trials. The Company cannot assure you that TPD/the FDA or other similar government bodies will view the results as the Company does or that any future trials of our proposed products for other indications will achieve positive results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and initial clinical trials.

A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Any future clinical trial results for ESSA’s proposed products may not be successful. A number of factors could contribute to a lack of favorable safety and efficacy results for our proposed products for other indications. For example, such trials could result in increased variability due to varying site characteristics, such as local standards of care, differences in evaluation period and due to varying patient characteristics including demographic factors and health status. There can be no assurance that the Company’s clinical trials will demonstrate sufficient safety and efficacy for TPD or the FDA to approve ESSA’s potential products for the treatment of CRPC, or any other indication that the Company may consider in any additional NDA/NDS submissions for ESSA’s potential products.

The Company will be required to demonstrate through larger-scale clinical trials that any potential future product is safe and effective for use in a diverse population before ESSA can seek regulatory approvals for its commercial sale. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical and post-approval trials. If ESSA’s potential products fail to demonstrate sufficient safety and efficacy in ongoing or future clinical trials, the Company could experience potentially significant delays in, or be required to abandon development of, ESSA’s product candidates currently under development.

In addition, clinical trials and nonclinical studies performed by research organizations and other independent third parties may yield negative results regarding the effect of ESSA’s potential products on CRPC, either in absolute terms or relative to other products.

The Company has incurred significant losses in every quarter since our inception and anticipate that the Company will continue to incur significant losses in the future.

ESSA is a development stage pharmaceutical company with a limited operating history. Investment in pharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval or become commercially viable. ESSA does not have any products approved by regulatory authorities for marketing or commercial sale and have not generated any revenue from product sales, or otherwise, to date, and ESSA continues to incur significant research, development and other expenses related to our ongoing operations. As a result, ESSA is not profitable and has incurred losses in every reporting period since inception in 2009. For the nine months ended September 30, 2013 and the year ended December 31, 2012, ESSA reported a net loss of $1,058,060 and $1,931,644, respectively. As of September 30, 2014, ESSA had an accumulated deficit since inception of $6,129,603.

The Company expects to continue to incur significant expenses and operating losses for the foreseeable future. ESSA anticipates these losses to increase as we continue the R&D of, and seek regulatory approvals for, any of our future product candidates and potentially begin to commercialize any products that may achieve regulatory approval. ESSA may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our financial condition. The size of our future net losses will depend, in part, on the rate of future growth of ESSA’s expenses and ability to generate revenues. The Company’s prior losses and expected future losses have had and will continue to have an adverse effect on the Company’s financial condition.

Even if the Company is able to commercialize any product candidate, there can be no assurance that the Company will generate significant revenues or ever achieve profitability.

The Company expects to continue to incur substantial losses for the foreseeable future, and these losses may be increasing. The Company is uncertain about when or if it will be able to achieve or sustain profitability. If the Company achieves profitability in the future, it may not be able to sustain profitability in subsequent periods. Failure to become and remain profitable would impair the Company’s ability to sustain operations and adversely affect the price of the Common Shares and its ability to raise capital.

ESSA has a limited operating history, which may make it difficult for you to evaluate the success of ESSA’s business to date and to assess ESSA’s future viability.

The Company’s operations to date have been primarily limited to organizing and staffing ESSA, acquiring the in-licensing of intellectual property, discovering and developing novel small molecule drug candidates and conducting preliminary pre-clinical research. ESSA has not yet obtained regulatory approval for any of the Company’s product candidates. Consequently, evaluating our performance, viability or future success will be more difficult than if ESSA had a longer operating history or approved products on the market.

ESSA will have significant additional future capital needs and there are uncertainties as to the Company’s ability to raise additional funding.

ESSA may require significant additional capital resources to expand our business, in particular the further development of our proposed products. Advancing ESSA’s product candidates or acquisition and development of any new products or product candidates may require considerable resources and additional access to capital. In addition, ESSA’s future cash requirements may vary materially from those now expected. For example, ESSA’s future capital requirements may increase if:

•	the Company experiences generic competition from other life sciences companies or in more markets than anticipated;

•	the Company experiences delays or un-expected increases in costs in connection with obtaining regulatory approvals in the various markets where we hope to sell our products;

•

the Company experiences unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, or other lawsuits, brought by either ESSA or ESSA’s competition;

•

the Company experiences scientific progress sooner than expected in our discovery, R&D projects, if ESSA expands the magnitude and scope of these activities, or if we modify our focus as a result of ESSA’s discoveries;

•	the Company experiences setbacks in our progress with pre-clinical studies and clinical trials are delayed;

•	the Company is required to perform additional pre-clinical studies and clinical trials; or

•	the Company elects to develop, acquire or license new technologies, products or businesses.

ESSA could potentially seek additional funding through strategic collaborations, alliances and licensing arrangements, through public or private equity or debt financing, or through other transactions. However, if sales are slow to increase or if capital market conditions in general, or with respect to life sciences companies such as ESSA’s, are unfavourable, ESSA’s ability to obtain significant additional funding on acceptable terms, if at all, will be negatively affected.

If sufficient capital is not available, ESSA may be required to delay our business expansion or our R&D projects, either of which could have a material adverse effect on ESSA’s business, financial condition, prospects or results of operations.

Raising additional capital may cause dilution to ESSA’s existing Shareholders, restrict ESSA’s operations or require ESSA to relinquish rights to technologies or any future product candidates.

Until the Company can generate substantial revenue from product sales, if ever, the Company expects to finance future cash needs through a combination of private and public equity offerings, debt financings, strategic collaborations and alliances and licensing arrangements. Additional financing that the Company may pursue may involve the sale of our Preferred Shares, Common Shares or financial instruments that are exchangeable for, or convertible into, our Preferred Shares and/or Common Shares, which could result in significant dilution to ESSA’s shareholders and the terms may include liquidation or other preferences that adversely affect the rights of existing shareholders. Additional capital may not be available on reasonable terms, if at all. Furthermore, these securities may have rights senior to those of ESSA’s Preferred Shares or Common Shares and could contain covenants that include restrictive covenants limiting ESSA’s ability to take important actions and potentially impair ESSA’s competitiveness, such as limitations on ESSA’s ability to incur additional debt, make capital expenditures, acquire, sell or license intellectual property rights or declare dividends. If we raise additional funds through strategic collaborations and alliances or licensing arrangements with third parties, ESSA may have to relinquish valuable rights to technologies or future product candidates, or grant licenses on terms that are not favorable to ESSA. If the Company is unable to raise additional funds when needed, the Company may be required to delay, limit, reduce or terminate our product development or commercialization efforts or grant rights to develop and market product candidates that ESSA would otherwise prefer to develop and market ourselves.

As an organization, ESSA has never conducted a clinical trial or submitted an NDA/NDS or IND/CTA before and may be unable to do so for our potential products or any other future products ESSA develops.

ESSA is currently at the pre-clinical stage and still needs to conduct all levels of clinical trials. The conduct of Phase 3 clinical trials and the submission of a successful IND/CTA and NDA/NDS is a complicated process. As an organization, ESSA has not conducted a clinical trial before, has limited experience in preparing, submitting and prosecuting regulatory filings and has not submitted an NDA/NDS or IND/CTA before. ESSA also has had limited interactions with the FDA and has not discussed our current clinical trial designs or implementation with the FDA or regulatory authorities in other jurisdictions. Consequently, even if ESSA’s initial clinical trials are successful, the Company may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to NDA/NDS submission and approval of ESSA’s proposed products or any other future product candidate ESSA may develop. The Company may require more time and incur greater costs than competitors and may not succeed in obtaining regulatory approvals of products that the Company develops. Failure to commence or complete, or delays in, ESSA’s planned clinical trials, would prevent ESSA from or delay ESSA in commercializing proposed products or any other future product candidate ESSA develops.

In order to establish the Company’s sales and marketing infrastructure, the Company will need to expand the size of its organization and the Company may experience difficulties in managing this growth.

As the Company’s development and commercialization plans and strategies develop, the Company expects that it will need to expand the size of its employee base for managerial, operational, sales, marketing, financial and other resources. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees. In addition, the Company’s management may have to divert a disproportionate amount of its attention away from the Company’s day-to-day activities and devote a substantial amount of time to managing these growth activities. The Company’s future financial performance and its ability to commercialize our potential products and any other future product candidates and its ability to compete effectively will depend, in part, on the Company’s ability to effectively manage any future growth.

If the Company is not successful in attracting and retaining highly qualified personnel, the Company may not be able to successfully implement its business strategy.

The Company’s ability to compete in the highly competitive pharmaceuticals industry depends in large part upon its ability to attract and retain highly qualified managerial, scientific and medical personnel. Competition affects the Company’s ability to hire and retain highly qualified personnel on acceptable terms. The Company is highly dependent on its management, scientific and medical personnel. The Company’s management team has substantial knowledge in many different aspects of drug development and commercialization. Despite the Company’s efforts to retain valuable employees, members of its management, scientific and medical teams may terminate their employment with the Company on short notice or, potentially, without any notice at all. The loss of the services of any of the Company’s executive officers or other key employees could potentially harm its business, operating results or financial condition. The Company’s success may also depend on its ability to attract, retain and motivate highly skilled junior, mid-level, and senior managers and scientific personnel. Other pharmaceutical companies with which the Company competes for qualified personnel have greater financial and other resources, different risk profiles, and a longer history in the industry than the Company does. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what the Company has to offer. If the Company is unable to continue to attract and retain high-quality personnel, the rate and success at which the Company can develop and commercialize product candidates would be limited.

If ESSA is unable to enroll subjects in clinical trials, ESSA will be unable to complete these trials on a timely basis.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of subjects to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, ability to obtain and maintain patient consents, risk that enrolled subjects will drop out before completion, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications ESSA is investigating. Furthermore, ESSA relies on Contract Research Organizations (“CROs”) and clinical trial sites to ensure the proper and timely conduct of the Company’s clinical trials, and while the Company has agreements governing their committed activities, the Company has limited influence over their actual performance.

If ESSA experiences delays in the completion or termination of any clinical trial of our proposed products or any future product candidates, the commercial prospects of product candidates will be harmed, and ESSA’s ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing ESSA’s clinical trials will increase costs, slow down product candidate development and approval process and could shorten any periods during which ESSA may have the exclusive right to commercialize product candidates or allow competitors to bring products to market before ESSA does, and jeopardize ESSA’s ability to commence product sales, which would impair ESSA’s ability to generate revenues and may harm ESSA’s business, results of operations, financial condition and cash flows and future prospects. In addition, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of ESSA’s proposed products or future product candidates.

ESSA may in the future conduct clinical trials for potential products or any future product candidates in sites outside the United States and the FDA may not accept data from trials conducted in such locations.

ESSA may in the future choose to conduct one or more clinical trials outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. This same comment applies to other jurisdictions. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with ethical principles. The study population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will be dependent upon its determination that the studies also complied with all applicable U.S. laws and regulations. There can be no assurance the FDA will accept data from trials conducted outside of the United States If the FDA chooses to not accept data collected outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and delay or permanently halt the development of ESSA’s proposed products or any future product candidates.

Even if the Company obtains marketing approval for any potential products, the Company will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense.

Even if the Company obtains Canadian or U.S. regulatory approval proposed products for the treatment of CRPC, which would not occur until the Company successfully completes Phase 3 clinical trials, the FDA or TPD may still impose significant restrictions on its indicated uses or marketing or the conditions of approval, or impose ongoing requirements for potentially costly and time-consuming post-approval studies, including Phase 4 clinical trials or clinical outcome studies and post-market surveillance to monitor the safety and efficacy of ESSA’s potential products. Even if the Company secures Canadian and/or U.S. regulatory approval, the Company would continue to be subject to ongoing regulatory requirements governing manufacturing, labeling, packaging, storage, distribution, safety surveillance, advertising, promotion, recordkeeping and reporting of adverse events and other post-market information. These requirements include registration with the FDA, as well as continued compliance with GCP obligations, for any clinical trials that the Company conducts post approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current cGMP requirements relating to quality control, quality assurance and corresponding maintenance of records and documents.

With respect to any drug candidates for which ESSA obtains regulatory approval, ESSA will be subject to post-marketing regulatory obligations, including the requirements by the FDA, EMA and similar agencies in other jurisdictions to maintain records regarding product safety and to report to regulatory authorities serious or unexpected adverse events. Compliance with extensive post-marketing record keeping and reporting requirements requires a significant commitment of time and funds, which may limit our ability to successfully commercialize approved products.

In addition, manufacturing of approved drug products must comply with extensive regulations governing cGMP. Manufacturers and their facilities are subject to continual review and periodic inspections. As ESSA will be dependent on third parties for manufacturing, ESSA will have limited ability to ensure that any entity manufacturing products on our behalf is doing so in compliance with applicable cGMP requirements. Failure or delay by any manufacturer of our products to comply with cGMP regulations or to satisfy regulatory inspections could have a material adverse effect on ESSA, including potentially preventing ESSA from being able to supply products for clinical trials or commercial sales. In addition, manufacturers may need to obtain approval from regulatory authorities for product, manufacturing, or labeling changes, which requires time and money to obtain and can cause delays in product availability. ESSA is also required to comply with good distribution practices such as maintenance of storage and shipping conditions, as well as security of products, in order to ensure product quality determined by cGMP is maintained throughout the distribution network. In addition, ESSA is subject to regulations governing the import and export of our products.

Sales and marketing of pharmaceutical products are subject to extensive federal and provincial or state laws governing on-label and off-label advertising, scientific/educational grants, gifts, consulting and pricing and are also subject to consumer protection and unfair competition laws. Compliance with extensive regulatory requirements requires training and monitoring of the sales force, which imposes a substantial cost on ESSA and ESSA’s collaborators. To the extent ESSA products are marketed by collaborators, ESSA’s ability to ensure their compliance with applicable regulations will be limited. In addition, ESSA is subject to regulations governing the design, testing, control, manufacturing, distribution, labeling, quality assurance, packaging, storage, shipping, import and export of ESSA’s products and product candidates.

Failure to comply with applicable legal and regulatory requirements may result in administrative or judicial sanctions.

If the Company or a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, lack of efficacy, problems with the facility where the product is manufactured, or the Company or its manufacturers fail to comply with applicable regulatory requirements, the Company may be subject to the following administrative or judicial sanctions:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	issuance of warning letters or untitled letters;

•	clinical holds;

•	injunctions or the imposition of civil or criminal penalties or monetary fines;

•	suspension or withdrawal of regulatory approval;

•	suspension of any ongoing clinical trials;

•	refusal to approve pending applications or supplements to approved applications filed by the Company, or suspension or revocation of product license approvals;

•	suspension or imposition of restrictions on operations, including costly new manufacturing requirements;

•	withdrawal of the product from the market and product recalls; or

•	product seizure or detention or refusal to permit the import or export of product.

The occurrence of any event or penalty described above may inhibit the Company’s ability to commercialize potential products and generate revenue. Adverse regulatory action, whether pre- or post-approval, can also potentially lead to product liability claims and increase the Company’s product liability exposure.

In the future, the regulatory climate might change due to changes in the FDA and other regulatory authorities’ staffing, policies or regulations and such changes could impose additional post-marketing obligations or restrictions and related costs. While it is impossible to predict future legislative or administrative action, if the Company is not able to maintain regulatory compliance, the Company will not be able to market our drugs and our business could suffer.

Termination or suspension of, or delays in the commencement or completion of, any necessary future studies of ESSA’s potential products for any indications could occur.

The commencement and completion of any potential clinical studies for future products can be delayed for a number of reasons, including delays related to:

•	the FDA, TPD or similar regulatory authorities not granting permission to proceed and placing the clinical study on hold or not reviewing and responding to IND/CTA application requests;

•	subjects failing to enroll or remain in the Company’s trials at the rate the Company expects;

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a facility manufacturing a product being ordered by the FDA or other government or regulatory authorities to temporarily or permanently shut down due to violations of cGMP requirements or other applicable requirements, or cross-contaminations of product candidates in the manufacturing process;

•	any changes to the Company’s potential manufacturing processes that may be necessary or desired;

•	subjects experiencing severe or unexpected drug-related adverse effects;

•	reports from clinical testing as well as post-market reports on similar technologies and products raising safety and/or efficacy concerns;

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third-party clinical investigators losing their license or permits necessary to perform the Company’s clinical trials, not performing the Company’s clinical trials on their anticipated schedule or employing methods not consistent with the clinical trial protocol, GMP requirements, or other third parties not performing data collection and analysis in a timely or accurate manner;

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inspections of clinical study sites by the FDA, TPD or similar regulatory authorities, or IRBs or similar research ethics boards, finding regulatory violations that require the Company to undertake corrective action, result in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study, or that prohibit the Company from using some or all of the data in support of its marketing applications;

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third-party contractors becoming debarred or suspended or otherwise penalized by the FDA, TPD or other government or regulatory authorities for violations of regulatory requirements, in which case the Company may need to find a substitute contractor and the Company may not be able to use some or any of the data produced by such contractors in support of its marketing applications;

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one or more IRBs refusing to approve, suspending or terminating the study at an investigational site, precluding enrolment of additional subjects, or withdrawing its approval of the trial; reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	deviations of the clinical sites from trial protocols or dropping out of a trial;

•	the addition of new clinical trial sites; and

•	the inability of the CRO to execute any clinical trials for any reason.

Product development costs for any of our potential products will increase if the Company has delays in testing or approval or if the Company needs to perform more or larger clinical studies than planned. Additionally, changes in regulatory requirements and policies may occur and the Company may need to amend study protocols to reflect these changes. Amendments may require the Company to resubmit its study protocols to the FDA, TPD or similar regulatory authorities or IRBs for re-examination, which may impact the costs, timing or successful completion of that study. Any delays in completing the Company’s future clinical trials will increase its costs, slow down its development and approval process and jeopardize its ability to generate revenues. Any of these occurrences may have a material adverse effect on the Company’s business, financial condition and prospects.

The Company faces intense competition from other biotechnology and pharmaceutical companies and its operating results will suffer if the Company fails to compete effectively.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. The Company’s potential competitors in Canada, the United States and globally include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies and specialized cancer treatment companies. Many companies, as well as research organizations, currently engage in, or have in the past engaged in, efforts related to the development of products in the same therapeutic areas as ESSA does. Due to the size of the prostate cancer treatment market and the large unmet medical need for products that treat CRPC, a number of the world’s largest pharmaceutical companies are developing, or could potentially develop, products that could compete with the Company’s.

Many of the companies developing competing technologies and products in ESSA’s field have significantly greater financial resources and expertise in discovery, R&D, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than ESSA does. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to ESSA’s. There is a risk that one or more of our competitors may develop more effective or more affordable products than us and that such competitors will commercialize products that will render our product candidates obsolete. ESSA faces competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent positions of others. In addition, these companies and institutions also compete with ESSA in recruiting and retaining qualified personnel. If the Company is not able to compete effectively against its current and future competitors, its business will not grow and its financial condition and operations will suffer materially adverse effects.

Failure to obtain regulatory approval in international jurisdictions would prevent any future product candidates from being marketed outside Canada or the United States.

In order to market and sell our potential future products in the European Union and many other jurisdictions, ESSA must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain TPD or FDA approval. The regulatory approval process outside of Canada or the United States generally includes all of the risks associated with obtaining TPD or FDA approval. In addition, in many countries outside Canada or the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for ESSA and could delay or prevent the introduction of our potential products in certain countries. ESSA may not obtain approvals from regulatory authorities outside Canada or the United States on a timely basis, if at all. A failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. ESSA may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our potential products in any market. If ESSA is unable to obtain approval of any of our future product candidates by regulatory authorities in the European Union or another jurisdiction, the commercial prospects of that product candidate may be significantly diminished and our business prospects could decline.

Recently enacted and future legislation in the United States may increase the difficulty and cost for the Company to obtain marketing approval of, and commercialize, our potential future products and affect the prices the Company may obtain.

In the United States, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval for ESSA’s potential future products, restrict or regulate post-approval activities and affect the Company’s ability to profitably sell potential future products. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. The Company does not know whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of ESSA’s potential future products, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject the Company to more stringent product labeling and post-marketing testing and other requirements.

In the United States, the Medicare Modernization Act (the “MMA”) changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for drugs. In addition, this legislation authorized Medicare Part D prescription drug plans to use formularies where they can limit the number of drugs that will be covered in any therapeutic class. As a result of this legislation and the expansion of federal coverage of drug products, the Company expects that there will be additional pressure to contain and reduce costs. These cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that the Company receives for ESSA’s potential products and could seriously harm its business. While the MMA applies only to drug benefits for Medicare beneficiaries, private health insurance companies often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private health insurance companies.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010 or, collectively, the “Health Care Reform Law”, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The Health Care Reform Law revised the definition of “average manufacturer price” for reporting purposes, which could increase the amount of Medicaid drug rebates to states. Further, the new law imposed a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial new provisions affecting compliance have also been enacted, which may possibly require the Company to modify its business practices with healthcare practitioners.

ESSA’s business may be materially adversely affected by new legislation, new regulatory requirements and the continuing efforts of governmental and third party payors to contain or reduce the costs of healthcare through various means.

Governments and regulatory authorities in Europe and other markets in which we intend to sell ESSA’s products may propose and adopt new legislation and regulatory requirements relating to pharmaceutical approval criteria and manufacturing requirements. Such legislation or regulatory requirements, or the failure to comply with such, could adversely impact ESSA’s operations and could have a material adverse effect on ESSA’s business, financial condition and results of operations.

In recent years, national, federal, provincial, state, and local officials and legislators have proposed, or are reportedly considering proposing, a variety of price based reforms to the healthcare systems in the European Union, the United States and other countries. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Furthermore, in certain foreign markets, the pricing or profitability of healthcare products is subject to government controls and other measures that have been prepared by legislators and government officials. While ESSA cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of the Company’s existing and potential products. Significant changes in the healthcare system in the European Union and other countries may have a substantial impact on the manner in which we conduct our business. Such changes could also have a material adverse effect on ESSA’s business, financial condition and results of operations.

ESSA is subject to risks inherent in foreign operations.

ESSA intends to pursue international market growth opportunities, such that international sales may account for a significant portion of our revenue. ESSA is subject to a number of risks associated with our potential international business operations, sales and marketing activities that may increase liability, costs, lengthen sales cycles and require significant management attention. These risks include:

•	compliance with the laws of the United States, Canada, the European Union and other jurisdictions where ESSA may conduct business, including import and export legislation;

•	increased reliance on third parties to establish and maintain foreign operations;

•	the complexities and expenses of administering a business abroad;

•	complications in compliance with, and unexpected changes in, foreign regulatory requirements;

•	instability in economic or political conditions, including inflation, recession and actual or anticipated military conflicts, social upheaval or political uncertainty;

•	foreign currency fluctuations;

•	foreign exchange controls and cash repatriation restrictions;

•	tariffs and other trade barriers;

•	difficulties in collecting accounts receivable;

•	differing tax structures and related potential adverse tax consequences;

•	uncertainties of laws and enforcement relating to the protection of intellectual property or secured technology;

•	litigation in foreign court systems;

•	unauthorized copying or use of our intellectual property;

•	cultural and language differences;

•	difficulty in managing a geographically dispersed workforce in compliance with local laws and customs that vary from country to country; and

•	other factors, depending upon the country involved.

There can be no assurance that the policies and procedures ESSA implements to address or mitigate these risks will be successful, that ESSA’s personnel will comply with them or that ESSA will not experience these factors in the future or that they will not have a material adverse effect on our business, results of operations and financial condition.

The Company may face exposure to adverse movements in foreign currency exchange rates.

ESSA’s business may expand internationally and as a result, a significant portion of our revenues, expenses, current assets and current liabilities may be preliminary denominated in U.S. dollars, Euros, and other foreign currencies, while our financial statements are expressed in Canadian dollars. In addition, the CPRIT Grant is payable in U.S. dollars and the formula for determining the funds ESSA must dedicate to the Project in order to receive CPRIT Grant funds each year, as set out in the CPRIT Agreement, is calculated in U.S. dollars. A decrease in the value of such foreign currencies, in particular the U.S. dollar, relative to the Canadian dollar could result in losses in revenues from currency exchange rate fluctuations. To date, ESSA has not hedged against risks associated with foreign exchange rate exposure. ESSA cannot be sure that any hedging techniques ESSA may implement in the future will be successful or that our business, financial condition, and results of operations will not be materially adversely affected by exchange rate fluctuations.

Laws and regulations governing international operations may preclude us from developing, manufacturing and selling certain product candidates outside of the United States and Canada and require ESSA to develop and implement costly compliance programs.

ESSA must comply with numerous laws and regulations in each jurisdiction in which ESSA plans to operate. ESSA must also comply with U.S. laws applicable to the foreign operations of U.S. individuals, such as the Foreign Corrupt Practices Act (“FCPA”), and Canadian laws applicable to the foreign operations of Canadian businesses and individuals, such as the Corruption of Foreign Public Officials Act (“CFPOA”). The creation and implementation of international business practices compliance programs is costly and such programs are difficult to enforce, particularly where reliance on third parties is required.

The CFPOA prohibits Canadian businesses and individuals from giving or offering to give a benefit of any kind to a foreign public official, or any other person for the benefit of the foreign public official, where the ultimate purpose is to obtain or retain a business advantage. Furthermore, a company may be found liable for violations by not only its employees, but also by its third-party agents. Any failure to comply with the CFPOA, as well as applicable laws and regulations in foreign jurisdictions, could result in substantial penalties or restrictions on ESSA’s ability to conduct business in certain foreign jurisdictions, which may have a material adverse impact on ESSA and our share price.

The FCPA prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring us to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. The anti-bribery provisions of the FCPA are enforced primarily by the Department of Justice. The Securities and Exchange Commission (“SEC”) is involved with enforcement of the books and records provisions of the FCPA.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical studies and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Violation of the FCPA can result in significant civil and criminal penalties. Indictment alone under the FCPA can lead to suspension of the right to do business with the U.S. government until the pending claims are resolved. Conviction of a violation of the FCPA can result in long-term disqualification as a government contractor. The termination of a government contract or relationship as a result of our failure to satisfy any of ESSA’s obligations under laws governing international business practices would have a negative impact on ESSA’s operations and harm ESSA’s reputation and ability to procure government contracts. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

ESSA’s employees or other agents may, without the Company’s knowledge and despite the Company’s efforts, engage in prohibited conduct under our policies and procedures and the CFPOA, FCPA or other anti-bribery laws that we may be subject to for which ESSA may be held responsible. If ESSA’s employees or other agents are found to have engaged in such practices, ESSA could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the United States in the future, we will be required to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit ESSA’s growth potential and increase development costs.

Third-party coverage and reimbursement and health care cost containment initiatives and treatment guidelines may constrain the Company’s future revenues.

In many of the markets ESSA hopes to sell future products in, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the effectiveness of, and prices charged for, medical products and services and therefore uncertainty exists as to the reimbursement of existing and newly approved healthcare products. The prices of ESSA’s future products may be subject to direct price controls by law and to drug reimbursement programs with varying price control mechanisms. In addition, as drug costs have increased, there have been more cost containment measures taken by government and third-party private payors, including limitations on both the number of products they list for reimbursements, the conditions under which they will reimburse, and the reimbursement drug prices. Some payors require manufacturers to enter into agreements with them in order for drugs to be reimbursed by the payor, and the agreements may contain cost sharing or other onerous provisions. Also, the current conditions and rules relating to the listing submissions to public and private formulary listings may change or become more onerous in the future. If we fail to achieve the listing of ESSA’s products, it will affect the physicians’ decisions regarding the use of ESSA’s products.

The Company’s ability to successfully market any of our future products will depend in part on the level of reimbursement that government health administration authorities, private health coverage insurers and other organizations provide for the cost of the Company’s potential products and related treatments. Countries in which our potential products may in the future be sold through reimbursement schemes under national health insurance programs frequently require that manufacturers and sellers of pharmaceutical products obtain governmental approval of initial prices and any subsequent price increases. In certain countries, including the United States, government-funded and private medical care plans can exert significant indirect pressure on prices. The Company may not be able to sell any potential products profitably if its prices are not approved or coverage and reimbursement is unavailable or limited in scope.

If ESSA is not able to convince public payors and hospitals to include ESSA’s potential future products on their approved formulary lists, revenues may not meet expectations and ESSA’s business, results of operations and financial condition may be adversely affected.

Hospitals establish formularies, which are lists of drugs approved for use in the hospital. If a drug is not included on the hospital’s formulary, the ability to promote and sell ESSA’s potential future products may be limited or denied. If ESSA fails to secure and maintain formulary inclusion for potential future products on favorable terms or are significantly delayed in doing so, ESSA may have difficulty achieving market acceptance of potential future products and ESSA’s business, results of operations and financial condition could be materially adversely affected.

The Company has never marketed a drug before, and if the Company is unable to establish an effective sales force and marketing infrastructure, or enter into acceptable third-party sales and marketing or licensing arrangements, the Company may be unable to generate any revenue.

ESSA does not currently have an infrastructure for the sales, marketing and distribution of pharmaceutical drug products and the cost of establishing and maintaining such an infrastructure may exceed the cost-effectiveness of doing so. In order to market any products that may be approved by the FDA and comparable foreign regulatory authorities, ESSA must build our sales, marketing, managerial and other nontechnical capabilities or make arrangements with third parties to perform these services. If ESSA is unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, ESSA may not be able to generate product revenue and may not become profitable. ESSA will be competing with many companies that currently have extensive and well-funded sales and marketing operations. Without an internal commercial organization or the support of a third party to perform sales and marketing functions, ESSA may be unable to compete successfully against these more established companies.

ESSA’s products may, if approved for sale, not achieve or maintain expected levels of market acceptance, which could have a material adverse effect on ESSA’s business, financial condition and results of operations and could cause the market value of our securities to decline.

Even if ESSA is able to obtain regulatory approvals for our product candidates, the success of those products is dependent upon achieving and maintaining market acceptance. New product candidates that appear promising in development may fail to reach the market or may have only limited or no commercial success. Levels of market acceptance for our products could be impacted by several factors, many of which are not within ESSA’s control, including but not limited to:

•	demonstration of clinical safety and efficacy of our potential products and other possible AR NTD inhibitors generally;

•	safety, efficacy, convenience and cost-effectiveness of our products compared to products of our competitors;

•	the prevalence and severity of any adverse side effects;

•	scope of approved uses and marketing approval;

•	limitations or warnings contained in FDA-approved labeling;

•	timing of market approvals and market entry;

•	the willingness of physicians to prescribe ESSA’s potential products and of the target patient population to try new therapies;

•	the inclusion of AR NTD inhibitor products in applicable treatment guidelines;

•	new procedures or methods of treatment that may reduce the incidences of any of the indications for which ESSA’s potential products shows utility;

•	difficulty in, or excessive costs to, manufacture;

•	infringement or alleged infringement of the patents or intellectual property rights of others;

•	the introduction of any new products, including generic AR NTD inhibitor products, that may in the future become available to treat indications for which ESSA’s potential product may be approved;

•	availability of alternative products from ESSA’s competitors;

•	acceptance of the price of ESSA’s products; and

•	ability to market ESSA’s products effectively at the retail level.

In addition, the success of any new product will depend on ESSA’s ability to either successfully build our in-house sales capabilities or to secure new, or to realize the benefits of existing arrangements with third-party marketing or distribution partners. Seeking out, evaluating and negotiating marketing or distribution agreements may involve the commitment of substantial time and effort and may not ultimately result in an agreement. In addition, the third-party marketing or distribution partners may not be as successful in promoting our products as we had anticipated. If we are unable to commercialize new products successfully, whether through a failure to achieve market acceptance, a failure to build ESSA’s own in-house sales capabilities, a failure to secure new marketing partners or to realize the benefits of our arrangements with existing marketing partners, there may be a material adverse effect on ESSA’s business, financial condition and results of operations and it could cause the market value of ESSA’s securities to decline.

In addition, by the time any products are ready to be commercialized, what ESSA believes to be the market for these products may have changed. The Company’s estimates of the number of patients who have received or might have been candidates to use a specific product may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients. ESSA’s failure to successfully introduce and market our products that are under development would have a material adverse effect on our business, financial condition and results of operations.

ESSA is subject to U.S. laws relating to fraud and abuse and patients’ rights.

As a pharmaceutical company, even though ESSA does not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to ESSA’s future arrangements with third-party payors and customers who are in a position to purchase, recommend and/or prescribe ESSA’s product candidates for which the Company obtains marketing approval. These broadly applicable fraud and abuse and other healthcare laws and regulations may constrain ESSA’s future business or financial arrangements and relationships with healthcare professionals, principal investigators, consultants, customers, and third-party payors and other entities, including ESSA’s marketing practices, educational programs and pricing policies. Restrictions under applicable federal and state healthcare laws and regulations that may affect ESSA’s ability to operate include, but are not limited to, the following:

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the U.S. Anti-Kickback Statute, among other things, prohibits persons from knowingly and willfully soliciting, offering, receiving or providing paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

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civil and criminal false claims laws and civil monetary penalty laws impose criminal and civil penalties, including through civil whistleblower or qui tam actions, among other things, prohibits individuals or entities from knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment or approval that are false or fraudulent or from knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government;

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the U.S. Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), among other things, imposes criminal liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or to obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g. public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and its implementing regulations, also imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without the appropriate authorization by entities subject to the law, such as health plans, healthcare clearinghouses and healthcare providers;

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the federal Physician Payment Sunshine Act, created under Section 6002 of the Affordable Care Act and its implementing regulations, requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the Centers for Medicare & Medicaid Services (“CMS”), information related to “payments or other transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by physicians (as defined above) and their immediate family members and payments or other “transfers of value” to such physician owners and their immediate family members; and

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analogous state and foreign laws and regulations, including: state anti-kickback and false claims laws which may apply to our business practices, including, but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by state governmental and non-governmental third-party payors, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government; state laws that require drug manufacturers to track gifts and other remuneration and items of value provided to healthcare professionals and entities and file reports relating to pricing and marketing information; and state and foreign laws that govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that ESSA’s business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that ESSA’s business practices may not comply with current or future statutes, regulations, agency guidance, or case law involving applicable fraud and abuse or other healthcare laws and regulations. If ESSA’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to ESSA, the Company may be subject to penalties, including without limitation, significant civil, criminal and administrative penalties, damages, fines, disgorgement, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings, and the curtailment or restructuring of ESSA’s operations. If any physicians or other healthcare providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Moreover, we expect there will continue to be federal and state laws and regulations, proposed and implemented, that could impact ESSA’s operations and business. The extent to which future legislation or regulations, if any, relating to healthcare fraud abuse laws or enforcement, may be enacted or what effect such legislation or regulation would have on ESSA’s business remains uncertain.

The Company may acquire businesses or products or form strategic alliances in the future and the Company may not realize the benefits of such acquisitions.

The Company may acquire additional businesses or products, form strategic alliances or create joint ventures with third parties that the Company believes will complement or augment its existing business.

If the Company acquires businesses in the future, it may not be able to realize the benefit of acquiring such businesses if the Company is unable to successfully integrate them with its existing operations and company culture. The Company may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent the Company from realizing their expected benefits. The potential failure of the due diligence processes to identify significant problems, liabilities or other shortcomings or challenges with respect to intellectual property, product quality, revenue recognition or other accounting practices, taxes, corporate governance and internal controls, regulatory compliance, employee, customer or partner disputes or issues and other legal and financial contingencies could decrease or eliminate the anticipated benefits and synergies of any acquisition and could negatively affect our future business and financial results.

As part of ESSA’s business strategy, we may also continue to acquire additional companies, products or technologies principally related to, or complementary to, ESSA’s current operations. Any such acquisitions will be accompanied by certain risks including but not limited to:

•	exposure to unknown liabilities of acquired companies and the unknown issues with any associated technologies or research;

•	higher than anticipated acquisition costs and expenses;

•	the difficulty and expense of integrating operations, systems and personnel of acquired companies;

•	disruption of our ongoing business;

•	inability to retain key customers, distributors, vendors and other business partners of the acquired company;

•	diversion of management’s time and attention; and

•	possible dilution to shareholders.

ESSA may not be able to successfully overcome these risks and other problems associated with acquisitions and this may adversely affect ESSA’s business, financial condition or results of operations.

ESSA’s employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could cause significant liability for ESSA and harm ESSA’s reputation.

ESSA is exposed to the risk of employee fraud or other misconduct, including intentional failures to comply with FDA regulations or similar regulations of comparable foreign regulatory authorities, provide accurate information to the FDA or comparable foreign regulatory authorities, comply with manufacturing standards ESSA has established, comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, report financial information or data accurately or disclose unauthorized activities to ESSA. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. If any such actions are instituted against ESSA and ESSA is not successful in defending itself or asserting ESSA’s rights, those actions could have a significant impact on ESSA’s business, results of operations, financial condition and cash flows from future prospects, including the imposition of significant fines or other sanctions.

If product liability lawsuits are brought against the Company, it may incur substantial liabilities and may be required to cease the sale, marketing and distribution of its products.

The Company could face a potential risk of product liability as a result of its potential sales, marketing and distribution activities relating to any future commercialization of any future product. For example, the Company may be sued if any product it develops allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under U.S. state or Canadian provincial or other foreign consumer protection legislation. If the Company cannot successfully defend itself against product liability claims, it may incur substantial liabilities or be required to cease the sale, marketing and distribution of its products. Even successful defense against product liability claims would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for any future products that the Company may develop;

•	injury to the Company’s reputation;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	a diversion of management’s time and the Company’s resources;

•	substantial monetary awards to consumers, trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	the inability to commercialize;

•	the inability to continue the sale, marketing and distribution of our potential future products; and

•	a decline in the price of the Preferred Shares or Common Shares.

If the Company is unable to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims, the commercialization of products it develops could be hindered or prevented.

The Company’s business and operations would suffer in the event of computer system failures.

Despite the implementation of security measures, ESSA’s internal computer systems and those of other third parties on which we rely are vulnerable to damage from computer viruses, unauthorized access, natural disasters, fire, terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in ESSA’s operations, it could result in a material disruption of ESSA’s drug development programs. To the extent that any disruption or security breach results in a loss of or damage to ESSA’s data or applications, or inappropriate disclosure of confidential or proprietary information, ESSA could incur liability and the further development of ESSA’s future product candidates could be delayed.

If ESSA fails to comply with environmental, health and safety laws and regulations, ESSA could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of ESSA’s business.

ESSA is subject to numerous environmental, health and safety laws and regulations in Canada and in the United States, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. ESSA’s operations involve the use of hazardous and flammable materials, including chemicals and biological materials. ESSA’s operations also produce hazardous waste products. The Company generally contracts with third parties for the disposal of these materials and wastes. ESSA cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, ESSA could be held liable for any resulting damages, and any liability could exceed our resources. ESSA also could incur significant costs associated with civil or criminal fines and penalties.

Although ESSA maintains workers’ compensation insurance to cover for costs and expenses ESSA may incur due to injuries to employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. ESSA does not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with ESSA’s storage or disposal of biological or hazardous materials.

In addition, ESSA may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair ESSA’s research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Business disruptions could seriously harm ESSA’s future revenues and financial condition and increase costs and expenses.

ESSA’s operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters or business interruptions, for which ESSA is predominantly self-insured. ESSA does not carry insurance for all categories of risk that ESSA’s business may encounter. The occurrence of any of these business disruptions could seriously harm ESSA’s operations and financial condition and increase costs and expenses. Further, any significant uninsured liability may require ESSA to pay substantial amounts, which would adversely affect ESSA’s business, results of operations, financial condition and cash flows from future prospects.

ESSA has no experience manufacturing ESSA’s product candidates on a large clinical or commercial scale and have no manufacturing facility. As a result, ESSA may in the future be dependent on third-party manufacturers for the manufacture of our potential product candidates as well as on third parties for ESSA’s supply chain, and if ESSA experiences problems with any future third parties, the manufacturing of ESSA’s product candidates or products could be delayed.

ESSA does not own or operate facilities for the manufacture of future potential product candidates. ESSA currently has no plans to build internal clinical or commercial scale manufacturing capabilities. As a result, ESSA potentially may rely on third party CMOs, in the future, for the chemical manufacture of active pharmaceutical ingredients for ESSA’s potential products. Also, ESSA may potentially rely on another CMO for the production of the final product formulation. To meet ESSA’s projected potential needs for clinical supplies to support ESSA’s activities through regulatory approval and commercial manufacturing, the CMOs with whom we may potentially work will need to increase the scale of production. ESSA may need to identify additional CMOs for continued production of supply for product candidates in the event the current potential CMOs ESSA chooses to utilize are unable to scale production, or if ESSA otherwise experiences any problems with them. Although alternative third-party suppliers with the necessary manufacturing and regulatory expertise and facilities exist, it could be expensive and take a significant amount of time to arrange for alternative suppliers. ESSA may encounter technical difficulties or delays in the transfer of any future potential product manufacturing on a commercial scale to additional third-party manufacturers. ESSA may be unable to enter into agreements for commercial supply with third party manufacturers, or may be unable to do so on acceptable terms. If ESSA is unable to arrange for alternative third-party manufacturing sources or to do so on commercially reasonable terms or in a timely manner, ESSA may not be able to complete development of our potential product candidates, market or distribute them.

Reliance on third-party manufacturers entails risks to which ESSA would not be subject if ESSA manufactured product candidates or products ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond ESSA’s control, including a failure to synthesize and manufacture product candidates or any products ESSA may eventually commercialize in accordance with ESSA’s specifications and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to ESSA. In addition, the FDA and other regulatory authorities require that ESSA’s product candidates and any products that ESSA may eventually commercialize be manufactured according to GMP and similar foreign standards. Any failure by our third-party manufacturers to comply with GMP or failure to scale up manufacturing processes, including any failure to deliver sufficient quantities of product candidates in a timely manner, could lead to a delay in, or failure to obtain, regulatory approval of any of ESSA’s potential product candidates and could cause ESSA to incur higher costs and prevent ESSA from commercializing product candidates successfully. In addition, such failure could be the basis for the FDA to issue a warning letter, withdraw approvals for product candidates previously granted to ESSA, or take other regulatory or legal action, including recall or seizure of outside supplies of the product candidate, total or partial suspension of production, suspension of ongoing clinical trials, refusal to approve pending applications or supplemental applications, detention or product, refusal to permit the import or export of products, injunction, or imposing civil and criminal penalties.

Any significant disruption in ESSA’s supplier relationships could harm the Company’s business. Any significant delay in the supply of a product candidate or its key materials for a potential ongoing clinical study could considerably delay completion of ESSA’s potential clinical trials, product testing and regulatory approval of ESSA’s potential product candidates. If ESSA’s manufacturers or ESSA is unable to purchase these key materials after regulatory approval has been obtained for ESSA’s product candidates, the commercial launch of ESSA’s product candidates would be delayed or there would be a shortage in supply, which would impair ESSA’s ability to generate revenues from the sale of our product candidates. It may take several years to establish an alternative source of supply for ESSA’s product candidates and to have any such new source approved by the FDA.

ESSA may be subject to claims by third parties asserting that ESSA, or ESSA’s employees have misappropriated their intellectual property, or claiming ownership of what we regard as ESSA’s own intellectual property.

Certain of ESSA’s employees, including senior management, were previously employed, or continue to be employed, at universities or other public institutions, or at other biotechnology or pharmaceutical companies, including ESSA’s competitors or potential competitors. Some of these employees, executed proprietary rights, nondisclosure and noncompetition agreements, in connection with such previous employment. ESSA may be subject to claims that ESSA, or these employees, have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. If ESSA fails in prosecuting or defending any such claims, in addition to paying monetary damages, ESSA may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and ESSA could be required to obtain a license from such third party to commercialize ESSA’s technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if ESSA is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Compulsory licensing and/or generic competition may affect our business in certain countries.

In a number of countries, governmental authorities and other groups have suggested that companies which manufacture medical products (e.g., pharmaceuticals) should make products available at a low cost. In some cases, governmental authorities have held that where a pharmaceutical company does not do so, its patents might not be enforceable to prevent generic competition. Alternatively, some governmental authorities could require that ESSA grant compulsory licenses to allow competitors to manufacture and sell their own versions of ESSA’s products, thereby reducing ESSA’s sales or the sales of ESSA’s licensee(s). In all of these situations, the results of future operations in these countries if any, could be adversely affected.

ESSA’s business depends heavily on the use of information technologies.

Several key areas of ESSA’s business depend on the use of information technologies. Despite ESSA’s best efforts to prevent such behaviour, third parties may nonetheless attempt to hack into ESSA’s systems and obtain data relating to ESSA’s pre-clinical studies or proprietary information on potential products. If ESSA fails to maintain or protect ESSA’s information systems and data integrity effectively, ESSA could lose, have difficulty attracting customers, have difficulty preventing, detecting, and controlling fraud, have regulatory sanctions or penalties imposed, have increases in operating expenses, incur expenses or lose revenues as a result of a data privacy breach, or suffer other adverse consequences. While ESSA has invested in the protection of data and information technology, there can be no assurance that ESSA’s efforts, or those of our third-party collaborators, if any, to implement adequate security and quality measures for data processing would be sufficient to protect against data deterioration or loss in the event of a system malfunction, or to prevent data from being stolen or corrupted in the event of a security breach. Any such loss or breach could have a material adverse effect on ESSA’s business, operating results and financial condition.

The Common Shares may be subject to share price volatility.

A number of factors could influence the volatility in the trading price of the Common Shares, including changes in the economy or in the financial markets, industry related developments, and the impact of changes in ESSA’s operations. ESSA’s quarterly revenues and profits, if any, may vary because of expenses ESSA incurs related to future research, changes in the combination of ESSA’s therapeutic drugs or fluctuations in the demand for ESSA’s products. Each of these factors could lead to increased volatility in the market price of the Common Shares. In addition, variations in earnings estimates by securities analysts and the market prices of the securities of ESSA’s competitors may also lead to fluctuations in the trading price of the Common Shares.

The directors and officers of ESSA may be subject to conflicts of interest.

Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations and situations may arise where these directors and officers will be in direct competition with the Company. Some of the directors and officers of the Company are or may become directors or officers of the other companies engaged in other business ventures whose operations may, from time to time, be in direct competition with our operations. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia).

The Company has never declared dividends and may not do so in the future.

ESSA has not declared or paid any cash dividends on Common Shares to date. The payment of dividends in the future will be dependent on ESSA’s earnings and financial condition and on such other factors as ESSA’s Board considers appropriate. Unless and until we pay dividends, shareholders may not receive a return on their shares. There is no present intention by the Board to pay dividends on the Common Shares.

The Company remains subject to the restrictions and conditions of the CPRIT Agreement. Failure to comply with the CPRIT Agreement may adversely affect ESSA’s financial condition and results of operations.

The Company relies on the CPRIT Grant to fund its ongoing operations. The CPRIT Grant is subject to the Company’s compliance with the scope of work outlined in the CPRIT Agreement and demonstration of its progress towards achievement of the milestones set forth in the CPRIT Agreement. See “ Summary Corporate History and Intercorporate Relationships – 2014” in Item 4 of this Registration Statement. If the Company fails to comply with the terms of the CPRIT Agreement, it may not receive the remaining tranches of the CPRIT Grant. Failure to obtain the remaining tranches of the CPRIT Grant may cause a halt or delay in ESSA’s ongoing operations, which may adversely affect the Company’s financial condition and results of operations.

If ESSA is unable to implement and maintain effective internal controls over financial reporting in the future, ESSA may not be able to report financial results accurately or prevent fraud. In that case, investors may lose confidence in the accuracy and completeness of ESSA’s financial reports and the market price of ESSA’s common shares may be negatively affected.

Maintaining effective internal control over financial reporting is necessary for ESSA to produce reliable financial reports and is important in helping to prevent financial fraud. If ESSA is unable to maintain adequate internal controls, ESSA’s business and operating results could be harmed. ESSA is not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), or National Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators (“NI 52-109”). As a result, ESSA is not currently required to make an assessment of the effectiveness of our internal controls, or to deliver a report that assesses the effectiveness of ESSA’s internal control over financial reporting. ESSA has begun to evaluate how to document and test internal control procedures to satisfy the requirements of Section 404 of Sarbanes-Oxley and the related rules of the SEC and NI 52-109, which require, among other things, ESSA’s management to assess annually the effectiveness of ESSA’s internal control over financial reporting. During the course of this documentation and testing, ESSA may identify weaknesses or deficiencies that ESSA may be unable to remedy before the requisite deadline for those reports.

Preparing ESSA’s consolidated financial statements involves a number of complex manual and automated processes which are dependent on individual data input or review and require significant management judgment. One or more of these elements may result in errors that may not be detected and could result in a material misstatement of ESSA’s consolidated financial statements. Additionally, Section 404 will eventually require ESSA’s auditors to deliver an attestation report on the effectiveness of ESSA’s internal controls over financial reporting.

The process of designing and implementing effective internal controls and procedures, and expanding ESSA’s internal accounting capabilities, is a continuous effort that requires ESSA to anticipate and react to changes in ESSA’s business and the economic and regulatory environments and expend significant resources to establish and maintain a system of internal controls that is adequate to satisfy ESSA’s reporting obligations as a public company. The standards that must be met for management to assess the internal control over financial reporting as effective are complex, and require significant documentation, testing and possible remediation to meet the detailed standards. ESSA cannot be certain at this time whether the Company will be able to successfully complete the continuing implementation of controls and procedures or the certification and attestation requirements of Section 404 and NI 52-109.

If a material misstatement occurs in the future, ESSA may fail to meet our future reporting obligations, ESSA may need to restate our financial results and the price of our Common Shares may decline. Any failure of ESSA’s internal controls could also adversely affect the results of the periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of ESSA’s internal control over financial reporting that will be required when Section 404 of Sarbanes-Oxley or NI 52-109 become fully applicable to ESSA. Effective internal controls are necessary for ESSA to produce reliable financial reports and are important to helping prevent financial fraud. If ESSA cannot provide reliable financial reports or prevent fraud, ESSA’s business and results of operations could be harmed, investors could lose confidence in ESSA’s reported financial information, and the trading price of ESSA’s Common Shares could drop significantly.

ESSA will incur significantly increased costs and devote substantial management time as a result of operating as a U.S. public company.

As a U.S. public company, ESSA will incur significant legal, accounting and other expenses that ESSA did not incur as a private company or as a Canadian public company. For example, ESSA will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will be required to comply with the applicable requirements of Sarbanes-Oxley and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and the including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. ESSA expects that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, ESSA expects that management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, ESSA expects to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley, which involve annual assessments of a company’s internal controls over financial reporting. ESSA will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function. ESSA cannot predict or estimate the amount of additional costs ESSA may incur as a result of becoming a U.S. public company or the timing of such costs.

ESSA is a “foreign private issuer” and has disclosure obligations that are different from those of U.S. domestic reporting companies. As a foreign private issuer, ESSA is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

ESSA is a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), and is not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, ESSA will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. ESSA will be required to file or furnish to the SEC the continuous disclosure documents that ESSA is required to file in Canada under Canadian securities laws. For example, ESSA will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. ESSA will also have four months after the end of each fiscal year to file ESSA’s annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, ESSA’s officers, directors and principal shareholders are exempt from the insider reporting and short-swing profit recovery requirements in Section 16 of the Exchange Act. Accordingly, ESSA’s shareholders may not know on as timely a basis when ESSA’s officers, directors and principal shareholders purchase or sell their common shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer. As a foreign private issuer, ESSA is also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. As a result of such varied reporting obligations, shareholders should not expect to receive the same information at the same time as information provided by U.S. domestic companies.

In addition, as a foreign private issuer, ESSA has the option to follow certain Canadian corporate governance practices rather than those of, except to the extent that such laws would be contrary to U.S. securities laws, and provided that ESSA disclose the requirements ESSA is not following and describe the Canadian practices ESSA follows instead. As a result, ESSA’s shareholders may not have the same protections afforded to shareholders of companies that are subject to all domestic U.S. corporate governance requirements.

ESSA may lose foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company.

ESSA may in the future lose foreign private issuer status if a majority of ESSA’s common shares are held in the United States and ESSA fails to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of ESSA’s directors or executive officers are U.S. citizens or residents; (ii) a majority of ESSA’s assets are located in the United States; or (iii) ESSA’s business is administered principally in the United States. The regulatory and compliance costs to ESSA under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If ESSA is not a foreign private issuer, ESSA would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer.

In addition, ESSA may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers. Further, if ESSA engages in capital raising activities after losing foreign private issuer status, there is a higher likelihood that investors may require ESSA to file resale registration statements with the SEC as a condition to any such financing.

There is a risk that the Company is or could become a “passive foreign investment company” which would likely result in materially adverse U.S. federal income tax consequences for U.S. investors.

The Company believes that it may have been classified as a PFIC for the taxable year ending December 31, 2014, and the Company believes it may be classified as a PFIC for the current taxable year and in future taxable years. However, the determination as to whether the Company is a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules that are subject to differing interpretations. If the Company is a PFIC for any taxable year during which a U.S. Holder (as defined under “Taxation—U.S. Federal Income Tax Considerations”) holds the Common Shares, it would likely result in adverse U.S. federal income tax consequences for such U.S. Holder. U.S. Holders should carefully read “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for more information and consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making a “qualified electing fund” election (including a protective election), which may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.

The Company’s status as an Emerging Growth Company.

ESSA is an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, the Company is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. The Company has not made a decision whether to take advantage of any or all of these exemptions.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, and delay compliance with new or revised accounting standards until those standards are applicable to private companies. The Company has not made a decision whether to take advantage of the extended transition period for complying with new or revised accounting standards.

Although ESSA is still evaluating its options under the JOBS Act, the Company may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to it so long as the Company qualifies as an “emerging growth company” and thus the level of information provided may be different than that of other U.S. public companies. If the Company does take advantage of any of these exemptions, some investors may find the Company’s securities less attractive, which could result in a less active trading market for ESSA’s Common Shares, and ESSA’s share price may be more volatile as a result.

The Company could be an emerging growth company until the last day of the first fiscal year following the fifth anniversary of its first common equity offering, although circumstances could cause the Company to lose that status earlier if annual revenues exceed $1.0 billion, if the Company issues more than $1.0 billion in non-convertible debt in any three-year period or if the Company becomes a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act.

It may be difficult for United States investors to effect services of process or enforcement of actions against the Company or certain of its directors and officers under U.S. federal securities laws.

The Company is incorporated under the laws of the Province of British Columbia, Canada. A majority of its directors and officers reside in Canada. Because all or a substantial portion of the assets of the Company and these persons are located outside the United States, it will be difficult for United States investors to effect service of process in the United States upon the Company or the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the U.S. Exchange Act or other United States laws. There is substantial doubt as to whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities and whether a judgment of a United States court predicated solely upon such civil liabilities would be enforceable in Canada by a Canadian court.

ITEM 4	INFORMATION ON THE COMPANY

A.	History and development of the Company

1.	Name, Address and Incorporation; Trading Market

The Company was incorporated under the name “ESSA Pharma Inc.” pursuant to the Business Corporations Act (British Columbia) on January 6, 2009. The Company’s articles (the “Articles”) were amended on December 16, 2010 to attach certain special rights and restrictions to the Common Shares, on April 22, 2014 to authorize the creation of a new class of preferred shares in the capital of the Company, issuable in one or more series, and again on July 28, 2014 to create the class A preferred shares in the capital of the Company (the “Preferred Shares”) and to attach certain special rights and restrictions to the Preferred Shares.

The Company’s registered and records office is located at Suite 2600, 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L3. The head office is located at Suite 720 - 999 West Broadway, Vancouver, British Columbia, Canada V5Z 1K5.

The Company applied to list its Common Shares on the TSX-V in September 2014. On December 22, 2014, the Company received conditional approval for its Common Shares to be listed on the TSX-V. As of January 27, 2015, the Company began trading stock under the symbol “EPI”. The Company also intends to apply to list its Common Shares on the NASDAQ. Such a listing is dependent upon this Registration Statement being declared effective as well as the Company meeting all the necessary listing requirements of the NASDAQ.

2.	Summary Corporate History and Intercorporate Relationships

Intercorporate Relationships

The Company has one wholly-owned subsidiary, ESSA Pharmaceuticals Corp. (“ESSA Texas”), existing under the laws of the State of Texas.

Overview

ESSA is a development-stage pharmaceutical company focused on the development of small molecule drugs for the treatment of castrate-resistant prostate cancer (“CRPC”). The Company is developing drugs which selectively block the amino-terminal domain (“NTD”) of the androgen receptor (“AR”), potentially overcoming the known AR-dependent mechanisms of CRPC and providing CRPC patients with the potential for increased progression-free and overall survival.

In 1999, Dr. Marianne Sadar, a Distinguished Scientist at the British Columbia Cancer Agency (the “BC Cancer Agency”), elucidated a unique drug target on the AR: the NTD. In 2003, Dr. Sadar and Dr. Raymond Andersen, a Professor at the University of British Columbia (“UBC”) known for his natural product libraries and medicinal chemistry experience and expertise, began a collaboration focused on discovery of small-molecule inhibitors of the AR NTD. By mid-2008, they together discovered a family of compounds that selectively inhibit the NTD target on the AR and demonstrated the efficacy of those molecules in recognized laboratory models of prostate cancer. These compounds are potential drugs for treatment of CRPC.

Drs. Sadar and Andersen incorporated ESSA in January 2009. In 2010, Bob Rieder and Dr. Richard Glickman, both former CEOs of NASDAQ-traded biopharmaceutical companies, completed the founding team at ESSA. Mr. Rieder was appointed CEO of the Company and Dr. Glickman was appointed Chairman of the board of directors of the Company (the “Board”).

ESSA began substantive operations in 2010 with the licensing of intellectual property related to the research of Drs. Sadar and Andersen from the BC Cancer Agency and UBC (see “Patents and Proprietary Rights - License Agreement with UBC and the BC Cancer Agency” in Item 4 of this Registration Statement), and completion of a seed round financing. The 2010 seed financing raised a total of $1,350,000 at a price of $0.50 per Common Share from qualified investors on a private placement basis.

2011

In 2011, the Company invested $674,000 in research activities which were necessary for the selection of a variant of ESSA’s lead compound, EPI-001, that would be suitable to take forward into clinical development. Since many such EPI-001 variants had been identified that were effective in blocking the growth of human prostate cancer xenografts, this process took significant time. A team of consultants was assembled who possessed the expertise and experience required to assist the Company in this endeavour. The key objective in this search was to identify a compound with higher potency than EPI-002, the best stereoisomer of the lead compound. By late 2011, ESSA had identified a compound named EPI-0011, which was highly potent and appeared suitable for further development.

2012

Between April and July 2012, ESSA undertook a second financing (the “2012 Financing”) from qualified investors on a private placement basis in order to finance the development of EPI-0011 to the IND phase. The 2012 Financing raised an aggregate of $2,390,000 at a price of $0.80 per Common Share. Subject to certain exempt issuances, the subscription agreements entered into between the Company and investors in connection with the 2012 Financing included anti-dilution rights in the event the Company issues additional equity securities of the Company or securities convertible into equity securities of the Company at an issue price (or conversion, exchange or exercise price, as applicable) that is less than $0.80. These anti-dilution rights expire on the earlier of (i) the three year anniversary of the date the Common Shares were issued to each such investor; (ii) the date the Company completes an initial public offering; (iii) the date the Company completes the sale of all or substantially all of its assets; and (iv) the date on which any person, acquires, directly or indirectly, any voting security of the Company and, immediately after such acquisition, directly or indirectly owns, or exercises control and direction over, voting securities representing more than 50% of the total voting power of all of the then outstanding voting securities of the Company.

During 2012, ESSA continued the pre-clinical development of EPI-0011. That effort was initially focused on identifying the best stereoisomer of EPI-0011 and then developing the selected stereoisomer, called EPI-00113. This development effort was initially directed toward establishing the dose of EPI-00113 required for efficacy and exploring the pharmacokinetics and toxicology of the compound. Unanticipated toxicity was observed in canines at doses that were very close to the expected therapeutic dose. On the basis of that finding, development work on EPI-00113 was halted. Subsequent investigation suggested that this toxicity was not characteristic of all members of this class of compounds, but was caused by a fluorine-containing metabolite of EPI-00113. Therefore, ESSA immediately began testing compounds which lacked any fluorine atom.

Also in 2012, ESSA applied to the Cancer Prevention and Research Institute of Texas (“CPRIT”) for a US$12,000,000 grant (the “CPRIT Grant”) to help fund the clinical development of ESSA’s program. In late 2012, ESSA was informed that CPRIT staff had recommended approval of the CPRIT Grant.

2013

Early in 2013, ESSA learned that the CPRIT program had been temporarily suspended by the Texas State Legislature due to an irregularity in carrying out CPRIT’s mandate. The irregularity was entirely unconnected to ESSA’s application. ESSA continued its efforts during this time to identify and test a more-potent variant of its lead compound. This led to testing of a compound named EPI-506, a pro-drug of EPI-002. In vitro testing of EPI-506 showed that it was approximately two-fold more potent than EPI-002. In vivo experiments in established models of CRPC suggested an even higher increase in potency of EPI-506 over EPI-002 by oral dosing.

2014

In early 2014, in vivo experiments showed that EPI-506 had efficacy on human prostate cancer xenografts at low oral doses in the 33 mg/kg range in mice. Toxicology studies showed that it was well tolerated in both mice and canines at doses at least three-fold higher than the therapeutic dose. On the basis of that data as well as other relevant data, the Company decided to commence a work program focused on receiving regulatory approval to commence human clinical testing of EPI-506 in CRPC patients. During the first quarter of 2014, ESSA was informed that the CPRIT Advisory Committee had approved the CPRIT Grant and on July 9, 2014, the Chief Executive Officer of CPRIT executed the CPRIT Agreement.

Pursuant to the terms of the CPRIT Agreement, CPRIT agreed to disburse to the Company up to US$12,000,000 to be used in connection with ESSA’s development of EPI-506 towards completion of Phase 1/2 clinical proof-of-concept (in this section, the “Project”), to be advanced upon request by the Company. If the Company does not request, or CPRIT’s oversight committee does not authorize, advancement of funds for some or the entire CPRIT Grant proceeds, disbursement of CPRIT Grant proceeds for services performed and allowable expenses and costs incurred in connection with the Project will be on a reimbursement basis. Each year, the Company must confirm to CPRIT that it has funds dedicated to the Project equal to one half of the amount of the CPRIT Grant funds disbursed each fiscal year during the term of the CPRIT Agreement.

The CPRIT Grant is subject to the Company’s compliance with the scope of work outlined in the CPRIT Agreement and demonstration of its progress towards achievement of the milestones set forth in the CPRIT Agreement. On July 31, 2014, the Company received US$2,791,333 from CPRIT, representing the first tranche of the aggregate US$12,000,000 CPRIT Grant, and recorded this amount as deferred revenue. This amount will be recognized as revenue as eligible expenses are approved by CPRIT based on quarterly filings. The Company must dedicate US$1,395,667 of Company funds unrelated to the CPRIT Grant to be used in connection with the Company’s development program (being one half of the amount of the first tranche of the CPRIT Grant). To obtain an advance of the next tranche of the CPRIT Grant in the amount of US$3,786,667, the Company must successfully file an IND application with the FDA in 2015 (for more information on the IND application process, see “ Regulatory Environment” in Item 4 of this Registration Statement) and dedicate US$1,893,333 of Company funds unrelated to the CPRIT Grant to be used in connection with the Company’s development program (being one half of the amount of the second tranche of the CPRIT Grant). This application will summarize all pre-clinical work completed in connection with EPI-506. The Company currently expects to file an IND application with the FDA and CTA with the TPD before the end of the second quarter of 2015. As the IND application will be reviewed by the FDA, the Company cannot guarantee that the IND application will be accepted once submitted. Similar assurances cannot be given with respect to the CTA. CPRIT’s advance of the third and final tranche of the CPRIT Grant, amounting to US$5,422,000, is conditional on the Company identifying the highest non-toxic dose of EPI-506 in humans to use in the next stage of clinical testing by the end of the second quarter of 2016 and dedicating US$2,711,000 of Company funds unrelated to the CPRIT Grant to be used in connection with the Company’s development program. The final milestone expected to be achieved by the Company using the advance of the third tranche of the CPRIT Grant is the completion of the Phase 2 efficacy portion of the Company’s proposed Phase 1/2 clinical study by the end of the second quarter of 2017 (see “ESSA’s Products and Programs – Development Program” in Item 4 of this Registration Statement).

In addition, the Company must conduct the Project within the State of Texas with Texas-based employees, contractors and/or collaborators unless otherwise allowed under the CPRIT Agreement and must use good faith efforts to purchase goods and services from suppliers in Texas to the extent reasonably possible, with a goal of achieving more than 50% of such purchases from suppliers in Texas, as well as reasonable efforts to purchase from certain under-utilized businesses enumerated by CPRIT. As of the date of this Registration Statement, the Company has complied with these obligations by incorporating a subsidiary under the laws of the State of Texas, opening an office in Houston, Texas and basing the Company’s Chief Medical Officer and Executive Vice-President of Research and Development in the Company’s Houston office. In addition, the Company has contracted South West Research Institute, an independent applied research and development facility located in San Antonio, Texas to conduct Good Laboratory Practices (“GLP”) scale-up manufacturing of EPI-506.

The Company must use commercially reasonable efforts to complete the goals of the Project in accordance with the timeline agreed to with CPRIT and must provide quarterly financial reporting to CPRIT to document all costs and allowable expenses paid with CPRIT Grant proceeds. The Company must use reasonable efforts to direct that any new or expanded pre-clinical testing, clinical trials, commercialization or manufacturing relating to activities funded by CPRIT take place in Texas. In addition, the Company must use commercially reasonably efforts to commercialize the results of the Project.

ESSA retains ownership of all intellectual property created in connection with work undertaken using CPRIT Grant funds. However, CPRIT has a non-exclusive royalty-free worldwide license to exploit results of the Project for or on behalf of CPRIT and other agencies of the State of Texas for noncommercial purposes only.

ESSA must also pay to CPRIT 4% royalties on gross revenues of sales of commercial products developed from the results of the Project up to a maximum of 200% of the CPRIT Grant funds awarded to ESSA and 2% royalties on such revenues thereafter. After termination of the CPRIT Agreement, ESSA may pay a one-time buyout fee in lieu of the aforementioned royalty payments.

The CPRIT Agreement terminates on December 31, 2016 unless terminated earlier (i) by mutual agreement of the parties, (ii) by ESSA for convenience on 30 days’ notice or (iii) by CPRIT if a key milestone is not met by ESSA, for certain material defaults of the CPRIT Agreement by ESSA or if allocated funds should become legally unavailable to CPRIT for use in the CPRIT Agreement and CPRIT is unable to obtain additional funding. If ESSA terminates the CPRIT Agreement for convenience or CPRIT terminates the CPRIT Agreement as a result of certain material defaults under the CPRIT Agreement by ESSA, or if ESSA relocates its principal business outside of Texas during the term of the CPRIT Agreement or within three years after the final payment of CPRIT Grant funds, ESSA must repay some or all CPRIT Grant funds, to the extent such default resulted in the CPRIT Grant being expended not in accordance with the CPRIT Agreement. In addition, if ESSA opts out of the CPRIT Agreement or if the CPRIT Agreement is terminated by CPRIT because of ESSA’s default, CPRIT may require that ESSA transfer and assign to CPRIT all of its rights, title and interest in all intellectual property rights and technologies developed as a result of the CPRIT Grant. If, at the time the CPRIT Agreement terminates, a portion of the funds awarded have not been used by the Company for permissible services, expenses or costs relating to the Project and the Company has not received approval for an extension of the term of the CPRIT Agreement (which may not exceed six months), the Company must return such unused funds to CPRIT.

The CPRIT Agreement cannot be assigned by the Company without CPRIT’s consent. The Company has agreed to indemnify CPRIT and the State of Texas from and against any and all claims, demands, costs, expenses, liabilities, causes of action and damages in any way related or in connection with ESSA’s receipt or use of the CPRIT Grant funds. The funds available to the Company pursuant to the CPRIT Agreement are contingent upon funding being available from CPRIT for the term of the CPRIT Agreement. The Company does not have any right of action against CPRIT in the event that CPRIT is unable to perform its obligations under the CPRIT Agreement as a result of the suspension, termination, withdrawal, or failure of funding to CPRIT or lack of sufficient funding of CPRIT for the CPRIT Agreement. If the CPRIT Agreement is not funded, both ESSA and CPRIT will be relieved of their obligations under the CPRIT Agreement.

In the fiscal year ended September 30, 2014, ESSA received an initial advance of US$2,793,533 from the CPRIT Grant. The CPRIT Grant is detailed in the accompanying financial statements for the fiscal year ended September 30, 2014.

Also during the first quarter of 2014, the Company retained Bloom Burton, a Toronto-based financial advisory firm, to help develop a financing strategy for ESSA.

In April 2014, ESSA issued a convertible secured debenture to Bloom Burton Healthcare Structured Lending Fund in the amount of $1,000,000 bearing interest at a rate of 12% per annum (the “Convertible Debenture”). Pursuant to its conversion terms, the Convertible Debenture, including all accrued interest thereon, was automatically converted into 517,500 Preferred Shares upon the closing of the first tranche of the 2014 Financing (as defined below).

Also during the second quarter of 2014, in connection with certain obligations under the CPRIT Grant, the Company established a wholly-owned subsidiary, ESSA Texas, under the laws of the State of Texas.

On July 29, 2014, ESSA completed a brokered private placement offering of 1,185,400 preferred shares in the capital of ESSA (the “Preferred Shares”) at a price of $2.00 per Preferred Share for aggregate gross proceeds of $2,370,800 (the “2014 Financing”). The 2014 Financing was completed with a syndicate of agents led by Bloom Burton, as lead agent, and which included Mackie Research Capital Corporation and Richardson GMP Limited. Pursuant to its conversion terms, the Convertible Debenture, including all accrued interest thereon, was automatically converted into 517,500 Preferred Shares upon the closing of the 2014 Financing.

On October 22, 2014 and October 23, 2014, the Company carried out the 2014 Special Warrant Financing for gross proceeds of $1,359,280. The Special Warrants issued in connection with the 2014 Special Warrant Financing were exercised into Preferred Shares on December 15, 2014.

In September 2014, the Company submitted its initial application to list the Common Shares on the TSX-V. On December 9, 2014, the Company became a reporting issuer in Alberta, British Columbia and Ontario. On December 22, 2014, the Company received conditional approval for its common shares to be listed on the TSX-V. As of January 27, 2015, the Company began trading stock under the symbol “EPI”. The Company also intends to apply to list its Common Shares on the NASDAQ. Such a listing is dependent upon this Registration Statement being declared effective as well as the Company meeting all the necessary listing requirements of the NASDAQ.

In the fourth quarter of 2014, ESSA completed a portion of the work required in order to file an IND application with the FDA in the US and a CTA in Canada. The IND application and CTA are expected to be filed concurrently by the end of the second quarter of the 2015 calendar year.

2015

In January 2015, the Company issued the 2015 Special Warrants at a price of US$2.75 per 2015 Special Warrant for gross proceeds of approximately US$12,000,000 (the “2015 Special Warrant Financing”). Each 2015 Special Warrant is exercisable for, without payment of any additional consideration, one Common Share at any time by the holder thereof and all of the 2015 Special Warrants will be deemed to be exercised on the earlier of: (i) October 16, 2015 and (ii) the date on which the Common Shares first begin to trade on either (i) the NASDAQ or (ii) the NYSE securities trading platform of the New York Stock Exchange (the “U.S. Listing Date”). Should the U.S. Listing Date not occur on or prior to October 16, 2015, instead of one Common Share, each 2015 Special Warrant shall entitle the holder thereof to receive 1.5 Common Shares upon exercise or deemed exercise thereof.

In connection with the 2015 Special Warrant Financing, Bloom Burton and Roth Capital Partners, LLC, as agents, and selling group members, received total cash commissions equal to approximately US$706,800 and 257,018 Broker Warrants. Each such broker warrant is exercisable to purchase one Common Share until January 16, 2017 at a price of US$2.75 per broker warrant.

B.	Business Overview

Introduction

ESSA is a development-stage pharmaceutical company focused on the development of small molecule drugs for the treatment of CRPC. The Company is developing drugs which selectively block the NTD of the AR, potentially overcoming the known AR-dependent mechanisms of CRPC and providing CRPC patients with the potential for increased progression-free and overall survival.

Overview of Recurrent Prostate Cancer

Androgen and the Androgen Receptor

Adenocarcinoma of the prostate represents approximately 95% of all prostate cancers and is dependent on androgen for survival and proliferation. This dependency of prostate cells on androgen forms the basis for androgen deprivation therapy (surgical or pharmaceutical castration) as the gold standard for systemic therapy for recurrent prostate cancer. In adult males, the testes produce the majority of androgens with minor amounts contributed from the adrenal glands and other tissues.

The AR is a ligand-activated transcription factor that mediates the biological effects of androgen. Without a functional full-length AR, the addition of androgen has no biological effects. The AR has distinct functional domains that include a C-terminal ligand-binding domain, DNA-binding domain, the N-terminal domain and a hinge region. All current FDA-approved therapies that target the AR are directly or indirectly focused on its C-terminal ligand-binding domain. Androgens such as testosterone and dihydrotestosterone bind to the ligand-binding domain of the AR which result in changes in conformation and post-translational modifications, nuclear translocation and ultimately binding to the regulatory regions of DNA of target genes called androgen response elements. Thus, AR regulates the transcription of genes involved in prostate tissue growth and survival.

Castration-Resistant Prostate Cancer

Approximately one-third of all prostate cancer patients who have been treated for local disease will subsequently have biochemical failure: rising serum levels of prostate-specific antigen (“PSA”) which is an indication of recurrent disease. Patients with advanced disease tend to go on to androgen ablation therapy (surgical or pharmacological castration). Pharmacological castration using analogues of luteinizing hormone releasing hormone (“LHRH”) or surgical castration are effective and comprise the current gold standard of treatment.

Drugs which competitively bind in the ligand-binding pocket of the ligand-binding domain of the AR prevent both the binding of androgen and interaction of the AR with co-regulatory proteins, and therefore also prevent AR transcription activity. Such drugs (called “Antiandrogens”) can also be effective in inhibiting the growth of prostate cancer tumors. However, antiandrogen monotherapy is less effective than castration and is not approved or recommended in current therapeutic guidelines. Current antiandrogens used for prostate cancer include bicalutamide, flutamide, nilutamide, cyproterone acetate, enzalutamide, and the investigational drugs ARN-509, TOK-001 (Galeterone) and ODM-201.

When the disease becomes resistant to initial androgen ablation therapy, second line hormonal treatments can be used depending on several factors that include the biology of the tumor, and evidence of metastases, whether or not the patient is experiencing symptoms and if the disease comprises small cell carcinoma. However, castrate levels of androgen are typically maintained (i.e. patient remains on LHRH analogues) while other therapies are added to the patient’s regime. The majority of asymptomatic patients with rising PSA and evidence of metastasis will go on to receive second-line hormonal therapies that include abiraterone acetate, corticosteroids and/or enzalutamide. For symptomatic CRPC patients, docetaxel or radium-233 for bone metastases are generally the treatments of choice. Prostate small cell carcinoma can be treated with chemotherapies such as docetaxel as those carcinomas usually do not respond to AR targeted therapies.

Abiraterone acetate plus prednisone has been approved by FDA and in many countries globally for metastatic CRPC. In the key clinical study supporting initial approval for post-chemotherapy CRPC, abiraterone acetate plus prednisone demonstrated a statistically significant improvement in overall survival of 4.6 months in patients with metastatic CRPC who have failed one or two prior chemotherapy regimens. Abiraterone acetate plus prednisone has also been approved in the pre-chemotherapy setting. In the key supporting clinical study, the co-primary endpoint showed a statistically significant increase in median radiographic progression-free survival with abiraterone plus prednisone versus prednisone alone of 16.5 months versus 8.2 months, whereas improvement in median overall survival only showed a trend towards statistical significance. Treatment with abiraterone requires the concomitant usage of prednisone to ameliorate symptoms of mineralocorticoid excess, including fluid overload, hypertension and hypokalemia; abiraterone plus prednisone must be used with caution in those with a significant cardiovascular history, including congestive heart failure. These effects, as well as treatment-associated elevations in liver enzymes, necessitate monitoring for blood pressure, serum potassium, fluid retention, aspartate aminotransferase (AST), alanine transaminase (ALT) and bilirubin levels. Furthermore, the pharmacokinetics of abiraterone acetate demonstrate a large food effect, with exposure increasing up to ten-fold in the presence of food. For safe administration, food must not be eaten two hours before the drug is taken and for one hour afterwards.

Enzalutamide has also been recently approved by the FDA as a treatment for patients with metastatic CRPC. In the initial pivotal clinical trial supporting FDA approval in the post-chemotherapy CRPC population (AFFIRM study), the median overall survival was 18.4 months in the enzalutamide group versus 13.6 months in the placebo group. The label extension to metastatic CRPC is supported by data from the PREVAIL study in chemo-naive CRPC, which demonstrated a statistically significant 29% reduction in the risk of death over placebo, despite enrolling patients with visceral disease, a population with a poorer prognosis that has historically been excluded from this trial setting. This survival benefit was achieved without the requirement for concomitant prednisone. The safety profile of enzalutamide is considered favorable despite a high incidence of hypertension and the risk for seizure.

The immunotherapy sipuleucel-T has been shown to increase the median survival time of CRPC patients by four months. Sipuleucel-T is generally considered a treatment option in advanced patients who are either asymptomatic or minimally symptomatic and with a good performance status (ECOG 0-1). Sipuleucel-T is not indicated for patients with hepatic metastases or less than six month life expectancy. Sipuleucel-T has no effect on serum PSA and does not affect the time to disease progression.

Radium-223 has been shown to extend survival in CRPC patients with symptomatic bone metastases and no known visceral metastatic disease. Limitations include the incidence of bone marrow suppression, primarily thrombocytopenia, and the need for this injectable radiopharmaceutical to be administered by trained personnel at select centers able to handle this product. In addition, the administration of radium-233 is associated with potential risks for other persons (e.g. medical staff, care givers and members of the patient’s family) from radiation or contamination from body fluids such as spills of urine, feces, and vomit. Therefore, radiation protection precautions must be taken in accordance with national and local regulations.

It is generally believed that, in the majority of patients, castration-resistant disease continues to be driven by a transcriptionally-active AR in spite of maintaining castrate levels of androgen. Evidence to support the concept that CRPC remains dependent upon AR signaling includes: 1) many of the same genes that are increased by androgens become elevated in CRPC, such as PSA; 2) detection of nuclear localization of the AR in CRPC tissues supports that the AR may continue to be transcriptionally active in the absence of testicular androgens; 3) increased expression of the AR in tissues from CRPC; and 4) most importantly, survival advantages with enzalutamide and abiraterone (block synthesis of androgens) in CRPC patients.

AR-related mechanisms of CRPC

The mechanisms for the development of CRPC have been intensely studied, in part because the emergence of CRPC is almost universal in recurrent prostate cancer treatment. The mechanisms described below represent the current state of knowledge in this regard.

1 - Mutations Causing AR Activation by Antiandrogens

Some patients receiving antiandrogens will develop antiandrogen withdrawal syndrome. This syndrome is characterized by a rising PSA and worsening symptoms while the patient is taking antiandrogens, followed by a decline in PSA or improvement when the patient is taken off antiandrogens. Prostate cancer cells obtained from patients with antiandrogen withdrawal syndrome may have gain-of-function mutations in the ligand-binding domain of the AR. Thus, current antiandrogens used to block the ligand-binding domain of the AR may become activators of the mutated AR and as a result, have the opposite effect from what they were intended to do.

2 - Amplification or Over-Expression of AR

Several studies have shown that androgen deprivation results in over-expression of the AR, thus giving any residual androgen more opportunities to bind and thereby activate the AR.

3 - Residual Androgens Activate AR

While in mature men, the majority of androgen is produced by the testes, androgen is produced by a number of other tissues including the adrenal glands and in some prostate cancer tumors. As well, a variety of different pathways can produce androgen. As blood levels of androgen are reduced through use of current androgen-suppressing drugs or surgical castration, androgen production by alternate pathways may become an important way in which ARs become activated. Recently, it has been shown that prostate cancer tumor tissue can synthesize androgen, leading potentially to concentrations of intra-tumoral androgen that are sufficient to activate the AR.

4 - Over-expression of AR Coactivators

The AR requires interaction with an abundance of other proteins such as bridging factors and coactivators. CREB-binding protein (“CBP”) is a bridging factor that interacts with the NTD of the AR and is thought to be essential for AR transcriptional activity. CBP levels are increased in CRPC, which may lead to cancer growth driven by AR activity.

5 - Ligand-independent Activation by Cytokines or Kinases

There is evidence that cytokines and kinases can activate the NTD of the AR. It is possible that under castrate levels of androgen, that cross-talk between the AR and signal transduction pathways circumvent the need for androgen for the activation of the AR for the growth and survival of CRPC.

6 - Constitutively Active Splice Variants that Lack the Ligand-Binding Domain

CRPC may involve the expression of constitutively active splice-variants of the AR that lack the full ligand-binding domain. These AR splice variants are always activated; they have a truncated ligand-binding domain and thus do not require androgen to be transcriptionally active. Antiandrogens such as enzalutamide would have no effect on these AR splice variants because antiandrogens bind to the ligand-binding domain which is not present in these variants.

ESSA’s Products and Programs

ESSA’s EPI-Series Drugs

ESSA has licensed a family of drugs which should prevent AR transcriptional activity mediated by any of the mechanisms cited above. ESSA’s lead compound was EPI-001. It is a mixture of 4 stereoisomers, each of which has the same chemical constitution, but different spatial orientation of its constituent atoms. While all the stereoisomers are active against the AR NTD, the most effective stereoisomer of EPI-001 is EPI-002 and substantial experimentation with EPI-002 has been completed and published. The clinical candidate compound that ESSA is developing (EPI-506) is a pro-drug of EPI-002. That means that EPI-506 metabolizes to EPI-002 once it is dosed orally. Together, the Company refers to EPI-001, EPI-002, EPI-506, and other active analogues of EPI-001 as the “EPI-series drugs”.

EPI-001 inhibited AR activity induced by androgen and, in the absence of androgen under serum-free conditions (no cholesterol precursors that are required for de novo synthesis of androgens), by forskolin, which stimulates PKA activity or by IL-6. EPI-001 also inhibited both constitutively active AR devoid of a ligand-binding domain and transactivation of the NTD induced by forskolin or IL-6. Together, these data imply that the mechanism of action of EPI-001 involves a critical aspect of AR transcriptional activity that is not dependent on the presence of the ligand-binding domain. EPI-series drugs specifically inhibit the transcriptional activities of both V7 and V567es AR splice variants that lack a ligand-binding domain, and whose expression is correlated to CRPC and poor survival.

EPI-series drugs bind directly to the AF-1 region in the NTD of AR, and have been shown to prevent the interaction of the AF-1 region in the NTD with CBP and RAP74. Consistent with EPI binding to the AF-1 region in the AR N-terminal domain, which is essential for activity, this series of compounds prevent AR activation by other currently known means of activating the AR, as demonstrated by in vitro experiments. The data arising from these experiments has been published in peer-reviewed journals. By directly inhibiting the NTD of the AR, ESSA’s EPI-series drugs may improve survival for patients with recurrent prostate cancer.

Current blockers of the AR transcriptional activity have focused on preventing binding of androgen to the LBD. This works initially for most patients, but eventually adaptations enable the AR to become transcriptionally active in spite of reduced blood levels of androgen and blocking androgen from binding to the LBD, as discussed above. By directly blocking the NTD, ESSA’s drug candidate has the potential to overcome these biological adaptations. As a result, ESSA expects its drug candidate to succeed in patients whose disease is still dependent on AR even if they are resistant to current prostate cancer hormone therapies that target the AR ligand-binding domain.

The NTD of AR is flexible with a high degree of intrinsic disorder making it difficult or potentially impossible to be used for structure-based drug design. To ESSA’s knowledge, no crystal structure has been resolved that could facilitate development of drugs which interact with this domain. For this and possibly other reasons, ESSA is not currently aware of any reported success by other drug development companies in finding drugs that bind to this drug target.

Consistent with inhibiting AR activity, EPI-series drugs have been show to block AR-dependent proliferation of human prostate cancer cells that express AR and have no effect on the proliferation of cells that do not express functional AR or do not rely on the AR for growth and survival. Consistent with EPI-series drugs blocking the androgen-AR axis, intravenous injection of EPI significantly reduced the weight of benign prostates from non-castrated mature mice compared with control-treated animals. EPI-001 also blocked the growth of human prostate cancer xenografts in the presence of androgen (non-castrated mature male mice) and most importantly in CRPC xenografts. Male mice bearing LNCaP xenografts treated with EPI-001 by intravenous injection had tumors that were less than half the size of tumors in controls after only two weeks of treatment. The LNCaP xenograft is an accepted laboratory model of CRPC in which human prostate cancer cells are implanted subcutaneously or orthotopically into male Severe Combined Immunodeficiency (“SCID”) or Nude mice. The LNCaP xenograft is derived from a human prostate cancer cell line that expresses AR and progresses to CRPC with castration of the host. The LNCaP xenograft was the principal animal model used to justify clinical development of enzalutamide as well as other drugs which are currently approved or in clinical trials.

The data below shows the response of subcutaneous LNCaP xenografts to EPI-001 and control delivered intratumorally (dosing every 5 days, open symbols) and intravenously (dosing every second day, filled symbols). Consistent with EPI-001 having specificity for AR, EPI-001 had no effect on PC3 human prostate cancer xenografts that are insensitive to androgen and do not express functional AR.

Figure 1 – Efficacy of EPI-001 in Recognized Prostate Cancer Disease Model

ESSA has licensed two families of drugs which selectively block the activity of the NTD of the AR (see “Patent and Proprietary Rights – License Agreement with UBC and the BC Cancer Agency” in Item 4 of this Registration Statement). Both were discovered from extracts derived from marine sponges, but there are important differences between the two molecules. For many reasons, ESSA has focused on the EPI-series. The variants in this family are easily synthesized, and over one hundred members of the EPI family have now been made and tested.

ESSA’s Development Program

Cancer therapeutics can typically be developed using relatively short-term pre-clinical studies, fewer patients and resources and less time compared to experimental therapies in many other therapeutic areas. ESSA intends to initially focus its development efforts on obtaining regulatory approval to treat CRPC patients.

Pre-clinical Development

ESSA is focused on developing EPI-506 as its clinical development candidate. EPI-506 has been shown by ESSA to be more potent than most other EPI-series drugs by oral dosing and has the appropriate pharmacological properties to be developed. The invivo efficacy of EPI compounds has been demonstrated using a variety of human prostate cancer xenograft models.

The Company’s initial work to support the CRPC indication has consisted of efficacy studies, bioanalytical development and pharmacokinetic studies in four species, as well as preliminary toxicology studies in three species. To date, EPI-506 appears to be well-tolerated after daily oral administration. Formulation development work and bioanalytical development for pre-clinical studies have been conducted at BRI Biopharmaceutical Research Inc. in Vancouver, Canada.

To formally assess any potential safety issues related to EPI-506 the Company has conducted various dose-ranging non-GLP and IND enabling 28-day GLP toxicity studies in rodents and non-rodents, dose-ranging studies that lead to 28-day GLP toxicology studies. In addition, in vitro mutagenesis assay(s) and hERG potassium channel testing are expected to be performed. Consistent with the development of other oncology therapies at this early stage, no reproductive toxicology studies are required, given the patient population to be treated. The toxicology studies are expected to incorporate toxicokinetics in order to correlate potential toxic effects with EPI-506 exposure. Initially, metabolism data will be generated in vitro using hepatocytes from several species. A radiolabeled form of EPI-506 will be used for further metabolism and distribution work in vivo.

The Company expects to address FDA-mandated Chemistry, Manufacturing and Control (“CMC”) requirements by using a combination of in-house expertise and contractual arrangements. The Company has engaged Naeja Pharmaceutical Inc. (“Naeja”) in Edmonton, Alberta to produce non-Good Manufacturing Practice (“GMP”) material for its IND-enabling toxicology studies. Chemical processes developed at Naeja, and in the laboratory of ESSA co-founder Dr. Raymond Andersen at UBC, are being transferred to the Southwest Research Institute in San Antonio, Texas for GMP manufacture of EPI-506 for early clinical trials. Formulation of the final drug product for clinical trials is expected to be performed by a fill/finish company experienced in gel capsule development.

Clinical Development

Phase 1/2 Clinical Trial Design for treating CRPC patients

The Company, along with its key advisors (most of whom are physicians who are currently treating CRPC patients), expects to design and execute a Phase 1/2 study to determine the safety and potential therapeutic benefits of EPI-506 in CRPC patients. The Phase 1/2 portion of the study is expected to enroll up to 30 patients with CRPC. Following single-dose evaluation of safety, patients are expected to then receive daily dosing for up to 28 days. The primary function of this part of the study will be to assess safety and pharmacokinetics of EPI-506. It is also possible that some patients will respond to treatment. Such a response to treatment would be measured by reduced PSA levels and/or a reduction in metastatic lesions. ESSA expects to conduct this Phase 1 portion of the study at two to three sites in Canada and the U.S and expects it to be completed in approximately mid-2016.

The Phase 2 portion is initially expected to enroll up to 150 CRPC patients. Depending on the advice of the Company’s clinical advisors, additional patient cohorts may be added to address relevant questions on patients’ profile (e.g. splice variant status). This study is currently expected to focus on CRPC patients with rising PSA who have failed one of enzalutamide or abiraterone acetate. The main outcomes to be measured are expected to be:

•	PSA response (reduction in blood PSA level of 50% or more);

•	PSA progression (which is defined by PCWG2 as the time when there is 25% or 2 ng/ml increase in PSA levels above PSA nadir);

•	radiographic progression; and

•	progression-free survival (defined as the time from study entry to disease progress in bone or soft tissue, symptoms or death).

The Company expects to collect both tumor biopsies and circulating tumor cells so that the status of AR splice variant of each patient can be determined. We expect to conduct this study at six to eight sites in Canada and the U.S.

Phase 3 studies

In order to obtain regulatory approval, the Company will be required to carry out at least one Phase 3 study with at least several hundred patients. At this time, the Company expects that these patients will be the same sub-group of CRPC patients that were enrolled in the Phase 1/2 study. However, it may be that the results of the Phase 1/2 study suggest a different patient population. In the Phase 3 studies, the key end-point will be overall survival relative to patients receiving the current standard-of-care. The Company expects to conduct the study at many sites around the world.

Development Timeline

It is currently anticipated that ESSA will accomplish the development of EPI-506 to completion of Phase 1/2 clinical proof-of-concept according to the following timeline:

Expected Development Timeline for EPI-506

Phase 1/2 Clinical Study Completed in Q2, 2017

There can be no guarantee that the Company will complete each stage of development in accordance with the timelines set out above, or at all. See “Risk Factors” in Item 3 of this Registration Statement.

Market Opportunity

Given the demonstrated mechanism-of-action of the Company’s drug candidates, much of the spectrum of prostate cancer patients may ultimately be treatable with its drug candidate, potentially including patients with their initial diagnosis of the condition. However, ESSA’s initial market focus is toward patients who have failed current hormone therapies, including abiraterone and enzalutamide. According to the American Cancer Society’s “Prostate Cancer – January 2014” report (the “Decision Resources Report”), in 2012, there were 209,000 prevalent cases of such CRPC patients, and that prevalence is expected to increase to approximately 235,000 in 2022. ESSA expects that its new AR NTD blockers could be useful in many of those patients. The Company intends to first focus on CRPC, for the following reasons:

•	This remains the market segment with the greatest unmet need;

•	It is potentially a large market;

•

In this area, the benefits of the Company’s approach should be most immediately obvious, because its unique mechanism of action suggests the Company’s drugs may be efficacious when current drug therapies have failed; and

•	Enrolment of patients in clinical studies required for approval should be straightforward, because there are many such patients and their unmet need is high.

In the CRPC population, the Company expects to focus initially on second, third and fourth-line patients. There are currently about 80,000 such patients in the major market countries. At an estimated selling price of approximately $100,000 per year (similar to current leading-edge therapies), that population represents a market worth approximately $8 billion per year. These patients currently have a small number of treatment options (or none, for fourth-line patients). It is the Company’s expectation that most patients will choose an effective hormone therapy treatment preferentially to cytotoxic (docetaxol), immunotherapy (sipuleucel-T) or radioactive (radium-233) alternatives. Ultimately, the Company’s expected market share will depend on the efficacy demonstrated in the selected patient populations.

Competition

The competition in the prostate cancer market is very high, with several pharmaceutical therapies already approved and many new molecules being tested for their effect in this patient population. Currently approved or developmental therapies include:

•	Enzalutamide (Xtandi, Astellas Pharma Inc. and Medivation Inc.)

•	Abiraterone acetate (Zytiga, Johnson & Johnson)

•	Sipuleucel-T (Provenge, Valeant Pharmaceuticals International, Inc.)

•	Docetaxel

•	Cabazitaxel (Jevtana, Sanofi-Aventis)

•	Radium-233 (Xofigo, Bayer AG)

•	ARN-509 (Johnson & Johnson) – investigational drug in clinical trials

•	ODM-201 (Orion Corporation, Bayer AG) - investigational drug in clinical trials

•	TOK-001 (Galeterone, Tokai Pharmaceuticals, Inc.)

In this market, ESSA believes its competitive position is strong because its drugs, if successful, will focus mechanistically on the approach to prostate cancer that has been shown to make the biggest difference to the survival of recurrent prostate cancer patients: blocking AR activation. Since EPI compounds have been shown to directly block the AR N-terminus domain, they have the potential to overcome the AR-dependent resistance pathways (discussed above) that may develop as a result of treatment with current hormone-related CRPC therapies that target the AR ligand-binding domain. If successful, the Company believes this could represent a significant step forward in the treatment of prostate cancer. To ESSA’s knowledge, no other antagonist to the AR N-terminal domain is currently undergoing clinical trials for prostate cancer or any other indication.

Patents and Proprietary Rights

License Agreement with UBC and the BC Cancer Agency

The Licensed IP is embodied in patents and know-how relating to compounds that modulate AR activity created through research work done at the BC Cancer Agency and UBC (the “Licensors”) under the direction of Drs. Marianne Sadar and Raymond Andersen, respectively.

ESSA has the worldwide, exclusive right to develop products based on the Licensed IP pursuant to a licensing agreement among the Company and the Licensors dated as of December 22, 2010, and amended on February 10, 2011 and on May 27, 2014 for certain patent rights and technology related to the Licensed IP (the “License Agreement”). ESSA must pay a minimum annual royalty of $40,000 in the 2014 calendar year, increasing to $65,000 in each of 2015 and 2016 and $85,000 in 2017 and for each year thereafter.

The License Agreement will terminate automatically upon the Company’s insolvency or may be terminated by either party for certain material breaches by the other party, including the failure of the Company and its sublicensees to spend a total of at least $5,000,000, in cash or in kind, in connection with the commercialization of products relating directly to the Licensed IP by December 22, 2015. The Company has already spent more than $5,000,000 in connection with the commercialization of products relating directly to the Licensed IP. The terms of the License Agreement required ESSA to issue to the Licensors, in lieu of payment of an initial license fee, 1,000,034 Common Shares. If the Company develops products covered by the Licensed IP in the future, it will be required to pay certain development and regulatory milestone payments up to an aggregate of $2.4 million for the first drug product developed under the license and up to an aggregate of $510,000 for each subsequent product. The Company must also pay the Licensors low single-digit royalties based on aggregate worldwide net sales of products covered by the Licensed IP and a percentage of sublicensing revenue in the low teens. The Company is also required to reimburse costs incurred by the Licensors related to the prosecution and maintenance of patents embodying the Licensed IP. The License Agreement will expire on the later of 20 years after the date of the License Agreement or the expiry of the last issued patent covering the Licensed IP.

ESSA’s Intellectual Property Strategy

Both ESSA and the broader pharmaceutical industry attach significant importance to patents for the protection of new technologies, products and processes. Accordingly, the success of the Company depends, in part, on its ability to obtain patents or rights thereto, to protect its commercial secrets and carry on its activities without infringing the rights of third parties. See “Risk Factors” in Item 3 of this Registration Statement. Where appropriate, and consistent with management’s objectives, patents are pursued once concepts have been validated through appropriate laboratory work. To that end, patents will continue to be sought in relation to those components or concepts that management of the Company perceives to be important.

The Company uses a tiered patent strategy to protect its intellectual property. The top tier of patents contains claims that provide the greatest competitive advantage to the Company. These are the composition of matter patents, which claim the Company’s lead compounds such as EPI-506. The next tier relates to another aspect of the Company’s proposed products, such as methods of using the compounds for a variety of indications. The next tier provides further additive protection around the compounds, such as formulations encompassing the compounds. In this way, the Company seeks to take a core technology and provide layers of protection around it. In general, the Company’s strategic approach is to build a portfolio which provides broad protection of our technology, as well as specific claims to the Company’s most valuable compounds and may also increase the patent life for the Company’s key technologies.

Key Patent Applications

The Company has licensed certain patents and patent applications with respect to its technology. The Company has the right to acquire ownership of these patents and patent applications upon specified payment to the Licensors, and providing that payments required under the License Agreement continue to be made. The specific active patent applications to which ESSA owns rights are listed below, along with notes relating to the countries in which the patent applications have been filed:

Pending Applications

Application	Country

DIGLYCIDIC ETHER DERIVATIVE THERAPEUTICS AND METHODS FOR THEIR USE	Australia, Brazil, Canada, Chile, China, Colombia, Europe, Hong Kong, Indonesia, Israel, India, Japan, the Republic of Korea, the Russian Federation and Turkey, United States

BISPHENOL COMPOUNDS AND METHODS FOR THEIR USE	United States and Europe

ESTER DERIVATIVES OF AR MODULATORS AND METHODS FOR THEIR USE	United States and as a Patent Convention Treaty application

BISPHENOL DERIVATIVES AND THEIR USE AS AR ACTIVITY MODULATORS	United States, Canada, Europe and Japan

BISPHENOL DERIVATIVE THERAPEUTICS AND METHODS FOR THEIR USE	United States

FLUORINATED BISPHENOL ETHER COMPOUNDS AND METHODS FOR THEIR USE	United States and Europe

AZIRIDINE BISPHENOL ETHERS AND RELATED COMPOUNDS AND METHODS FOR THEIR USE	United States

BISPHENOL ETHER COMPOUNDS WITH NOVEL BRIDGING GROUPS AND METHODS FOR THEIR USE	United States

FLUORO-CHLORO BISPHENOL ETHER COMPOUNDS AND METHODS FOR THEIR USE	U.S. provisional application

Application	Country

18F COMPOUNDS FOR CANCER IMAGING AND METHODS FOR THEIR USE	U.S. provisional application

HALOGENATED COMPOUNDS FOR CANCER IMAGING AND TREATMENT AND METHODS FOR THEIR USE	United States and as a Patent Convention Treaty application

SMALL MOLECULE INHIBITORS OF N-TERMINUS ACTIVATION OF THE AR	United States, Australia, Canada, Chile, China, Europe, Hong Kong, India, Mexico and New Zealand

ANDROGEN RECEPTOR MODULATORS AND METHODS FOR THEIR USE	U.S. provisional application

Applications Granted

Application	Country

DIGLYCIDIC ETHER DERIVATIVE THERAPEUTICS AND METHODS FOR THEIR USE	United States, New Zealand, Mexico and South Africa

SMALL MOLECULE INHIBITORS OF N-TERMINUS ACTIVATION OF THE AR	The Russian Federation

Regulatory Environment

The production and manufacture of ESSA’s drug candidate and its R&D activities are subject to regulation for safety, efficacy, quality and ethics by various governmental authorities around the world. In Canada, these activities are regulated by the Food and Drugs Act and the rules and regulations thereunder, which are enforced by the TPD. In the United States, drugs and biological products are subject to regulation by the FDA. Drug approval laws require licensing of manufacturing facilities, carefully controlled research and testing of products, government review and approval of experimental results prior to giving approval to sell drug products. Regulators also typically require that rigorous and specific standards such as GMP, GLP and GCP are followed in the manufacture, testing and clinical development respectively of any drug product. See “Risk Factors” in Item 3 of this Registration Statement.

The principal steps required for drug approval in both Canada and the United States are as follows:

Pre-Clinical Toxicology Studies

Non-clinical studies are conducted in vitro and in animals to evaluate pharmacokinetics, metabolism and possible toxic effects to provide evidence of the safety of the drug candidate prior to its administration to humans in clinical studies and throughout development. The Company is currently conducting its required GLP pre-clinical toxicology studies as required for the IND and expects this to be completed by the end of the first quarter of 2015.

Initiation of Human Testing

The process of conducting clinical trials with a new drug cannot begin until the Company has submitted to the appropriate regulatory authorities an application to do so and the required number of days have lapsed without objection from the regulatory authority. (In certain jurisdictions, a no objection letter or approval may be required before the clinical trial can proceed.) In the US, this application is called an IND application, and in Canada, a CTA. Two key factors influencing the rate of progression of clinical trials are the rate at which patients can be enrolled to participate in the research program and whether effective treatments are currently available for the disease that the drug is intended to treat. Patient enrollment is largely dependent upon the incidence and severity of the disease, the treatments available and the potential side effects of the drug to be tested and any restrictions for enrollment that may be imposed by regulatory agencies. An IND/CTA application must be filed and accepted by the TPD or FDA, as applicable, before each phase of human clinical trials may begin. The IND/CTA application must contain specified information including the results of the pre-clinical or clinical tests completed at the time of the IND/CTA application.

Phase 1 Clinical Trials

Phase 1 clinical trials for cancer therapeutics are typically conducted on a small number of patients to evaluate safety, dose limiting toxicities, tolerability, pharmacokinetics and to determine the dose for Phase 2 clinical trials in humans. ESSA expects to test the Company’s drug in approximately 30 CRPC patients in this phase of the Company’s development activities.

Phase 2 Clinical Trials

Phase 2 clinical trials typically involve a larger patient population than Phase 1 clinical trials and are conducted to evaluate the efficacy of a drug candidate in patients having the disease or medical condition for which the drug is being developed. This phase also provides additional safety data and serves to identify possible common short-term side effects and risks. As discussed above, ESSA expects to dose up to 150 patients in the Company’s Phase 2 study, potentially adding patient cohorts depending on the advice of its clinical advisors. ESSA intends to focus on PSA response, radiographic progression and progression-free survival as the key outcomes.

Phase 3 Clinical Trials

Phase 3 clinical trials typically involve testing an experimental drug on a much larger population of patients suffering from the targeted condition or disease – in ESSA’s case, CRPC. These studies involve testing the experimental drug in an expanded patient population (several hundred to several thousand patients) at geographically dispersed test sites (multi-centre trials) to establish clinical safety and effectiveness. These trials also generate information from which the overall risk-benefit relationship relating to the drug can be determined. As discussed above, ESSA expects to focus on survival measurements as the key outcome from this stage of the Company’s clinical development.

In most cases FDA requires two adequate and well controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. A single Phase 3 trial with other confirmatory evidence may be sufficient in rare instances where the study is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible.

New Drug Application

Upon successful completion of Phase 3 clinical trials, the company sponsoring a new drug then assembles all the pre-clinical and clinical data and other testing relating to the product’s pharmacology, chemistry, manufacture, and controls, and submits it to the TPD or the FDA, as applicable, as part of a New Drug Submission (“NDS”), in Canada, or a NDA in the United States. The NDS or NDA is then reviewed by the applicable regulatory body for approval to market the drug.

Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. FDA will not approve the product unless compliance with current good manufacturing practice, or GMP—a quality system regulating manufacturing—is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, currently exceeding $2,169,000 and the manufacturer and/or sponsor under an approved new drug application are also subject to annual product and establishment user fees, currently exceeding $104,000 per product and $554,000 per establishment. These fees are typically increased annually.

In contrast, a NDS costs roughly $322,056 per submission. A NDS will also be subject to Drug Establishment Licensing fees, which currently exceed $16,000 per established facility.

C.	Organizational Structure

The Company has one wholly-owned subsidiary, ESSA Texas, existing under the laws of the State of Texas.

D.	Property, Plants and Equipment

ESSA’s operating plan does not include building infrastructure in the form of an in-house laboratory, capital equipment, headcount, or administrative burden.

The Company operates from its head office located in Vancouver, Canada. Operations related to the EPI-506 development program are based in Houston, Texas. In Canada, ESSA rents 200 square feet of office space in a serviced executive office facility at 999 West Broadway, Vancouver, British Columbia. This Canadian office space costs the Company $2,600 per month and is rented on a month to month basis. In the United States, ESSA rents 2,577 square feet of office space under a five year lease at 7505 South Main Street, Houston, Texas. This United States office space costs US$6,657.25 per month.

ITEM 4B	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion and analysis of the financial condition and results of operations of ESSA should be read in conjunction with the audited financial statements as at and for the fiscal year ended September 30, 2014, as at and for the nine months ended September 30, 2013, and as at and for the fiscal year ended December 31, 2012, together with the notes thereto, included elsewhere in this Registration Statement. The financial information contained in this Registration Statement is derived from the financial statements, which were prepared in accordance with IFRS.

Overview

ESSA is a development stage company and does not currently generate revenue. In 2014, the Company had sufficient funds from the money raised from a previous financing and from tax credit refunds to meet the operating plan for the majority of the year. These funds were supplemented by the Convertible Debenture the 2014 Financing and the first advance of the CPRIT Grant. The Company recognized the need to raise funds in 2014 to fund the ongoing program and meet the financial commitment that would allow the funds from the CPRIT Grant to be released and through 2014 worked on completing a private placement offering that ultimately led to the 2014 Financing, the 2014 Special Warrant Financing and 2015 Special Warrant Financing. See “Summary Corporate History and Intercorporate Relationships” in Item 4 of this Registration Statement.

The Company balance sheet at September 30, 2014 consisted of cash in the amount of $4,146,938 (2013 - $232,093) and receivables related to GST/HST tax credit refunds of $72,295 (2013 - $13,163) and prepaid insurance and services in the amount of $69,946 (2013 - $2,300). Liabilities consisted of trade payables in the amount of $658,305 (2013 - $184,498).

The Company began its most recent fiscal year with a cash balance of $232,093 at October 1, 2013. This funded the Company operations in the year to June 30, 2014, supplemented by refunds related to the filing for the federal and Quebec Scientific Research and Experimental Development (“SRED”) programs and the Convertible Debenture of $1,000,000. In the fourth quarter, the Company completed the 2014 Financing and received its first advance on the CPRIT Grant. The Company ended the period with cash of $4,146,938. Subsequent to the end of the 2014 fiscal year, the Company completed the 2014 Special Warrant Financing for gross proceeds of $1,359,280 and completed the issuance and sale of the 2015 Special Warrants for gross proceeds of approximately US$12,000,000.

ESSA’s operating plan does not include building infrastructure in the form of an in-house laboratory. The use of external contract research groups and consultants is the preferred mode of operating to meet our corporate objectives. Thus far, the Company has been successful in achieving its scientific objectives by following this strategy.

ESSA’s financial strategy to date has been to raise sufficient funds through private placements from private investors in order to fund specific programs within a focused budget. As the program development costs increase and the Company begins to incur manufacturing and clinical study costs, ESSA may need to raise additional capital. See “Risk Factors” in Item 3 of this Registration Statement.

Results of Operations

The fiscal year end of the Company was changed in 2013 with the consent of the Canada Revenue Agency (“CRA”) from December 31 to September 30 to better fit the Company’s operating pattern. The following table sets forth the Company’s consolidated statement of financial position and consolidated statement of loss and comprehensive loss as at and for the fiscal year ended September 30, 2014, as at and for the nine months ended September 30, 2013, and as at and for the fiscal year ended December 31, 2012:

(C$) Income Statement Data	Year Ended September 30, 2014	Nine Months Ended September 30, 2013	Year Ended December 31, 2012
Revenue	0	0	0
Other Income	228	1,007	1,420
Total operating expenses	(1,961,734)	(1,059,067)	(1,933,064)
Research and development, net of recoveries	378,240	516,310	1,548,242
Financing costs	35,000	—	—
General and administration	1,030,416	293,962	297,296
Share-based payments	518,078	248,795	87,526
(Loss) income before income taxes	(1,961,506)	(1,058,060)	(1,931,644)

Net (loss) income, net of income tax	(1,961,506)	(1,058,060)	(1,931,644)

Balance Sheet Data
Cash	4,146,938	232,093	821,069
Other current assets	142,241	15,463	164,867
Intangible assets	404,430	429,753	448,746
Equipment	15,806	—	—

Total assets	4,709,415	677,309	1,434,682

Accounts payable and accrued liabilities	658,305	184,498	132,606
Product development and relocation grant	1,838,507	—	—
Shareholders’ equity	2,212,603	492,811	1,302,076

Total liabilities and shareholders’ equity	4,709,415	677,309	1,434,682

Results of Operations for the Fiscal Year Ended September 30, 2014 and the Nine Months ended September 30, 2013

There was no revenue in any of the fiscal years as reported. Other income consisted of interest income on cash deposits. The Company incurred a comprehensive loss of $1,955,029 for the year ended September 30, 2014 compared to a comprehensive loss of $1,058,060 for the nine months ended September 30, 2013. In addition to variations resulting from the change to the Company’s fiscal year end, which affects the comparability of the periods presented, variations in ESSA’s expenses and net income (loss) for the periods resulted primarily from the following factors:

Research and Development Expenditures

Expenses increased in all categories of R&D. R&D expense included the following major expenses by nature:

	Year Ended September 30, 2014	Nine Months Ended September 30, 2013
Consulting	$336,192	$178,031
Legal patents and license fees	336,196	138,043
Program administration fees and other	20,290	—
Research and development, net of recoveries	640,420	163,854
Royalties	40,000	—
Salaries and benefits	101,087	—
Travel	69,511	36,382
CPRIT Grant claimed on eligible expenses	(1,165,456)	—

Total	$378,240	$516,310

The overall R&D expense for the year ended September 30, 2014 was $378,240 compared to $516,310 for the nine months ended September 30, 2013. The expense for 2014 was lower due to the application of $1,165,456 in CPRIT Grant funding as cost recoveries against expense. The gross expense for fiscal 2014 was $1,543,696. Research and development spending of $640,420 for the year ended September 30, 2014 (2013 - $163,854) related to substantial laboratory work provided by two main contractors in 2014 and services provided by the BC Cancer Agency in 2013 in addition to recurring laboratory contractors. Legal patent and license fees of $336,196 for the year ended September 30, 2014 (2013 - $138,043) related to costs associated with defending and advancing the Company’s intellectual property through services provided by the Company’s intellectual property counsel. Consulting costs of $336,192 for the year ended September 30, 2014 (2013 - $178,031) related to services provided by the Company’s Chief Scientific Officer and Chief Technical Officer. Royalties of $40,000 for the year ended September 30, 2014 (2013 - $Nil) related to payment made under the Company’s License Agreement with the BC Cancer Agency over the Licensed IP. Salaries and benefits of $101,087 for the year ended September 30, 2014 (2013 - $Nil) related to the Company’s Chief Medical Officer, Executive VP of Research and additional research support staff added to formal payroll in September 2014.

General and Administration Expenditures

General and administrative expenses include the following major expenses by nature:

	Year ended September 30, 2014	Nine Months Ended September 30, 2013
Amortization	$25,323	$18,993
Consulting and subcontractor fees	403,037	168,082
Foreign exchange	(428)	7,571
Office expenses	53,294	13,947
Professional fees	481,812	64,350
Regulatory fees	10,300	—
Rent	39,261	16,843
Salaries and benefits	95,164	—
Travel and entertainment	13,818	4,176
CPRIT grant claimed on eligible expenses	(91,165)	—

Total	$1,030,416	$292,962

General and administration expenses increased to $1,030,416 from $293,962 in the nine months ended September 30, 2013. Significant components of the expense in 2014 included consulting and subcontractor fees of $403,037 (2013 - $168,082) related to the engagement of management professionals for the Company, and $481,812 (2013 - $64,350) in professional fees for legal and accounting services in conjunction with the corporate activities in 2014.

Following the confirmation of the CPRIT funding and 2014 Financing, the Company was able to support increased activity to launch more substantial operations. Accordingly, the Company had higher offices expenses in the year ended September 30, 2014 of $53,294 as compared to $13,947 in the nine months ended September 30, 2013. This also enabled the Company to convert ongoing consultants such as the CEO and CFO into a formal employee relationship which resulted in salaries and benefits of $95,164 for the year ended September 30, 2014.

The fiscal year ended September 30, 2014 required significant corporate activity to execute the advisory agreement with Bloom Burton, Convertible Debenture, CPRIT Agreement and 2014 Financing over and above R&D work. The Company recovered $91,165 in eligible CPRIT expenditures against general and administration expenses.

Share-Based Payments

Share-based payments expense of $518,078 (2013 - $248,795) relates to the value assigned to stock options granted to key management and consultants of the Company. The expense is recognized in relation to the grant and vest of these equity instruments.

Financing Costs

The Company incurred financing costs of $35,000 in 2014 (2013 - $Nil) for interest expense on the Convertible Debenture.

Results of Operations for the Nine Months ended September 30, 2013 and for the Fiscal Year Ended December 30, 2012

In the nine months ended September 30, 2013, the Company had sufficient funds from the money raised in 2012 and from tax credit refunds to meet our operating plan. Financing alternatives were pursued in 2013 in order to fund the long-term program; however, no funds were raised in the nine months ended September 30, 2013. The Company balance sheet at September 30, 2013 consisted of cash ($232,093) and receivables related to GST/HST tax credit refunds due ($13,163) and an amount for prepaid insurance ($2,300). Liabilities consisted of trade payables in the amount of $184,498. The Company issued no equity in the nine months ended September 30, 2013 in connection with private placements, but did issue 650,000 stock options at a fair value of $248,795, calculated by the Black Scholes option pricing model, increasing “Reserves” as disclosed on the balance sheet by that amount.

The Company began the nine months ended September 30, 2013 with a cash balance of $821,069. This funded the company operations supplemented by receipt of tax refunds (GST/HST) and receipt of refundable tax credits under the SRED program and through an increased balance in accounts payable. The Company ended the period with a cash balance of $232,093.

There was no revenue in any of the fiscal years as reported. Other income consisted of interest income on cash deposits. In addition to variations resulting from the change to the Company’s fiscal year end, which affects the comparability of the periods presented, variations in ESSA’s expenses and net income (loss) for the periods resulted primarily from the following factors:

Research and Development Expenditures

R&D expense included the following major expenses by nature:

	Nine Months Ended September 30, 2013	Year Ended December 31, 2012
Consulting	$178,031	$214,715
Legal patents and license fees	138,043	278,366
Program administration fees and other	—	54,155
Research and development, net of recoveries	163,854	952,173
Travel	36,382	48,833

Total	$516,310	$1,548,242

R&D expenditures per month were lower in the nine months ended September 30, 2013 compared to fiscal 2012 The overall R&D expense for the nine months ended September 30, 2013 was $516,310 compared to $1,548,242 for the year ended December 31, 2012. The expense for 2013 was lower as the initial costs related to establishing the intellectual property estate had already been incurred, as had the costs related to the pre-clinical studies in 2012. Further, R&D costs for the nine months ended September 30, 2013 were offset by $441,928 in refundable tax credits under the federal and Quebec SRED programs. Consulting fees were comparable between the nine months ended September 30, 2013 and fiscal 2012 on a monthly basis. Program administration fees and other did not recur in the nine months ended September 30, 2013 due to changes in the facilities and resources engaged.

General and Administration Expenditures

General and administrative expenses include the following major expenses by nature:

	Nine Months Ended September 30, 2013	Year Ended December 31,2012
Amortization	$18,993	$25,323
Consulting and subcontractor fees	168,082	152,922
Foreign exchange	7,571	12,568
Office expenses	13,947	34,561
Professional fees	64,350	44,696
Rent	16,843	22,883
Travel and entertainment	4,176	4,343

Total	$292,962	$297,296

General and administrative expenditures for the nine months ended September 30, 2013 were $293,962 compared to $297,296 for the year ended December 31, 2012. General and administrative expenditures per month were higher in 2013 over 2012. Significant components of the expense in 2013 included consulting and subcontractor fees of $168,082 (2012 - $152,922) predominantly related to the compensation of the CEO and a support staff contractor. Professional fees of $64,350 (2012 - $44,696) were incurred for legal and auditor fees as the Company’s activity increased in complexity and for support through the Company’s work toward listing on the TSX-V.

Management worked to manage overhead expenses in the nine months ended September 30, 2013 due to delays in the CPRIT grant closing resulting in a lower per month cost for office expenses. Rent expense was consistent between the two fiscal periods on a per month basis as the Company maintained the same office space.

Share-Based Payments

Share-based payments expense increased to $248,795 for the nine months ended September 30, 2013 (2012- $87,526). This increase relates to stock options granted and vesting and related expense recognized in accordance with the valuation of those grants using the Black-Scholes method.

Quarterly Results of Operations

The following table summarizes selected unaudited consolidated financial data for each of the last eight quarters, prepared in accordance with IFRS. This data should be read in conjunction with the Company’s audited financial statements and related notes included elsewhere in this Registration Statement. These quarterly operating results are not necessarily indicative of ESSA’s operating results for a full year or any future period.

	For the Quarters Ended
	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013
Research and development expense	$(361,802)	$622,015	$12,558	$105,469
General and administration	519,398	299,944	112,069	99,005
Loss and comprehensive loss	(509,303)	(1,046,992)	(152,476)	(246,258)
Basic and diluted loss per share	(0.03)	(0.07)	(0.01)	(0.02)
Total assets	4,709,415	766,156	547,963	549,440
Long-term liabilities	1,838,507	—		—

	For the Quarters Ended
	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
Research and development expense	$266,939	$249,371	$318,739	$206,626
General and administration	189,697	104,265	71,611	70,319
Loss and comprehensive loss	(612,374)	(446,693)	(498,842)	(321,598)
Basic and diluted loss per share	(0.04)	(0.03)	(0.03)	(0.02)
Total assets	677,309	684,726	1,004,725	1,434,682
Long-term liabilities	—	—	—	—

Research and Development Expenditures

In the quarter ended September 30, 2014, R&D was a net recovery of $361,802 due to the recognition of recoveries on the CPRIT Grant against R&D expenses from the third quarter. Consequently, there is a significant overall decrease from the three months ended September 30, 2013 of $266,939.

Net expenditure on R&D declined in the quarters ended December 30, 2012, September 30, 2013, December 31, 2013 and March 31, 2014 primarily as a result of the receipt of refundable tax credits under the federal and Quebec SRED programs. In the quarter ending June 30, 2014, R&D spending increased significantly following confirmation of the CPRIT Grant, the availability of funds raised through issuance of the Convertible Debenture, and the pending close of a private placement. This allowed the commencement of a number of preclinical analytical and formulation studies on the preclinical candidate as well as drug manufacture. R&D consulting costs also increased in this quarter as did expenditure on the patent portfolio.

General and Administration Expenditures:

General and administrative costs for the quarter ended September 30, 2014 of $519,398 (2013 - $189,697) were also significantly higher as the Company has since increased its internal professional staff to support increased activity and has increased its corporate activity level overall.

General and administrative spending increased significantly to $299,944 in the quarter ended June 30, 2014 as expenditures on accounting and legal fees increased in connection with the Company’s financing strategy and work related to the issuance of the Convertible Debenture in April 2014. Increased costs in the period were also related to the binding of directors’ and officers’ liability insurance as well as travel related to the private placement financing initiative.

Critical Accounting Policies and Estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions that have been made that relate to the following key estimates:

Intangible Assets – impairment

The application of the Company’s accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

Intangible Assets – useful lives

Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

Product development and relocation grant

Pursuant to the terms of the Company’s grant from the Cancer Prevention Research Institute of Texas (“CPRIT”), the Company must meet certain terms and conditions to qualify for the grant funding. The Company has assessed its performance relative to these terms as detail in “Summary Corporate History and Intercorporate Relationships – 2014” in Item 4 of this Registration Statement and has judged that there is reasonable assurance the Company will meet the terms of the grant and qualify for the funding. The Company has therefore taken into income a portion of the grant that represents expenses the Company has incurred to date under the grant parameters. The expenses are subject to assessment by CPRIT for compliance with the grant regulations which may result in certain expenses being denied and incurred in a future period.

Share-based payments and compensation

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield and making assumptions about them. The fair value of the underlying common shares is assessed as the most recent issuance price per common share for cash proceeds.

JOBS Act

As a company with less than US$1.0 billion in revenue during the last fiscal year, ESSA qualifies as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States.

The JOBS Act also permits an emerging growth company such as ESSA to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. This election is irrevocable. ESSA will remain an emerging growth company until the earliest of:

•	the last day of the Company’s fiscal year during which we have total annual gross revenues of at least US$1.0 billion;

•	the last day of the Company’s fiscal year following the fifth anniversary of the completion of an initial public offering;

•	the date on which Company has, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities; or

•

the date on which the Company is deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our Common Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

As a result of ESSA’s status as an emerging growth company, the information that the Company provides shareholders may be less comprehensive than what you might receive from other public companies that are not emerging growth companies. When ESSA is no longer deemed to be an emerging growth company, ESSA will not be entitled to the exemptions provided in the JOBS Act.

B.	Liquidity and Capital Resources

Operational activities during fiscal the year ended September 30, 2014 were financed mainly by proceeds from equity financings completed in 2014 and previous, refundable tax credits under the SRED program, and the issuance of the Convertible Debenture. At September 30, 2014, the Company had available cash reserves of $4,146,938 and $72,295 in accounts receivable related to the refund of GST input tax credits to settle current liabilities of $658,305. This compares to cash $232,093 and $13,163 in accounts receivable related to refund of GST input tax credits at September 30, 2013 to settle current liabilities of $184,498.

ESSA issued the Convertible Debenture to Bloom Burton, which was converted, pursuant to its conversion terms, into 517,500 Preferred Shares concurrently with the completion of the 2014 Financing. The 2014 Financing was completed on July 29, 2014 for aggregate gross proceeds of $2,370,800, the 2014 Special Warrant Financing was completed in October 2014 for aggregate gross proceeds of $1,359,280 and the 2015 Special Warrant Financing was completed in January 2015 for gross proceeds of approximately US$12,000,000, each as previously described above. See “Summary Corporate History and Intercorporate Relationships” in Item 4.

As of September 30, 2014, the Company had working capital of $3,630,874. As a result of the 2014 Financing, conversion of the Convertible Debenture the 2014 Special Warrant Financing, the 2015 Special Warrant Financing and the first payment under the CPRIT Grant, as of the date of this Registration Statement, ESSA believes that its cash position will be sufficient to finance its operational and capital needs for at least 24 months. See “Risk Factors” in Item 3 of this Registration Statement. Consistent with the operating model, the Company has no plans to build infrastructure; however, the Company will incur significant pre-clinical costs in excess of $2 million in the lead-up to the anticipated filing of the IND by the end of the second quarter of the 2015 calendar year. Expenditures related to the Phase 1/2 clinical trial during 2015-2016 are expected to be in excess of $600,000 per month.

However, our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with pre-clinical studies, formulation studies and preparations in order to initiate clinical trials and the ensuing costs associated with Phase 1/2 clinical trials of up to 150 patients in 2015-2016 and to take advantage of strategic opportunities. In the future it may be necessary to raise additional funds. These funds may come from sources such as entering into strategic collaboration arrangements, the issuance of shares from treasury, or alternative sources of financing. However, there can be no assurance that ESSA will successfully raise funds to continue the development and commercialization of EPI-506 and its operational activities. See “Risk Factors” in Item 3 of this Registration Statement.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

It is currently anticipated that ESSA will carry out the development of EPI-506 to completion of Phase 1/2 clinical proof-of-concept before the end of the 2017 calendar year. See “ESSA’s Development Program” in Item 4 of this Registration Statement for further details of each stage of development.

Certain aspects of our development program are being carried out by third parties. In particular, the Company expects to conduct, in rodents and non-rodents, dose-ranging studies at a contract facility in Houston, Texas, that lead to 28-day GLP toxicology studies at a contract research facility based in Montreal, Quebec. The Company has also engaged Naeja in Edmonton, Alberta to produce non-GMP material for our IND-enabling toxicology studies. We have engaged the Southwestern Research Institute in San Antonio, Texas, to produce GMP drug material for clinical trials.

Prior to commencing commercial sales of EPI-506 or any other potential product candidates, drug approval laws require licensing of manufacturing facilities, carefully controlled research and testing of products, government review and approval of experimental results. In order for ESSA to obtain such government approval and commence commercial sales, ESSA is required to complete a large-scale (at least 1000 patients) Phase 3 clinical study of its proposed drug candidate in patients whose prostate cancer is at a similar stage to those that ESSA hopes to treat upon obtaining the necessary approvals. See “Regulatory Environment” in Item 4 of this Registration Statement. The design and cost of such a Phase 3 study will in part be determined by the results of ESSA’s currently-planned Phase 2 study. There can be no guarantee that the Company will complete each stage of development in accordance with the anticipated timelines, or at all. See “Risk Factors” in Item 3 of this Registration Statement.

Key Patent Applications

The Company has licensed certain patents and patent applications with respect to its technology. The Company has the right to acquire ownership of these patents and patent applications upon specified payment to the Licensors, and providing that payments required under the License Agreement continue to be made. The specific active patent applications to which ESSA owns rights are listed below, along with notes relating to the countries in which the patent applications have been filed:

Pending Applications

Application	Country

DIGLYCIDIC ETHER DERIVATIVE THERAPEUTICS AND METHODS FOR THEIR USE	Australia, Brazil, Canada, Chile, China, Colombia, Europe, Hong Kong, Indonesia, Israel, India, Japan, the Republic of Korea, the Russian Federation and Turkey, United States

BISPHENOL COMPOUNDS AND METHODS FOR THEIR USE	United States and Europe

ESTER DERIVATIVES OF AR MODULATORS AND METHODS FOR THEIR USE	United States and as a Patent Convention Treaty application

BISPHENOL DERIVATIVES AND THEIR USE AS AR ACTIVITY MODULATORS	United States, Canada, Europe and Japan

BISPHENOL DERIVATIVE THERAPEUTICS AND METHODS FOR THEIR USE	United States

FLUORINATED BISPHENOL ETHER COMPOUNDS AND METHODS FOR THEIR USE	United States and Europe

AZIRIDINE BISPHENOL ETHERS AND RELATED COMPOUNDS AND METHODS FOR THEIR USE	United States

BISPHENOL ETHER COMPOUNDS WITH NOVEL BRIDGING GROUPS AND METHODS FOR THEIR USE	United States

FLUORO-CHLORO BISPHENOL ETHER COMPOUNDS AND METHODS FOR THEIR USE	United States provisional application

18F COMPOUNDS FOR CANCER IMAGING AND METHODS FOR THEIR USE	United States provisional application

HALOGENATED COMPOUNDS FOR CANCER IMAGING AND TREATMENT AND METHODS FOR THEIR USE	United States and as a Patent Convention Treaty application

SMALL MOLECULE INHIBITORS OF N-TERMINUS ACTIVATION OF THE AR	United States, Australia, Canada, Chile, China, Europe, Hong Kong, India, Mexico and New Zealand

ANDROGEN RECEPTOR MODULATORS AND METHODS FOR THEIR USE	United States provisional application

Applications Granted

Application	Country

DIGLYCIDIC ETHER DERIVATIVE THERAPEUTICS AND METHODS FOR THEIR USE	United States, New Zealand, Mexico and South Africa

SMALL MOLECULE INHIBITORS OF N-TERMINUS ACTIVATION OF THE AR	The Russian Federation

Research and Development Policies

Expenditures during the research phase of a project are recognized as expenses when incurred. Development costs are capitalized only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

The Company spent $1,543,696, $516,310 and $1,548,242, on R&D during the year ended September 30, 2014, nine months ended September 30, 2013, and year ended December 31, 2012, respectively. All of these costs have been recognized as an expense in the Company’s statement of profit and loss in the respective periods.

It is not possible to always estimate the timing of project completion due to the uncertainty of preclinical research and development projects and the results of associated scientific experiments. Analysis of costs between projects are influenced by the length and nature of the study and costs of material used.

Following the first seed round of financing at the end of 2010, the Company invested in research activities in 2011 to select a variant of ESSA’s lead compound, EPI-001, to take forward into clinical development. Based on the expertise of a group of consultants, studies were conducted to determine the best stereoisomer with the highest potency. The Company does not intend to build its own laboratory facilities and therefore works with expert consultants and selected contract research companies.

Following the 2012 Financing, further development of the selected stereoisomer could be funded and studies were undertaken to establish the best dose for efficacy, as well as to study the pharmacokinetics and toxicity of the compound. Results of these studies led to the Company testing other compounds in 2013 including the compound EPI-506, which showed a better potency and toxicity profile than previously studied compounds. These studies were also supported by the refundable tax credits received from the federal and provincial SRED programs.

In 2014, the CPRIT Grant award and funds raised through private placements allowed the Company to begin work on a pre-clinical program with a focus on receiving regulatory approval to commence human clinical testing of EPI-506 in CRPC patients.

D.	Trend Information

ESSA is a development stage company and does not currently generate revenue. The Company is focused on the development of small molecule drugs for the treatment of prostate cancer. The Company has acquired a license to certain Licensed IP. As at the date of this Registration Statement, no products are in commercial production or use. The Company’s financial success will be dependent upon its ability to obtain regulatory approval for, and if approved, successfully commercialize EPI-506.

E.	Off-Balance Sheet Arrangements

ESSA has no material undisclosed off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

As of September 30, 2014, and in the normal course of business, ESSA has the following obligations to make future payments, representing contracts and other commitments that are known and committed.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 Years
Minimum Annual Royalty per License Agreement with UBC/BC Cancer Agency(1)	$1,320,000	$65,000	$150,000	$170,000	$935,000
Lease on office space	155,880	31,176	62,352	62,352	—
Lease on U.S. office space (in US$)	424,026	80,087	168,497	175,442	—
Total[1]	2,009,350	196,971	424,321	453,058	935,000

Notes:

1)	ESSA has the worldwide, exclusive right to develop products based on the Licensed IP pursuant to the License Agreement.

G.	Safe Harbor

See “Cautionary Note Regarding Forward-Looking Statements” in the introduction to this Registration Statement.

[1]	U.S. dollars converted into Canadian dollars as per the Bank of Canada’s exchange rate on February 23, 2015.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the names and municipalities of residence of the Company’s directors and executive officers as well as their positions with the Company and principal occupations for the previous five years. All directors, officers and employees are required to sign standard confidentiality and non-disclosure agreements with the Company. Each director’s terms of office expires at the next annual general meeting of the shareholders of the Company.

Name and Place of Residence	Principal Occupations

Robert W. Rieder(1) British Columbia, Canada

President, Chief Executive Officer and Director, ESSA

Pharma Inc. (October 11, 2010-Present)

Executive Chairman of the Board, Cardiome Pharma

Corp. (2009-2010)

Chief Executive Officer, Cardiome Pharma Corp.

(1998-2009)

Richard M. Glickman(1)(2) British Columbia, Canada

Chairman of the Board, ESSA Pharma Inc. (October 2010-Present)

Co-founder and Executive Chairman, Aurinia Pharmaceuticals Inc. (September 2013 to February 2014) Chairman of the Board, Aurinia Pharmaceuticals Inc. (February 2014 to Present)

Marianne Sadar British Columbia, Canada

Director (January 6, 2009-Present)

Chief Scientific Officer (October 11, 2010-Present) and President (January 6, 2009-October 11, 2010), ESSA Pharma Inc.

Distinguished Scientist (2012 - Present)

Senior Scientist (1998-2012)

British Columbia Cancer Agency Professor (2012 - Present)

Honorary Associate Professor (2009-2012)

Pathology and Laboratory Medicine, University of British Columbia; Provincial Program Leader for Prostate Cancer Research (2000-2012)

British Columbia Cancer Agency; Officer (2007-Present)

Past President (2014-Present)

President (2013-2014)

Vice President (2012-2013)

Treasurer (2007-2011) Society of Basic Urologic Research

Raymond Andersen British Columbia, Canada

Chief Technical Officer and Director (October 11, 2010-Present) and Secretary (January 6, 2009-Present), ESSA Pharma Inc.;

Professor of Chemistry and Earth, Ocean & Atmospheric Sciences, University of British Columbia (2007-present)

Gary Sollis(1)(2) British Columbia, Canada	Director, ESSA Pharma Inc. (April 26, 2012-Present); Partner, Dentons Canada LLP (May 1, 1995-Present)

David Wood British Columbia, Canada	Chief Financial Officer, ESSA Pharma Inc., (July 2013-Present); Head of Finance, Secretary & Treasurer, Celator Pharmaceuticals Inc. (April 2003-April 2013)

Frank Perabo Illinois, USA

Chief Medical Officer, ESSA Pharma Inc. (September 2014–Present);

Executive Director of Medical Science Oncology (July 2011 – September 2014),

Senior Director (August 2010 – June 2011) and Director (January 2008 – June 2011), Astellas Pharma Global Development, Inc.

Paul Cossum Texas, USA	Executive Vice President, Research and Development (April 2014–Present); Director, Pivotal BioSciences (January 2014–Present); Chief Science Officer, Global BioDevelopment (January 2006–Present)

Note:

(1)	Member of the Audit Committee (as defined herein).
(2)	Member of the Compensation Committee.

Biographies

Robert W. Rieder, President, Chief Executive Officer and Director

Mr. Rieder, 68, has served as a director of the Company and has been employed full time as the President and Chief Executive Officer of the Company since October 2010. He is responsible for the management of the Company, developing objectives, strategy and standards of performance, securing and leading a team of professionals and directing them to deliver the required performance. From 1998 to 2009, Mr. Rieder was the Chief Executive Officer of Cardiome Pharma Corp. (“Cardiome”), a Toronto Stock Exchange and NASDAQ-traded public pharmaceutical company. Under Mr. Rieder’s leadership, Cardiome negotiated partnerships with two leading pharmaceutical companies, Merck Frosst & Co. and Astellas Pharmaceuticals, and raised over $250 million from public capital markets. Mr. Rieder led Cardiome from the pre-clinical research stage to NDA submission. Mr. Rieder also has an extensive background in medically-related venture capital investing, as Vice President of MDS Ventures Pacific Inc., a Vancouver-based affiliate of MDS Capital Corp. He has been a director for nine public and private technology companies. In 2009, he was acknowledged as “Executive of the Year” by Life Sciences B.C. and in 2007 was named Ernst and Young “Entrepreneur of the Year” for the Medical Products area in the Pacific Region. He currently is the non-executive Chairman of the Board for Cardiome and is a director of XORTX Pharma Corp. and B.C. Advantage Funds (VCC) Ltd. Mr. Rieder received his undergraduate degree in Chemical Engineering from the University of British Columbia and his Master of Business Administration from the Richard Ivey School of Business at the University of Western Ontario.

Richard M. Glickman, Chairman of the Board

Dr. Richard M. Glickman, 56, has served as the Chairman of the Board of the Company since October 2010. As the Chairman of the Board, Dr. Glickman is responsible for the management of the Board to ensure the Company has appropriate objectives and an effective strategy, and that it is operating in accordance with a high standard of corporate governance. Dr. Glickman has a part-time role with ESSA and does not have an employment agreement. Dr. Glickman was a co-founder, Chairman and Chief Executive Officer of Aspreva Pharmaceuticals Inc. (“Aspreva”) which was acquired by the Galenica group for $915M. Prior to establishing Aspreva, Dr. Glickman was the co-founder and Chief Executive Officer of StressGen Biotechnologies Corporation. Dr. Glickman currently serves on Cardiome Pharma Corp.’s Board of Directors as a member of the Compensation Committee and as its lead independent director. In addition, Dr. Glickman serves as Chairman of the Board of Aurinia Pharmaceuticals Inc. and as a Director of Vida Pharmaceuticals and Engene Inc. In addition, he has served on numerous biotechnology boards including roles as Chairman of Life Sciences B.C. (formerly the British Columbia Biotechnology Alliance), Director of the Canadian Genetic Diseases Network (a Canadian Centre of Excellence), a member of the federal government’s National Biotechnology Advisory Committee, a member of the British Columbia Innovation Council and a director for the Vancouver Aquarium and Chair of its Research Committee. Dr. Glickman received the Ernst & Young Entrepreneur of the Year 2004 Award for the Pacific Region Life Sciences Group, both Canada’s and British Columbia’s Top 40 under 40 Award for Entrepreneurs, the 2006 BC Biotech Leadership Award and the Lupus Foundation of America Leadership Award.

Marianne Sadar, Chief Scientific Officer and Director

Dr. Marianne Sadar, 52, is one of the co-founders of ESSA. Dr. Sadar has been a director of the Company since January 2009, and has acted as the Chief Scientific Officer of the Company since October 2010. She is responsible for participating in the research and development of ESSA’s drug candidates, and with the assessment and review of business and scientific matters. As an independent consultant, she devotes approximately 20% of her time to the affairs of the Company. She is a Distinguished Scientist at the BC Cancer Agency and a Professor of Pathology and Laboratory Medicine at UBC. Dr. Sadar is internationally known for her research on identifying mechanisms of activating the AR and developing therapeutics for advanced prostate cancer that target the N-terminal domain of the AR. Her research was the first to show that the N-terminal domain of the AR could be activated by alternative pathways and she proposed this domain as a therapeutic target in 1999. Later, Dr. Sadar provided the first proof-of-concept that targeting the N-terminus of the AR results in a therapeutic response in an in vivo model of CRPC. Dr. Sadar received her B.Sc. from Simon Fraser University, and Ph.D. from the University of Bradford, U.K. She carried out post-doctoral training at AstraZeneca (Astra Hässle), Department of Drug Metabolism and Pharmacokinetics in Mölndal, Sweden and at the BC Cancer Agency. She has served on approximately 50 scientific panels, and has been a recipient of awards including the Terry Fox Young Investigator Award, Simon Fraser University Alumni Award for Academic Excellence, and the first non- American to receive the Society of Women in Urology/Society of Basic Urologic Research “Award for Excellence in Urologic Research”. She has served as President of the Society of Basic Urologic Research (USA), member of the Scientific Advisor Boards for the Prostate Cancer Foundation (USA) and Coalition to Cure Prostate Cancer (Canada). The Congressionally Directed Medical Research Programs Prostate Cancer Research Program (“PCRP”) of U.S. Department of Defense recently named Dr. Sadar to the PCRP Integration Panel. Dr. Sadar’s consulting agreement contains non-competition and confidentiality clauses.

Raymond Andersen, Chief Technical Officer, Secretary and Director

Dr. Raymond Andersen, 67, is one of the co-founders of ESSA. He has served as the Secretary of the Company since January 2009, and as a director and Chief Technical Officer of the Company since October 2010. He is responsible for participating in the research and development of ESSA’s drug candidates, and with the assessment and review of business and scientific matters. As an independent consultant, he devotes approximately 20% of his time to the affairs of the Company. He is also a Professor at UBC in the departments of Chemistry and Earth & Ocean Sciences. He is internationally known for his research into the identity and structure of novel chemical compounds derived from marine organisms, the molecular routes to their biosynthesis, their role in ocean ecology, and their potential as new drugs. Among them are compounds that have anti-inflammatory and anti-cancer properties and these compounds are being developed as anti-asthma, and anti-tumour drugs. His discoveries represented core technologies of the UBC spinoff companies Aquinox Pharmaceuticals Inc. and Inflazyme Pharmaceuticals. His industrial programs have led to deals with Aventis and Wyeth and the venture capital arms of Johnson & Johnson and Pfizer. Dr. Andersen received his B.Sc. degree from the University of Alberta, a M.Sc. from UC Berkeley, and Ph.D. from U.C. San Diego. He carried out postdoctoral research at the Massachusetts Institute of Technology. In recognition of his pioneering achievements, Dr. Andersen was inducted into the Royal Society of Canada and recently received the R. U. Lemieux Award from the Canadian Society for Chemistry and the Jacob Biely Research Prize from UBC. Dr. Andersen’s consulting agreement contains non-competition and confidentiality clauses.

Gary Sollis, Director

Mr. Gary Sollis, 61, has served as a director of the Company since April 2012. Mr. Sollis is a partner at the law firm of Dentons Canada LLP. He represents clients in the areas of corporate and securities law, with a focus on acquisitions, financings and reorganizations. He has acted for a variety of public and private companies in financing transactions, including public offerings, private placements of debt and equity, special warrant financings and public and private limited partnership offerings. Mr. Sollis has also assisted clients in connection with takeover bids, mergers, proxy contests, spin-offs, joint ventures and acquisitions of private businesses. He received a Bachelor of Laws degree from Dalhousie University.

David Wood, Chief Financial Officer

David Wood, 57, has been employed full time as the Chief Financial Officer of the Company since July 2013. He is responsible for managing all financial aspects of the Company, including financial reporting, treasury, and matters related to compliance and corporate governance, insurance, human resources, and facilities. Mr. Wood has over 30 years’ experience in management positions in both large corporations and early stage companies in North America and the U.K. Prior to joining ESSA in 2013, he was Head of Finance and Corporate Development, Secretary and Treasurer at Celator Pharmaceuticals Inc. from 2003 to 2013. Prior to 2003, he was Managing Director of Cubist Pharmaceuticals (UK) Ltd., Senior Director, International Operations of Cubist Pharmaceuticals Inc. and Finance Director at TerraGen Discovery, Inc., Vancouver, B.C. During over 15 years working in the biopharmaceutical industry, he has overseen several merger and acquisition transactions and numerous financings which raised over $100 million. Mr. Wood began his career in the finance and exploration departments at Chevron Corp. He received an M.B.A. from the University of Western Ontario, a B.Sc. Honors in Biology, Queen’s University, and a CPA, CMA accounting designation. Mr. Wood served on the governing body of the National Research Council of Canada from 2008 to 2014.

Frank Perabo, Chief Medical Officer

Dr. Frank Perabo, 50, has been employed full time as the Chief Medical Officer of the Company since September 2014. He is responsible for developing a clinical advisory board and assisting with the pre-clinical development of ESSA’s product candidate. Dr. Perabo has more than 18 years of experience in preclinical and clinical drug development in Urologic Oncology. Before joining ESSA, he served as Executive Director of Medical Science Oncology for 5 years at Astellas Pharma Global Development, Inc. In this position he was instrumental in the development and global approvals of XTANDI (Enzalutamide). From January 2008 to June 2011, he served as a Director and then Senior Director at Astellas Europe, as Global Medical Lead in Urology, Gynecology and Pain working on preclinical to Phase 3 development, successfully directing Phase-3 programs for OAB and BPH, as well as various other preclinical and clinical compounds in development. From 2001 to 2006, Dr. Perabo worked as independent consultant in business development, and preclinical and clinical R&D. From 2000 to 2001, Dr. Perabo served as Scientific Director at Oncology World, Munich (a specialized CRO in Oncology) establishing clinical development and business strategies. He obtained his training in surgery and urology at the Universities of Munich, Freiburg and Bonn from 1993 to 1999 after graduating from the Medical School at the University of Munich with magna cum laude. He is a board certified urologist, and Associate Professor of Urology at Bonn University (Germany), and a Fellow of the European Board of Urology (FEBU), next to being a member of several Urologic and Oncologic associations. In his career, he has received many awards and grants including an European Commission FP7 (Marie Curie Fellowship) grant, a grant from the Center for Translational Molecular Medicine (CTMM), numerous awards for best scientific presentations, and the prestigious Maximilian-Nitze-Award of the German Urological Society (DGU) for his work on tumor immune escape. Dr. Perabo has entered into a nondisclosure agreement with the Company. He has not entered into a non-competition agreement with ESSA.

Paul Cossum, Executive Vice President of Research and Development

Dr. Paul Cossum, 62, has more than 25 years of experience in product development roles in the biotechnology sector. He began his career as a scientist in the Department of Pharmacological Sciences, and then Safety Evaluation, at Genentech. Thereafter followed roles of increasing responsibility at various biotech companies. He was Director of Preclinical Development at ISIS Pharmaceuticals, Vice-President of Preclinical R&D at Aronex Pharmaceuticals, Executive Vice-President of Development at NewBiotics, and CEO and head of Development at Proacta. The latter two companies were involved in the development of prodrugs for various cancer indications. Most recently he served as President of the Texas BioAlliance, a non-profit organization that supported applicants and awardees of CPRIT with product development expertise. Dr. Cossum received BSc, M. Pharmacy and PhD degrees from the University of Tasmania, Australia, and then completed a post-doctoral fellowship at the Chemical Industry Institute of Toxicology in Research Triangle Park, NC. He has not entered into a non-competition agreement with ESSA.

B.	Compensation

Executive Compensation

Compensation Discussion and Analysis

For the purposes of this Registration Statement, a named executive officer (“NEO”) of the Company, using the definition contained in applicable Canadian securities laws, means each of the following individuals:

(a)	the Chief Executive Officer (“CEO”) of the Company;

(b)	the Chief Financial Officer (“CFO”) of the Company;

(c)

each of the three most highly compensated Executive Officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000. “Executive Officer” means the chairman, and any vice-chairman, president, secretary or any vice-president and any officer of the Company or a subsidiary who performs a policymaking function in respect of the Company; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

Each of Robert W. Rieder, President and CEO, and David Wood, CFO, is an NEO of the Company for purposes of this disclosure.

Compensation Philosophy and Objectives

ESSA’s compensation philosophy for NEOs will be focused on its belief that capable and qualified employees are critical to the Company’s success. Therefore, its compensation plan is designed to attract the very best individuals in each expertise arena and to use salaries and long term incentive compensation in the form of stock options or other suitable long-term incentives to attract and retain such employees. In making its determinations regarding the various elements of executive stock option grants, ESSA will seek to meet the following objectives:

(a)

to attract, retain and motivate talented executives who create and sustain ESSA’s continued success within the context of compensation paid by other companies of comparable size engaged in similar business in appropriate regions;

(b)	to align the interests of the ESSA’s NEO’s with the interests of shareholders of ESSA; and

(c)	to incent extraordinary performance from the Company’s key employees.

Elements of Compensation

Base Salary – The base salary review of any NEO will take into consideration the current competitive market conditions, experience, proven or expected performance, and the particular skills of the NEO. Base salary is not expected to be evaluated against a formal “peer group”. The base salaries for NEOs of ESSA as of the date of this Registration Statement are:

NEO	Base Salary
Robert Rieder (CEO)	US$340,000/year
David Wood (CFO)	C$240,000/year

Performance-Based Cash Bonuses – Cash bonuses are not a normal part of ESSA’s executive compensation. However, the Company may elect to utilize such incentives where the role-related context and competitive environment suggest that such a compensation modality is appropriate. When and if utilized, the amount of cash bonus compensation will normally be paid on the basis of timely achievement of specific pre-agreed milestones. Each milestone will be selected based upon consideration of its impact on shareholder value creation and the ability of the Company to achieve the milestone during a specific interval. The amount of bonus compensation will be determined based upon achievement of the milestone, its importance to the Company’s near and long term goals at the time such bonus is being considered, the bonus compensation awarded to similarly situated executives in similarly situated development-stage life-sciences companies or any other factors the Company may consider appropriate at the time such performance-based bonuses are decided upon. The quantity of bonus will normally be a percentage of base salary not to exceed 100%. However, in exceptional circumstances, the quantity of bonus paid may be connected to the shareholder value creation embodied in the pre-agreed milestones.

The bonuses available to the NEOs as of September 30, 2014 are:

NEO	Bonus Payable
Robert Rieder (CEO)	Up to 50% of Base Salary
David Wood (CFO)	None

Up to the date of this Registration Statement, the Company has generally relied on a flexible and informal approach to executive compensation. Accordingly, the bonus noted above of up to 50% of base salary available to Mr. Rieder was selected based on the Board’s collective agreement regarding an appropriate bonus range and on discussions with Mr. Rieder about his expectations as CEO of the Company. Based on such discussions, the Board also agreed on the specific achievements of the Company on which this bonus would be paid. The specific achievements on which the 2014 bonus is to be paid to Mr. Rieder are:

•	successful awarding and approval by CPRIT of US$12 million of CPRIT Grant funding to the Company;

•	hiring a Vice-President of Research and Development;

•	hiring a Chief Medical Officer of the Company;

•	the Company becoming a reporting issuer in Canada;

•	the securities of the Company becoming listed for trading on a stock exchange; and

•	completing 28-day GLP toxicology studies with EPI-506 in two species.

To date, the Company’s flexible and informal approach to executive compensation has generally resulted in below-market compensation. However, given the recent progress of the Company, including the 2014 Financing, the 2014 Special Warrant Financing, the 2015 Special Warrant Financing, progress in building a management team for the Company that is appropriate for the Company’s current operational scale, the Company’s listing of its Common Shares on the TSX-V and application to list its Common Shares on the NASDAQ, the Company expects to continue to formalize its executive compensation policies and practices and to move total compensation levels closer to market.

In addition, ESSA agreed to pay Mr. Rieder a cash bonus of C$50,000 upon the Company raising C$3,000,000 by completing a financing (including through the issuance of equity or debt securities of the Company), during his term of employment, and an additional cash bonus of C$50,000 if the Company raises an additional C$7,000,000 (including through the issuance of equity or debt securities of the Company) through a financing during his term of employment. Pursuant to the 2014 Financing, the 2014 Special Warrant Financing and the 2015 Special Warrant Financing, the Company surpassed both its C$3,000,000 and C$7,000,000 financing goals. Accordingly, the Company has paid a cash bonus of C$100,000 payable to Mr. Rieder.

Stock Options – Stock options are a key compensation element for companies such as ESSA. Because many of the most capable employees in ESSA’s industry work for pharmaceutical companies who can offer attractive cash and bonus compensation and a high level of employment security, stock options represent a compensation element that balances the loss of employment security that such employees must accept when moving to a small development-stage company like ESSA. Stock options are also an important component of aligning the objectives of ESSA employees with those of shareholders. ESSA has issued significant stock options positions to senior employees and lesser amounts to lower-level employees. The precise amount of stock options to be offered was governed by the importance of the role within ESSA, by the competitive environment within which ESSA operates, and by the regulatory limits on stock option grants that cover organizations such as ESSA. This reflects ESSA’s commitment to attracting and retaining world-level expertise to the Company. The stock options granted to the Company’s NEOs as of the date of this Registration Statement are:

NEO	Options
Robert Rieder (CEO)	150,000 Options ($2.00 exercise price per Common Share, expiring December 31, 2019)

David Wood (CFO)	75,000 Options ($0.80 exercise price per Common Share, expiring May 20, 2019) 200,000 Options ($2.00 exercise price per Common Share, expiring July 30, 2019)

Compensation Risks

In making its compensation-related decisions, the Board carefully considers the risks implicitly or explicitly connected to such decisions. These risks include the risks associated with employing executives who are not world-class in their capabilities and experience, the risk of losing capable but under-compensated executives, and the financial risks connected to the Company’s operations, of which executive compensation is an important part.

In adopting the compensation philosophy described above, the principal risks identified by ESSA are:

•	that the Company will be forced to raise additional funding (causing dilution to shareholders) in order to attract and retain the calibre of executive employees that it seeks; and

•	that the Company will have insufficient funding to achieve its objectives.

After careful consideration of these risks, the Board has adopted the compensation policy described above.

General Equity-Compensation Arrangements

In the past, ESSA has not had in place a formal stock option plan. Options have been issued by the Board on a case-by-case basis, reflecting the priorities in place at each such time point. On September 4, 2014, ESSA adopted the Stock Option Plan. The Stock Option Plan shall be administered by the Board or, if the Board chooses, by the compensation committee, in accordance with such terms and conditions as the Board may prescribe.

ESSA’s administration of the Stock Option Plan is consistent with the policies and rules of the TSX-V and will comply with such other stock exchanges on which the Common Shares may be listed in the future. Amendments to the terms of previously granted Options are subject to regulatory approval, if required. If required by the TSX-V, disinterested shareholder approval shall be obtained for any reduction in the option price of a previously granted Option if the optionee is an insider of ESSA at the time of the proposed reduction in the option price.

Subject to the approval of the TSX-V, the Board may terminate, suspend or amend the terms of the Stock Option Plan, provided, that the Board may not do any of the following without obtaining, within 12 months either before or after the Board’s adoption of a resolution authorizing such action, approval by the affirmative votes of the holders of a majority of the voting securities of ESSA present, or represented, and entitled to vote at a meeting duly held in accordance with the applicable corporate laws, and, where required, by way of disinterested shareholder approval, or by the written consent of the holders of a majority of the securities of ESSA entitled to vote:

(a)

reduce the exercise price of Options granted to insiders of ESSA (for the purposes of this section, the term “insiders” has the meaning given thereto in Policy 1.1 – Interpretation of the TSX-V Corporate Finance Manual, namely: (a) a director or senior officer of the Company; (b) a director or senior officer of a company that is an Insider or subsidiary of the Company; (c) a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the Company, or (d) the Company itself if it holds any of its own securities), if the holder of such Options is an insider of the Company at the time of such proposed amendment;

(b)	grant to insiders of ESSA, within a 12 month period, number of options exceeding 10% of the Company’s issued Common Shares;

(c)	issue to any one holder of Options, within a 12 month period, number of Common Shares exceeding 5% of the Company’s Common Shares;

(d)

reserve for issuance Common Shares under the Stock Option Plan where such reservation could result in the number of Common Shares granted to insiders of ESSA exceeding 10% of the Company’s issued Common Shares;

(e)	materially modify the requirements as to eligibility for participation in the Stock Option Plan; or

(f)	materially increase the benefits accruing to participants under the Stock Option Plan,

however, the Board may amend the terms of the Stock Option Plan to comply with the requirements of any applicable regulatory authority, or as a result in the changes in the policies of the TSX-V relating to incentive stock options, without obtaining the approval of shareholders.

NEO Compensation

As of September 30, 2014, ESSA had two NEOs: Bob Rieder, President and CEO and David Wood, CFO.

Defined Benefits Plans

ESSA currently does not intend to have a defined benefits pension plan.

Defined Contribution Plans

ESSA currently does not intend to have a defined contribution plan.

Deferred Compensation Plans

ESSA currently does not intend to have a deferred compensation plan.

Termination and Change of Control Benefits

Except as described below, there are no contracts, agreements, plans or arrangements that provide for payments to a NEO at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or its subsidiary or a change in a NEO’s responsibilities (excluding perquisites and other personal benefits if the aggregate of this compensation is less than $50,000).

In 2014, the Company entered into new employment agreements with its NEOs, which provide for certain rights upon termination of employment or a change of control of ESSA. ESSA believes that these provisions of the NEO employment agreements are reasonable in the context of similar-sized biopharmaceutical companies. The Company expects to offer similar provisions to executive-level employees in the future.

Specific termination and change-of-control provisions of each NEO include:

For Robert Rieder:

•

A payment to the employee of one year of base salary upon termination without cause, increasing to two years if the termination without cause occurs after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination. Had Mr. Rieder’s employment been terminated without cause on September 30, 2014, he would have received US$250,000. Had Mr. Rieder’s employment been terminated without cause after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination, he would have received US$500,000.

•	Immediate vesting of all stock options upon occurrence of a change of control event. Mr. Rieder held no options on September 30, 2014.

For David Wood:

•

A payment to the employee of up to one year of base salary for termination without cause, whether or not the termination was caused by a change of control event. Had Mr. Wood been terminated without cause on September 30, 2014, whether or not the termination was caused by a change of control event, he would have received up to C$240,000.

•	Immediate vesting of all stock options upon occurrence of a change of control event. As of September 30, 2014, Mr. Wood held 275,000 options.

Director Compensation

Prior to September 30, 2014, ESSA has not paid any cash compensation to its independent directors. However, ESSA adopted a compensation plan for independent members of the Board which became effective on January 1, 2015. Pursuant to this compensation plan, both cash payments and Options will be offered to independent directors. Each independent director will receive a retainer of $25,000 per annum. In addition, the Chair of the Board will receive a premium of $25,000 per annum. Independent directors will also be paid a cash fee of $1,500 per in-person meeting, and $1,000 per teleconference meeting, $1,000 per sub-committee meeting, and receive an Option grant of 50,000 Options, with 20,000 Options vesting upon appointment to the Board, 15,000 vesting on the first anniversary of the grant and the remainder vesting on the second anniversary of the grant. Further, the chair of each sub-committee will receive a premium of $10,000 per annum. Directors who are officers, employees or consultants of the Company will receive no compensation under the terms of this compensation plan. The Company may reconsider the terms of this compensation plan upon completing the listing of its Common Shares on the NASDAQ, should such a listing occur.

Incentive Plan Awards Outstanding

As at September 30, 2013, the end of the Company’s last fiscal year, non-NEO directors held 840,000 Options in the Company. During the fiscal year ended September 30, 2013, 600,000 Options were granted to non-NEO directors, resulting in $212,385 vested or earned in the year ended September 30, 2013.

Options to Purchase Securities

As at the date of this Registration Statement, 3,369,719 outstanding options to acquire Common Shares (the “Options”) are held by directors, consultants and executive officers of the Company. Of these Options, 275,000 are exercisable at a price of $0.50 per Common Share and 1,165,500 are exercisable at a price of $0.80 per Common Share, 1,929,219 are exercisable at a price of $2.00 per Common Share. The table below summarizes the 3,369,719 Options outstanding as at the date of this Registration Statement.

Class of Optionee (Number)	Number of Common Share Options Held		Exercise Price ($)	Expiry Date
Dr. Marianne Sadar Chief Scientific Officer	120,000 300,000	(1) (2)	$0.50/Common Share $0.80/Common Share	April 30, 2016 January 31, 2018
Dr. Raymond Andersen Chief Technical Officer	120,000 300,000	(1) (2)	$0.50/Common Share $0.80/Common Share	April 30, 2016 January 31, 2018
Jennifer Hamilton Consultant	35,000 25,500	(3) (3)	$0.50/Common Share $0.80/Common Share	July 27, 2016 October 21, 2017
Dr. Roger Ulrich Consultant	50,000	(4)	$0.80/Common Share	November 20, 2017
Dr. Jim Bristol Consultant	50,000	(4)	$0.80/Common Share	November 20, 2017
Kim Hewitt Consultant	8,750 11,250	(3) (5)	$0.80/Common Share $0.80/Common Share	June 1, 2017 May 20, 2019
Dr. Oreola Donini former VP of R&D	60,000	(6)	$0.80/Common Share	June 1, 2017
Bloom Burton & Co. Inc.	529,219	(7)	$2.00/Common Share	The later of October 24, 2019 or 48 months from the date the Company becomes a reporting issuer on a recognized stock exchange.
Paul Cossum Exec. VP of Research	400,000	(8)	$2.00/Common Share	April 14, 2019
Dr. Stephen Plymate Consultant	50,000	(9)	$0.80/Common Share	July 1, 2018
Gary Sollis Director	120,000	(10)	$0.80/Common Share	May 20, 2019
Kally Singh Consultant	25,000	(5)	$0.80/Common Share	May 20, 2019

David Wood Chief Financial Officer	75,000(5) 200,000(11)	$0.80/Common Share $2.00/Common Share	May 20, 2019 July 30, 2019
Richard Glickman Chairman	75,000(12)	$0.80/Common Share	May 20, 2019
Daisy Wong Consultant	15,000(5)	$0.80/Common Share	May 20, 2019
Frank Perabo Chief Medical Officer	500,000(13)	$2.00/Common Share	September 8, 2019
Robert Rieder Chief Executive Officer	150,000(14)	$2.00/Common Share	December 31, 2019
Sequoia Partners Inc.	50,000(15)	$2.00/Common Share	December 18, 2019
Sectorspeak	50,000(16)	$2.00/Common Share	December 18, 2019
James Goebel	20,000(17)	$2.00/Common Share	October 14, 2019
Chandtip Chandhasin	10,000(18)	$2.00/Common Share	November 23, 2019
Nkengyal Barber	10,000(19)	$2.00/Common Share	November 23, 2019
Leah Dimascio	10,000(20)	$2.00/Common Share	December 2, 2019

Notes:

(1)	These Options vested in equal monthly installments of 10,000 Options per month with the first installment of Options vesting on May 31, 2011.
(2)	These Options vest in equal monthly installments of 12,500 Options per month with the first installment of Options vesting on February 28, 2013.
(3)	These Options vested immediately.
(4)

These Options vested according to the following schedule: (1) 10,000 Options vest immediately on November 20, 2012; (2) 10,000 Options vest every three months after the anniversary date of the grant. All remaining Options will vest immediately upon any of the following events: (1) completion of a venture capital financing; (2) execution of a partnership agreement; (3) successful filing of IND application with the FDA.

(5)	These Options vest according to the following schedule: (1) 20% on May 21, 2014; (2) 20% in four equal monthly installments on the anniversary date of the grant.
(6)	These Options vested in equal monthly installments of 5,000 Options per month with the first installment of Options vesting on June 1, 2012.
(7)	100% of these Options vest 12 months from the date the Company becomes a reporting issuer on a recognized stock exchange.
(8)

40,000 of the Options vested on the date of grant and an additional 10,000 options vest each month until April 2016. The remaining Options vest upon the following events: (1) 100,000 Options upon filing a successful IND; (2) 60,000 Options upon filing a successful IND application prior to February 28, 2015; and (3) all unvested Options vest upon completion of a sale of the Company. Vested Options will automatically expire one year after the optionee elects to terminate employment with the Company for any reason.

(9)	These Options vest according to the following schedule: (1) 20% on July 1, 2013; (2) 20% in four equal monthly installments on the anniversary date of the grant.
(10)	These Options vested in equal quarterly installments of 10,000 Options per quarter with the first installment of Options vesting on April 1, 2013.
(11)	These Options vest according to the following schedule: (1) 20% on July 30, 2014; (2) 20% in four equal monthly installments on the anniversary date of the grant.

(12)	These Options vest according to the following schedule: (1) 25% on May 21, 2014; (2) 25% in three equal monthly installments on the anniversary date of the grant.
(13)

These Options were granted pursuant to the terms of the Stock Option Plan and vest in equal monthly installments of 10,000 Options per month for 36 months with the first installment of Options vesting on September 8, 2014. The remaining Options vest upon the following events: (1) 40,000 Options upon dosing the first patient in a Phase 1/2 clinical trial; (2) 50,000 Options upon dosing such patient prior to July 31, 2015; (3) 50,000 Options upon completing enrollment for such study prior to September 30, 2017; and (4) all unvested Options vest upon completion of a sale of the Company. Vested Options will automatically expire one year after the optionee elects to terminate employment with the Company.

(14)	These Options vest according to the following schedule: 25% on December 31, 2014; and 25% in three equal annual installments beginning on December 31, 2015.
(15)	These Options vest according to the following schedule: 10,000 Options on December 19, 2014; 10,000 Options three months after December 19, 2014; and 10,000 Options every three months thereafter.
(16)	These Options vest according to the following schedule: 10,000 Options on December 19, 2014; 10,000 Options three months after December 19, 2014; and 10,000 Options every three months thereafter.
(17)	These Options vest according to the following schedule: 20% on December 19, 2014; and 20% in four equal annual installments beginning on October 15, 2015.
(18)	These Options vest according to the following schedule: 20% on December 19, 2014; and 20% in four equal annual installments beginning on November 24, 2015.
(19)	These Options vest according to the following schedule: 20% on December 19, 2014; and 20% in four equal annual installments beginning on November 24, 2015.
(20)	These Options vest according to the following schedule: 20% on December 19, 2014; and 20% in four equal annual installments beginning on December 3, 2015.

C.	Board Practices

Item 6.A., “Directors, Senior Management and Employees – Directors and Senior Management” above sets out each directors’ and officers’ date of expiration of their current term of office, as applicable, and the period during which such person has served in that office.

For specific termination and change-of-control provisions for the Company’s two NEO’s, Robert Rieder and David Wood, see Item 6.B “Compensation.”

Specific termination and change-of-control provisions as of September 30, 2014, for each of Marianne Sadar and Raymond Andersen, each of whom are party to a service contract with the Company, include:

For Marianne Sadar:

•	A payment to the director of $75,000 upon 90% of the Company’s outstanding shares being purchased or acquired by a pharma/biotech industry company.

For Raymond Andersen:

•	A payment to the director of $75,000 upon 90% of the Company’s outstanding shares being purchased or acquired by a pharma/biotech industry company.

As of September 30, 2014, Richard Glickman, Gary Sollis and Frank Perabo are not engaged in a contract providing for benefits upon termination of employment with the Company.

Audit Committee

On September 4, 2014, the Company formed an audit committee of the Board (the “Audit Committee”). The Audit Committee is comprised of Richard Glickman, Gary Sollis and Bob Rieder, all of whom are “financially literate” as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”) and the rules of NASDAQ. Dr. Glickman and Mr. Sollis are considered independent pursuant to NI 52-110, Rule 10A-3 under the U.S. Exchange Act and the rules of NASDAQ. Dr. Glickman will serve as the Audit Committee’s financial expert for the 2015 fiscal year. As CEO of the Company, Mr. Rieder is not considered independent pursuant to NI 52-110, Rule 10A-3 under the U.S. Exchange Act and the rules of NASDAQ and the Company intends to replace Mr. Rieder with an independent director prior to the effectiveness of this Registration Statement. A description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member may be found above under the heading “Directors, Senior Management and Employees – Directors and Senior Management”.

The Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the financial management and the Auditor. The Audit Committee also reviews the annual audited financial statements and makes recommendations to the board. The Company is relying on the exemption set out in section 6.1 of NI 52-110, which allows the Company to be exempt from the requirement that all members of the Audit Committee be independent. A copy of the Audit Committee’s charter is set out below.

Audit Committee Charter

I.	Purpose

The main objective of the Audit Committee is to act as a liaison between the Board and the Company’s independent auditor and to assist the Board in fulfilling its oversight responsibilities with respect to the financial statements and other financial information provided by the Company to its shareholders and others.

II.	Organization

The Committee shall consist of three or more directors and shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange requests and any other regulatory requirements applicable to the Audit Committee of the Company.

The members of the Committee and the Chair of the Committee shall be appointed by the Board. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes.

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

The Committee may form and delegate authority to subcommittees when appropriate.

III.	Meetings

The Committee shall meet as frequently as circumstances require.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee.

IV.	Responsibilities

(1) The Committee shall recommend to the Board:

(a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

(b)	the compensation of the external auditor.

(2) The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(3) The Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.

(4) The Committee must review the Company’s financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

(5) The Committee must be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in subsection (4), and must periodically assess the adequacy of those procedures.

(6) The Committee must establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

V.	Authority

The Committee shall have the following authority:

(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)	to set and pay the compensation for any auditor or tax advisors employed by the Committee, and

(c)	to communicate directly with the external auditor.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Company’s Board.

Pre-Approval Policies and Procedures

The Audit Committee has the authority and responsibility for pre-approval of all non-audit services to be provided to the Company or its subsidiary entities by the external auditor or the external auditor of the Company’s subsidiary entities, unless such pre-approval is otherwise appropriately delegated or if appropriate specific policies and procedures for the engagement of non-audit services have been adopted by the Audit Committee.

External Auditor Service Fees by Category

The aggregate fees billed by the Company’s external auditor in each of the last three fiscal years for audit fees are set out in the table below. In the table, “Audit Fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-Related Fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements. “Tax Fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories. All amounts in the table are expressed in Canadian dollars.

Financial Year Ending	Audit Fees	Audit-Related Fees		Tax Fees		All Other Fees
September 30, 2014	$32,000.00	$	nil	$	nil	$	nil
September 30, 2013	$15,000.00	$	nil	$	nil	$	nil
December 31, 2012	$15,000.00	$	nil	$	nil	$	nil

Compensation Committee

As of September 30, 2014, ESSA did not have a compensation committee of the Board. All compensation matters were dealt with by the entire Board, including compensation of the Board itself. Prior to December 19, 2014, compensation matters were determined by the entire Board. At a meeting held on December 19, 2014, the Board formed a Compensation Committee comprised of Richard Glickman and Gary Sollis. The Compensation Committee is responsible for reviewing the compensation plans and severance arrangements for management, to ensure they are commensurate with comparable companies. Factors that are taken into consideration when making compensation decisions include:

•	the financial resources available or expected to be available to the Company;

•	comparative compensations levels for companies of ESSA’s size in the biopharmaceutical industry;

•	the capabilities of individual contributors to the Company’s success;

•	the reasonable compensation expectations of the individual contributor; and

•	relative equity with other ESSA contributors.

Statement of Corporate Governance Practices

On June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (the “Guidelines”), came into force. The Guidelines address matters such as the constitution of and the functions to be performed by the Board. NI 58-101 requires that the Company disclose its approach to corporate governance with reference to the Guidelines. The Board is committed to ensuring that the Company has an effective corporate governance system, which adds value and assists the Company in achieving its objectives.

The Company’s approach to corporate governance is set forth below.

Mandate of the Board

The Board assumes responsibility for the stewardship of the Company and the creation of shareholder value. The Board is responsible for:

(a)	ensuring that management develops and implements a strategic plan that takes into account market realities and regulatory compliance;

(b)	upholding a comprehensive policy for communications with shareholders and the public at large;

(c)	developing and formalizing the responsibilities for each member of the board, including the responsibilities of the CEO vis-à-vis corporate objectives;

(d)	ensuring that the risk management of ESSA is prudently addressed; and

(e)	overseeing succession planning for management.

The frequency of meetings of the Board and the nature of agenda items may change from year to year depending upon the activities of ESSA. However, the Board meets at least quarterly and at each meeting there is a review of the business of ESSA.

The Board facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the Board being held to obtain an update on significant corporate activities and plans, both with and without members of the Company’s management being in attendance. Further, the independent directors of the Board hold, at a minimum, two meetings annually without the presence of non-independent directors.

Composition of the Board

The Board is composed of five directors, two of whom qualify as independent directors. For this purpose, a director is independent if he or she has no direct or indirect “material relationship” with ESSA. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s independent judgment. An individual who has been an employee or executive officer of the Company within the last three years is considered to have a material relationship with the Company.

Of the directors, Richard Glickman and Gary Sollis are considered independent. Three directors: (i) Bob Rieder, President and Chief Executive Officer of the Company; (ii) Marianne Sadar, Chief Scientific Officer of the Company; and (iii) Raymond Andersen, Secretary and Chief Technical Officer of the Company are considered not independent. The size of the Company is such that all the Company’s operations are conducted by a small management team which is also represented on the Board. The Board believes that management is effectively supervised by the two independent directors, as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management not represented on the Board.

Directorships

Currently, the following directors serve on the following boards of directors of other public companies:

Director	Public Corporation Board Membership

Robert Rieder	Cardiome Pharma Corp.

Richard Glickman	Cardiome Pharma Corp., Aurinia Pharmaceuticals Corp.

Orientation and Education

ESSA will provide new directors with copies of relevant financial, technical and other information regarding its R&D programs. Board members are also encouraged to communicate with management and the Auditor and, to keep themselves current with industry trends and developments. Board members have full access to the Company’s records.

Ethical Business Conduct

The Board will from time to time discuss and emphasize the importance of matters relating to conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, compliance with laws and the reporting of any illegal or unethical behavior. Prior to the effectiveness of this Registration Statement and in connection with the listing on the NASDAQ, ESSA will adopt a written code of business conduct and ethics.

Nomination of Directors

It is the view of the Board that all directors, individually and collectively, should assume responsibility for nominating directors. The Board is responsible for identifying and recommending potential nominees for directorship and senior management.

Assessments

The Board and each individual director will be regularly assessed regarding his or its effectiveness and contribution. The assessment will consider and take into account:

•	in the case of the Board, its mandate and charter; and

•	in the case of an individual director, the competencies and skills each individual director is expected to possess.

D.	Employees

As of the date of this Registration Statement, ESSA has a total of 11 employees and consultants on a full-time or part-time basis. ESSA has in the past, and may in the future, retain additional expert consultants on an ad-hoc basis if required in connection with the Company’s development program. None of our employees are represented by a union. The following table sets forth the total number of ESSA’s employees at September 30, 2013 and December 31, 2012 and 2011, respectively, and a breakdown of persons employed by category of activity and geographic location for the corresponding periods.

	December 31, 2011	December 31, 2012	September 30, 2013	September 30, 2014
Employees by category of activity:
Management	—	—	—	4
Administration	—	—	—	—
Research	—	—	—	1
Total Number of Employees	0	0	0	5
Employees by geographic location:
Canada	—	—	—	2
United States	—	—	—	3
Total Number of Employees	0	0	0	5

E.	Share Ownership

As at the date of this Registration Statement, as a group, the Company’s directors and executive officers beneficially owned, directly or indirectly, or exercised control over 9,726,250 Common Shares being 53.83% of the 18,070,074 Common Shares issued and outstanding.

The following table states the number of Common Shares beneficially owned by each person, directly or indirectly, or over which each person exercised control or direction as at January 31, 2015. The persons listed below are deemed to be the beneficial owners of Common Shares underlying stock options that are exercisable within 60 days from the above date.

Name of Beneficial Owner	Common Shares(1)	Percent of Common Shares(2)
Robert W. Rieder	2,568,750	13.11%
Richard M. Glickman	863,750	4.41%
Marianne Sadar	3,595,000	18.35%
Raymond Andersen	3,595,000	18.35%
Gary Sollis	90,000	0.46%
David Wood	55,000	0.28%
Frank Perabo	70,000	0.36%
Paul Cossum	120,000	0.61%

Notes:

(1)	These numbers include Common Shares underlying stock options that are exercisable within 60 days from January 31, 2015.
(2)

Based on an aggregate total of 19,590,824 Common Shares, being the 18,070,074 Common Shares issued and outstanding as at January 31, 2015 plus the 1,520,750 Common Shares underlying stock options that are exercisable within 60 days from January 31, 2015.

Item 6.B., “Directors, Senior Management and Employees – Compensation” above sets out information regarding options granted to members of the Board of Directors and describes arrangements for involving employees in the capital of the Company.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table shows the name and information about ESSA’s voting securities owned by each person or company which, as at January 31, 2015, owned of record, or which, to ESSA’s knowledge, owned beneficially, directly or indirectly, more than 10% of any class or series of the Company’s voting securities:

Name	Number and Type of Securities	Type of Ownership	Percentage of Class(1)	Percentage of Class on a Diluted Basis(2)
Dr. Marianne Sadar	3,175,000 Common Shares	Beneficial	17.57%	11.19%
Dr. Raymond Andersen	3,175,000 Common Shares	Beneficial	17.57%	11.19%
Robert Rieder	2,531,250 Common Shares	Beneficial	14.01%	8.92%

Notes:

(1)	Based on 18,070,074 outstanding Common Shares as of January 31, 2015.
(2)

Based on 26,200,279 outstanding Common Shares on a fully diluted basis, assuming the exercise of all outstanding 3,369,719 Options, 25,000 Bloom Burton Warrants, 361,852 Broker Warrants, and 4,363,634 2015 Special Warrants, each on a one to one basis. Should the Common Shares not begin to trade on the NASDAQ or the NYSE on or prior to October 16, 2015, then following such date, each of the 4,363,634 2015 Special Warrants will be exercisable into 1.5 Common Shares (the “Penalty Conversion Ratio”). Assuming the exercise of all outstanding 3,369,719 Options, 25,000 Bloom Burton Warrants, 361,852 Broker Warrants on a one to one basis and the exercise of the 4,363,634 2015 Special Warrants on the basis of the Penalty Conversion Ratio, there will be 28,372,096 outstanding Common Shares on a fully diluted basis and accordingly, the percentage of class on a fully diluted basis would be (i) for Dr. Sadar, 11.19%, (ii) for Dr. Andersen 11.19% and (iii) for Mr. Rieder 8.92%.

No major shareholders have different voting rights.

The information in the table above was supplied by Computershare Trust Company of Canada, the Company’s registrar and transfer agent, and by the individuals themselves.

As of [—], 2014, the number of registered shareholders of record (and the number and percentage of shares held by such shareholders) is as follows:

Location:	Number of registered shareholders of record	Number of Common Shares	Percentage of total Common Shares
Canada	96	17,436,621	96.49%
United States	7	525,000	2.91%
Other	2	108,453	0.60%
Total	100%	100%	100%

The Company is not aware that it is directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s) severally or jointly. The Company is not aware of any arrangement, the operation of which may result in a change of control of the Company.

B.	Related Party Transactions

Key management personnel of the Company include Robert Rieder, the Chief Executive Officer, David Wood, Chief Financial Officer, Dr. Frank Perabo, Chief Medical Officer, Paul Cossum, Executive VP of Research and Development, Dr. Marianne Sadar, Chief Scientific Officer and Director, and Dr. Raymond Andersen, Chief Technology Officer and Director. Compensation paid to key management personnel are as follows:

	Year Ended September 30, 2014	Nine Months Ended September 30, 2013	Year Ended December 31, 2012
Salaries and consulting fees	$476,559	$180,000	$280,000
Share-based payments	$140,184	$212,385	$5,985

Total compensation	$616,743	$392,385	$285,985

During the fiscal year ended September 30, 2014, the Company granted 970,000 options to key management personnel and directors Gary Sollis, Dr. Richard Glickman, David Wood, Paul Cossum and Dr. Frank Perabo which were recorded as share-based payments expense in the statement of loss and comprehensive loss at a value of $181,905.

During the nine months ended September 30, 2013, the Company granted 600,000 options to directors and senior officers Dr. Marianne Sadar and Dr. Raymond Andersen, that vest monthly over a period of two years, which were recorded as a share-based payments expense in the statement of loss and comprehensive loss at a value of $212,385

During the year ended December 31, 2012, the Company granted 240,000 options to two directors and senior officers that vested monthly over a period of one year, which were recorded as share-based payments expense in the statement of loss and comprehensive loss at a value of $5,985.

Included in accounts payable and accrued liabilities at September 30, 2014 is $24,331 (2013 — $2,509) due to related parties with respect to the transactions detailed above and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

In the year ended September 30, 2014, the Company signed non-binding employment letters with Bob Rieder, Chief Executive Officer and David Wood, CFO. See “Compensation” in Item 6B of this Registration Statement.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The Company’s audited consolidated financial statements as at and for the year ended September 30, 2014, as at and for the nine months ended September 30, 2013 and as at and for the year ended December 31, 2012, as required under this Item 8, are attached hereto and found immediately following the text of this Registration Statement. The audit report of Davidson & Company LLP is included herein immediately preceding the consolidated financial statements and schedules.

Legal Proceedings

The Company is not aware of any material legal proceedings involving ESSA nor are any such proceedings known by us to be contemplated.

Dividend Policy

As ESSA is in the early stages of development, it has never paid dividends on its Common Shares or Preferred Shares. Because the Company is strategically focused on a single therapeutic target (the AR NTD) and a single disease state (prostate cancer), it does not envision using revenue to build a diversified company with multiple products. ESSA’s current strategy is to seek a liquidity event should it obtain positive Phase 2 data. If that liquidity event is in the form of a partnership, then ESSA may elect to return the resulting revenues to shareholders, possibly through a dividend or similar mechanism for return of capital. Developments relating to other applications of the Company’s technology may result in that strategy being modified or altogether changed. The payment of dividends in the future, if at all, will be dependent on the Company’s earnings, financial condition and such other factors as the Board considers appropriate. See “Risk Factors” in Item 3 of this Registration Statement.

B.	Significant Changes

Other than the 2014 Special Warrant Financing and the 2015 Special Warrant Financing, there have been no significant changes in the Company’s financial condition since the most recent consolidated financial statements for the fiscal year ended September 30, 2014. See “Summary Corporate History and Intercorporate Relationships” in Item 4 of this Registration Statement.

ITEM 9	THE OFFER AND LISTING

A.	Offer and Listing Details

The Company applied to list its Common Shares on the TSX-V in September 2014. On December 22, 2014, the Company received conditional approval for its Common Shares to be listed on the TSX-V. As of January 27, 2015, the Company began trading stock under the symbol “EPI”. On February 23, 2015, the closing price of the Company’s Common Shares on the TSX-V was $4.65. The Company also intends to apply to list its Common Shares on the NASDAQ. Such a listing is dependent upon this Registration Statement being declared effective as well as the Company meeting all the necessary listing requirements of the NASDAQ.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Company applied to list its Common Shares on the TSX-V in September 2014. On December 22, 2014, the Company received conditional approval for its Common Shares to be listed on the TSX-V. As of January 27, 2015, the Company began trading stock under the symbol “EPI”. On February 23, 2015, the closing price of the Company’s Common Shares on the TSX-V was $4.65. The Company also intends to apply to list its Common Shares on the NASDAQ. Such a listing is dependent upon this Registration Statement being declared effective as well as the Company meeting all the necessary listing requirements of the NASDAQ.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10	ADDITIONAL INFORMATION

A.	Share Capital

As of the date of this Registration Statement, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.

As at September 30, 2014 and January 31, 2015, we had an aggregate of 15,687,534 and 18,070,074, respectively, Common Shares issued and outstanding and 1,702,900 and Nil, respectively, Preferred Shares issued and outstanding. In addition, as at September 30, 2014 and January 31, 2015, 3,069,719 and 3,369,719, respectively, Common Shares are issuable upon the exercise of the Company’s outstanding Options, and 129,834 and 386,853, respectively, are issuable upon the exercise of ESSA’s outstanding Bloom Burton Warrants and Broker Warrants.

Common Shares

Each Common Share entitles the holder thereof to one vote at any meeting of ESSA’s shareholders. The holders of Common Shares are entitled to receive if, as and when declared by the Board, dividends in such amounts as shall be determined by the Board. The holders of Common Shares have the right to receive the Company’s remaining property in the event of a liquidation, dissolution or winding up, whether voluntary or involuntary.

For the dates described below, the Company issued Common Shares as follows:

Date	Description of Issuance	Number of Common Shares Issued	Total $’000
April 23, 2012	Common Shares issued on a private placement basis at a price of $0.80 per Common Share.	1,806,250	1,445
May 25, 2012	Common Shares issued on a private placement basis at a price of $0.80 per Common Share.	868,750	695
June 1, 2012	Common Shares issued on a private placement basis at a price of $0.80 per Common Share.	312,500	250
January 26, 2015	Common Shares issued on the conversion of Preferred Shares.	2,382,540	4,259	(1)

(1)

These Common Shares were issued for no additional consideration on the conversion of Preferred Shares, some of which were issued on the exercise of the 2014 Special Warrants. Proceeds received from the original issuances of Preferred Shares or 2014 Special Warrants are as follows: (a) on July 29, 2014, the Company issued 1,185,400 Preferred Shares pursuant to a private placement at a price of C$2.00 per Preferred Share for total proceeds of C$2,370,800; (b) on July 29, 2014, the Company issued 517,500 Preferred Shares in connection with the conversion of the Convertible Debenture at a price of C$2.00 per Preferred Share for total proceeds of C$1,035,000; and (c) on October 22 and 23, 2014, the Company issued a total of 679,640 2014 Special Warrants pursuant to the 2014 Special Warrant Financing. The 679,640 2014 Special Warrants were exercised into Preferred Shares on December 15, 2014.

Preferred Shares

The Preferred Shares are not entitled to vote at any meeting of ESSA’s shareholders except as may be required by law. The Preferred Shares are not entitled to dividends. The Preferred Shares are entitled to priority over the Common Shares with respect to the distribution of assets of ESSA in the event of any liquidation, dissolution or winding up of ESSA’s affairs, whether voluntary or involuntary.

Immediately prior to the listing of the Common Shares on the TSX-V, all of the outstanding Preferred Shares of the Company were converted to 2,382,540 Common Shares.

Warrants

Date	Description of Issuance	Number of Warrants Issued		Total C$
April 15, 2014	Bloom Burton Warrants issued in connection with the Convertible Debenture with an exercise price of $2.00 per Common Share and an expiry date of April 15, 2019.	25,000		0
July 29, 2014	Broker Warrants issued to the financing agents as commission in connection with the 2014 Financing with an exercise price of $2.00 per Common Share and an expiry date of July 29, 2015.	79,479		0
December 15, 2014	Broker Warrants issued on the deemed exercise of 25,355 Special Broker Warrants of the Company (as defined below) with an exercise price of $2.00 per Common Share and an expiry date of October 22, 2015.	25,355	(1)	0
January 16, 2015	2015 Special Warrants issued on a private placement basis at a price of US$2.75 per 2015 Special Warrant.	4,363,634		$14,383,192.21
January 16, 2015	Broker Warrants issued to the financing agents as commission in connection with the 2015 Special Warrant Financing with an exercise price of US$2.75 per Common Share and an expiry date of January 16, 2017.	257,018		0

Notes:

(1)

On October 22 and 23, 2014 the Company issued a total of 25,355 special broker warrants (the “Special Broker Warrants”) to the financing agents as commission in connection with the private placement of the 2014 Special Warrants. These 25,355 Special Broker Warrants were exercised into 25,355 Broker Warrants on December 15, 2014.

Options

See also “Compensation” in Item 6B of this Registration Statement.

History of Share Capital

For a detailed history of the Company’s changes in share capital, see “Consolidated Statement of Changes in Shareholders Equity” in the Company’s consolidated financial statements for the year ended September 30, 2014.

B.	Memorandum and Articles of Association

Incorporation

The Company is incorporated under the Business Corporations Act (British Columbia) (the “Act”). ESSA’s British Columbia incorporation number is BC0843022.

Objects and Purposes of Our Company

The articles do not contain a description of the Company’s objects and purposes.

Voting on Certain Proposal, Arrangement, Contract or Compensation by Directors

Under the Company’s articles, any director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Act. Such director or senior officer that has a disclosable interest in a contract shall be liable to account to the Company for any profits that accrue to the director or senior officer under or as a result of the contract or transaction unless disclosure is made thereof and the contract or transaction is approved in accordance with the provisions of the Act. A director is not allowed to vote on any transaction or contract with the Company in which he has a disclosable interest unless all directors have a disclosable interest in that transaction or contract, in which case all of these directors may vote on such resolution.

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine, or, if the directors so decide, as determined by the shareholders. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive. A director or senior officer does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person’s capacity as director, officer, employee or agent of the Company or of an affiliate of the Company.

Borrowing Powers of Directors

The Company’s articles provide that it, if authorized by the board of directors, may:

•	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

•

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

•	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

•

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of our company.

Qualifications of Directors

Under the articles, a director is not required to hold a share in the Company’s capital as qualification for his or her office but must be qualified as required by the Act to become, act or continue to act as a director. There are no age limit requirements pertaining to the retirement or non-retirement of directors of the Company.

Share Rights

See “Share Capital” in Item 10 of this Registration Statement for a summary of our authorized capital and the special rights and restrictions attached to our Common Shares and Preferred Shares.

Procedures to Change the Rights of Shareholders

The Company’s articles state that the Company may by special resolution: (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; (b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; (c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares; (d) if the Company is authorized to issue shares of a class of shares with par value: (i) decrease the par value of those shares; or (ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares; (e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value; (f) alter the identifying name of any of its shares; or (g) otherwise alter its shares or authorized share structure when required or permitted to do so by the Act.

Meetings

Each director holds office until our next annual general meeting or until his office is earlier vacated in accordance with the articles or with the provisions of the Act. A director appointed or elected to fill a vacancy on the Board also holds office until our next annual general meeting.

The Company’s articles provide that our annual meetings of shareholders must be held at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as our Board may from time to time determine. The Company’s directors may, at any time, call a meeting of our shareholders.

Pursuant to the Act, shareholders who hold in the aggregate at least five percent of our issued shares that carry the right to vote at a general meeting may requisition a general meeting of shareholders for the purposes stated in the requisition.

Under the articles, the quorum for the transaction of business at a meeting of shareholders is one or more persons who are, or who represent by proxy, one or more shareholders who in the aggregate hold at least 10% of the issued shares of the Company entitled to be voted at the meeting. If there is only one shareholder entitled to vote at a meeting of shareholders, the quorum is that shareholder, present in person or by proxy.

The articles state that in addition to those persons who are entitled to vote at a meeting of the shareholders, the only other persons entitled to be present at the meeting are the directors, the chief executive officer (if any), the president (if any), the secretary (if any), the assistant secretary (if any and only in the absence of the secretary), the auditor of the Company (if any), and any persons invited to be present at the meeting by the directors and any person entitled or required under the Act or the articles to be present at the meeting.

An extraordinary general meeting of shareholders may be called at any time for the transaction of any business the general nature of which is specified in the notice calling the meeting.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act (Canada), there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or British Columbia, or in the Company’s charter documents.

Change in Control

There are no provisions in the articles or in the Act that would have the effect of delaying, deferring or preventing a change in the Company’s control, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or the its subsidiaries.

Ownership Threshold

The articles and the Act do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that the Company disclose in its information circular for our annual general meetings, holders who beneficially own, directly or indirectly, or control or direct, voting securities of the Company carrying 10% or more of the voting rights attached to any class of outstanding voting securities. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. Upon the effectiveness of this Form 20-F, we expect that the United States federal securities laws will require us to disclose, in an annual report on Form 20-F, holders who own 5% or more of the Company’s issued and outstanding shares.

C.	Material Contracts

Except for contracts entered into in the ordinary course of business, the only contracts entered into by ESSA within two years immediately preceding this Registration Statement that are still in effect, which may be regarded as material, are as follows:

1.	Cancer Research Grant Contract between CPRIT and the Company dated July 9, 2014.

2.	License Agreement between the BC Cancer Agency, UBC and the Company dated December 22, 2010, as amended on February 10, 2011 and May 27, 2014.

3.	2014 Agency Agreement between the Company and Haywood Securities Inc. dated October 22, 2014.

4.	2015 Agency Agreement between the Company and Bloom Burton & Co. Limited dated January 16, 2015.

5.	2014 Special Warrant Indenture between the Company and the Special Warrant Agent dated October 22, 2014.

6.	2015 Special Warrant Indenture between the Company and the Special Warrant Agent dated January 16, 2015.

D.	Exchange Controls

The Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the Common Shares. There are no limitations under the laws of Canada or by the charter or other constituent documents of the Company, except the Investment Canada Act which may require review and approval by the Minister of Industry (Canada) of certain acquisition of control of the Company by non-Canadians. The threshold for acquisitions of control is generally defined as being one-third or more of our voting shares. If the investment is potentially injurious to national security it may be subject to review under the Investment Canada Act notwithstanding the percentage interest acquired or amount of the investment. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.	Taxation

U.S. Federal Income Tax Considerations

The following is a summary of the anticipated material U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of the acquisition, ownership and disposition of Common Shares. This summary addresses only holders who acquire and hold Common Shares as “capital assets” (generally, assets held for investment purposes).

The following summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder (as defined below) as a result of the acquisition, ownership and disposition of Common Shares, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules (including, but not limited to, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, insurance companies, banks, thrifts and other financial institutions, persons liable for alternative minimum tax, persons that hold an interest in an entity that holds the Common Shares, persons that will own, or will have owned, directly, indirectly or constructively 10% or more (by vote or value) of our stock, persons that hold the common shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle, or persons whose functional currency is not the U.S. dollar).

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative pronouncements and rulings of the United States Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. This summary does not describe any state, local or foreign tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., estate or gift tax or the Medicare contribution tax). U.S. Holders (as defined below) should consult their own tax advisers regarding such matters.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.

As used in this summary, a “U.S. Holder” is a beneficial owner of Common Shares who, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (A) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (B) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

The tax treatment of a partner in a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) may depend on both the partnership’s and the partner’s status and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal income tax purposes) that are beneficial owners of Common Shares, and their partners and other owners, should consult their own tax advisers regarding the tax consequences of the acquisition, ownership and disposition of Common Shares.

Taxation of Common Shares

Distributions on Common Shares

In general, subject to the passive foreign investment company rules discussed below, the gross amount of any distribution received by a U.S. Holder with respect to the Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. The Company does not intend to calculate its earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes. Subject to the passive foreign investment company rules discussed below, distributions on Common Shares to certain non-corporate U.S. Holders that are treated as dividends may be taxed at preferential rates. Such dividends will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations.

The amount of any dividend paid in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will equal the U.S. dollar value of the Canadian dollars calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the distribution. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will be treated as U.S. source ordinary income or loss.

Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income.” A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of the Common Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

Sale, Exchange or Other Taxable Disposition of Common Shares

A U.S. Holder generally will recognize gain or loss on the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in the Common Shares exchanged therefor. Subject to the passive foreign investment company rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain (currently taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of the sale, exchange or other taxable disposition, the Common Shares have been held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Rules

A foreign corporation will be considered a PFIC for any taxable year in which (1) 75% or more of its gross income is “passive income” under the PFIC rules or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties, and certain gains. Interest, dividends, rents and royalties received from a related person (within the meaning of the PFIC rules) are excluded from passive income to the extent such payments are properly allocable to the active income of such related person. Moreover, for purposes of determining if the foreign corporation is a PFIC, if the foreign corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

The determination as to whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the foreign corporation from time to time and the nature of the activities performed by its officers and employees. The Company believes that it may have been classified as a PFIC for the taxable year ending December 31, 2014, and the Company believes it may be classified as a PFIC for the current taxable year and in future taxable years. However, the Company’s actual PFIC status for the current or any future taxable year is uncertain and cannot be determined until after the end of such taxable year.

If the Company is classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of Common Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for the Common Shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which the Company is treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of Common Shares as security for a loan may be treated as a taxable disposition of the Common Shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a Common Share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the Common Shares).

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which the Company is treated as a PFIC with respect to such U.S. Holder and any of our subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in the Company.

The adverse tax consequences described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (a “QEF election”) with respect to its interest in the PFIC. Consequently, if the Company is classified as a PFIC, it would likely be advantageous for a U.S. Holder to elect to treat the Company as a “qualified electing fund” (a “QEF”) with respect to such U.S. Holder in the first year in which it holds Common Shares. If a U.S. Holder makes a timely QEF election with respect to the Company, the electing U.S. Holder would be required in each taxable year that the Company is considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of the Company and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of the Company, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in Common Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Common Shares and will not be taxed again as distributions to the U.S. Holder.

A QEF election made with respect to the Company will not apply to any Subsidiary PFIC; a QEF election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible for U.S. federal income tax purposes if the U.S. Holder were an individual).

If the Company determines that it, and any subsidiary in which the Company owns, directly or indirectly, more than 50% of such subsidiary’s total aggregate voting power, is likely a PFIC in any taxable year, the Company intends to make available to U.S. Holders, upon request and in accordance with applicable procedures, a “PFIC Annual Information Statement” with respect to the Company and any such subsidiary for such taxable year. The “PFIC Annual Information Statement” may be used by U.S. Holders for purposes of complying with the reporting requirements applicable to a QEF election with respect to the Company and any Subsidiary PFIC.

The U.S. federal income tax on any gain from the disposition of Common Shares or from the receipt of Excess Distributions may be greater than the tax if a timely QEF election is made. It is recommended that, if the Company were to be classified as a PFIC, a U.S. Holder make a QEF election with respect to the Company and any Subsidiary PFIC.

Alternatively, if the Company were to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (instead of a QEF election), provided the Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable Treasury regulations. However, a U.S. Holder will not be permitted to make a mark-to-market election with respect to a Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a mark-to-market election, as well as the advisability of making a protective QEF election in case the Company is classified as a PFIC in any taxable year.

During any taxable year in which the Company or any Subsidiary PFIC is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder must file IRS Form 8621. U.S. Holders should consult their own tax advisers concerning annual filing requirements.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in Common Shares. U.S. Holders should consult their own tax advisers regarding information reporting requirements relating to their ownership of Common Shares.

Certain Material Canadian Federal Income Tax Considerations

The following is a summary, as of today’s date, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (“Tax Act”) that generally apply to an investor who acquires our common shares pursuant to this offering and who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length with us, is not affiliated with us and who acquires and holds our common shares, as capital property (a “Holder”). Generally, our common shares will be considered to be capital property to a Holder provided that the Holder does not use our common shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon the current provisions of the Canada-U.S. Income Tax Convention (“Treaty”), the Tax Act and its regulations and the current published administrative policies and assessing practices of the CRA. This summary takes into account all specific proposals to amend the Tax Act and its regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary only applies to Holders (i) for the purposes of the Tax Act, have not and will not be resident in Canada at any time, (ii) do not use or hold the common shares in carrying on a business in Canada, and (iii) are resident in the U.S. for income tax purposes and entitled to benefits under the Treaty. Special rules, which are not discussed in this summary, may apply to a U.S. holder that is an insurer that carries on business in Canada and elsewhere.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Currency

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our common shares must be expressed in Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the day the amount first arose, or such other rate of exchange as is acceptable to the CRA.

Dividends

Dividends paid or credited or deemed to be paid or credited by us to a Holder on our common shares are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of the Treaty. The rate of withholding tax on dividends paid or credited to a Holder who is resident in the U.S. for purposes of the Treaty, entitled to benefits under the Treaty, and is the beneficial owner of the dividend is generally limited to 15% of the gross amount of the dividend (or 5% in the case of such a Holder that is a company beneficially owning at least 10% of our voting shares). Holders should consult their own tax advisors regarding the application of the Treaty to dividends based on their particular circumstances.

Dispositions of Common Shares

A Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of our common shares, nor will capital losses arising therefrom be recognized under the Tax Act, unless our common shares constitutes “taxable Canadian property” to the Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of the Treaty.

Provided our common shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX-V), at the time of disposition, our common shares generally will not constitute taxable Canadian property of a Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently:

(i) the Holder, persons with whom the Holder did not deal at arm’s length, and partnerships in which the Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), or the Holder together with all such persons, owned 25% or more of the issued shares of any class or series of our shares; and

(ii) more than 50% of the fair market value of the our common shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists.

Notwithstanding the foregoing, a common share may otherwise be deemed to be taxable Canadian property to a Holder for purposes of the Tax Act in particular circumstances.

Holders whose common shares are taxable Canadian property should consult their own tax advisors.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

This Registration Statement and the related exhibits are available for viewing at the offices of ESSA, 999 West Broadway, Suite 720, Vancouver, BC V5Z 1K5, telephone: (778) 331-0962. Copies of ESSA’s financial statements and other continuous disclosure documents required under the Securities Act (Ontario) are available for viewing on SEDAR at www.sedar.com. All of the documents referred to are in English.

You may also read and copy all or any portion of the Registration Statement of other information in the Company’s files in the SEC’s public reference room at 100 F. Street, NE, Room 1580, Washington, D.C. 20549. You may request copies of these documents, upon payment of a duplicating fee, by writing to the Commission. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

I.	Subsidiary Information

Not applicable.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to various market risks associated with its underlying assets, liabilities and anticipated transactions. Refer to Item 18, ‘‘Financial Statements—Note 12 Financial Instruments and Risk’’ ‘of the Company’s audited consolidated financial statements for the year ended September 30, 2014, for a qualitative and quantitative discussion of the Company’s exposure to these market risks.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.	Indebtedness

Not applicable.

B.	Dividends

Not applicable.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Not applicable.

B.	Not applicable.

C.	Not applicable.

D.	Not applicable.

E.	Not applicable.

ITEM 15	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16

ITEM 16A	Audit Committee Financial Expert

Not applicable.

ITEM 16B	Code of Ethics

Not applicable.

ITEM 16C	Principal Accountant Fees and Services

Not applicable.

ITEM 16D	Exemptions from Listing Standards for Audit Committees

Not applicable.

ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F	Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G	Corporate Governance

Not applicable.

ITEM 16H	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

See Item 18.

ITEM 18	FINANCIAL STATEMENTS

The following attached financial statements are attached hereto, incorporated herein and found immediately following the text of this Registration Statement:

1.

The Company’s audited consolidated financial statements as at and for the year ended September 30, 2014, as at and for the nine months ended September 30, 2013 and as at and for the year ended December 31, 2012, together with the notes thereto and the auditor’s report thereon.

ITEM 19	EXHIBITS

1.	Articles of Incorporation
4	Material Contracts
	4.1	Cancer Research Contract between CPRIT and the Company, dated July 9, 2014
	4.2	License Agreement between the BC Cancer Agency, UBC and the Company, dated December 22, 2010, as amended on February 10, 2011 and May 27, 2014*.
4.3 4.4 4.5

2014 Agency Agreement between the Company and Haywood Securities Inc. dated October 22, 2014

2015 Agency Agreement between the Company and Bloom Burton & Co. Limited dated January 16, 2015

2014 Special Warrant Indenture between the Company and the Special Warrant Agent, dated October 22, 2014

	4.6	2015 Special Warrant Indenture between the Company and the Special Warrant Agent, dated January 16, 2015

8.1		List of Subsidiaries

15.1		Consent of Davidson & Company LLP

*	To be filed by amendment.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

ESSA PHARMA INC.

DATED: February 24, 2015	By:	/s/ David Wood
David Wood
Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

The Company’s audited consolidated financial statements as at and for the year ended September 30, 2014, as at and for the nine months ended September 30, 2013 and as at and for the year ended December 31, 2012, together with the notes thereto and the auditor’s report thereon

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

ESSA Pharma Inc.

We have audited the accompanying consolidated financial statements of ESSA Pharma Inc., which comprise the consolidated statements of financial position as of September 30, 2014 and September 30, 2013, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended September 30, 2014, the nine month period ended September 30, 2013, and the year ended December 31, 2012 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of ESSA Pharma Inc. as at September 30, 2014 and September 30, 2013 and its financial performance and its cash flows for the year ended September 30, 2014, the nine month period ended September 30, 2013 and the year ended December 31, 2012, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

January 24, 2015

ESSA PHARMA INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian dollars)

AS AT

	September 30, 2014	September 30, 2013
ASSETS
Current
Cash	$4,146,938	$232,093
Receivables	72,295	13,163
Prepaids	69,946	2,300

	4,289,179	247,556
Equipment (Note 4)	15,806	—
Intangible assets (Note 5)	404,430	429,753

Total assets	$4,709,415	$677,309

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$658,305	$184,498
Product development and relocation grant (Note 13)	1,838,507	—

	2,496,812	184,498
Shareholders’ equity
Share capital (Note 7)	4,240,917	4,240,917
Preferred shares (Note 7)	3,090,345	—
Reserves	1,004,467	419,991
Accumulated other comprehensive income	6,477	—
Deficit	(6,129,603)	(4,168,097)

	2,212,603	492,811

Total liabilities and shareholders’ equity	$4,709,415	$677,309

Nature and continuance of operations (Note 1)

Commitments (Notes 8 and 13)

Subsequent events (Note 15)

On behalf of the Board on January 19, 2015

“Robert Rieder”	Director	“Raymond Andersen”	Director

The accompanying notes are an integral part of these consolidated financial statements.

ESSA PHARMA INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in Canadian dollars)

	Year Ended September 30, 2014	Period from January 1, 2013 to September 30, 2013	Year ended December 31, 2012
OPERATING EXPENSES
Research and development, net of recoveries (Note14)	$378,240	$516,310	$1,548,242
Financing costs (Note 6)	35,000	—	—
General and administration (Note 14)	1,030,416	293,962	297,296
Share-based payments (Note 7)	518,078	248,795	87,526

Total operating expenses	(1,961,734)	(1,059,067)	(1,933,064)

Interest income	228	1,007	1,420

Net loss for the period	(1,961,506)	(1,058,060)	(1,931,644)
OTHER COMPREHENSIVE INCOME
Cumulative translation adjustment	6,477	—	—

Comprehensive loss for the period	$(1,955,029)	$(1,058,060)	$(1,931,644)

Basic and diluted loss per common share	$(0.13)	$(0.07)	$(0.13)

Weighted average number of common shares outstanding	15,687,534	15,687,534	14,653,048

The accompanying notes are an integral part of these consolidated financial statements.

ESSA PHARMA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian dollars)

	Year Ended September 30, 2014	Period from January 1, 2013 to September 30, 2013	Year ended December 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(1,961,506)	$(1,058,060)	$(1,931,644)
Items not affecting cash:
Accrued interest expense	35,000	—	—
Amortization (Note 5)	25,323	18,993	25,324
Product development and relocation grant	(1,256,621)	—	—
Unrealized foreign exchange	46,434	—	—
Share-based payments	518,078	248,795	87,526
Changes in non-cash working capital items:
(Increase) decrease in receivables	(59,132)	144,154	(84,009)
(Increase) decrease in prepaid expenses	(67,360)	5,250	(6,111)
Increase in accounts payable and accrued liabilities	454,964	51,892	91,443

Net cash used in operating activities	(2,264,820)	(588,976)	(1,817,471)

CASH FLOWS FROM FINANCING ACTIVITIES
Advance on product development and relocation grant	3,048,694	—	—
Proceeds on private placement	2,370,800	—	2,390,000
Share issue costs	(225,516)	—	—
Convertible debenture issued	1,000,000	—	—
Financing costs	(23,541)	—	—

Net cash provided by financing activities	6,170,437	—	2,390,000

Effect of foreign exchange on cash	9,228	—	—
Change in cash for the period	3,914,845	(588,976)	572,529
Cash, beginning of period	232,093	821,069	248,540

Cash, end of period	$4,146,938	$232,093	$821,069

Significant non-cash investing and financing transactions for the year ended September 30, 2014 include accruing $15,806 in equipment through accounts payable and accrued liabilities.

The accompanying notes are an integral part of these consolidated financial statements.

ESSA PHARMA INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in Canadian dollars)

	Share capital		Preferred shares
	Number	Amount	Number	Amount	Convertible debenture	Share- based payments	Warrants	Cumulative translation adjustment	Deficit	Total
Balance, December 31, 2011	12,700,034	$1,850,917	—	$—	$—	$83,670	$—	$—	$(1,178,393)	$756,194
Private placement	2,987,500	2,390,000	—	—	—	—	—	—	—	2,390,000
Share-based payments	—	—	—	—	—	87,526	—	—	—	87,526
Loss for the period	—	—	—	—	—	—	—	—	(1,931,644)	(1,931,644)

Balance, December 31, 2012	15,687,534	$4,240,917	—	$—	$—	$171,196	$—	$—	$(3,110,037)	$1,302,076
Share-based payments	—	—	—	—	—	248,795	—	—	—	248,795
Loss for the period	—	—	—	—	—	—	—	—	(1,058,060)	(1,058,060)

Balance, September 30, 2013	15,687,534	$4,240,917	—	$—	$—	$419,991	$—	$—	$(4,168,097)	$492,811
Issuance of convertible debenture	—	—	—	—	1,000,000	—	—	—	—	1,000,000
Financing costs – issuance	—	—	—	—	(39,935)	—	16,394	—	—	(23,541)
Financing costs	—	—	—	—	35,000	—	—	—	—	35,000
Conversion of debenture	—	—	517,500	995,065	(995,065)	—	—	—	—	—
Private placement	—	—	1,185,400	2,370,800	—	—	—	—	—	2,370,800
Share issue costs	—	—	—	(275,520)	—	—	50,004	—	—	(225,516)
Share-based payments	—	—	—	—	—	518,078	—	—	—	518,078
Loss for the year	—	—	—	—	—	—	—	6,477	(1,961,506)	(1,955,029)

Balance, September 30, 2014	15,687,534	$4,240,917	1,702,900	$3,090,345	$—	$938,069	$66,398	$6,477	$(6,129,603)	$2,212,603

The accompanying notes are an integral part of these consolidated financial statements.

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

FOR THE YEAR ENDED SEPTEMBER 30, 2014

1.	NATURE AND CONTINUANCE OF OPERATIONS

ESSA Pharma Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia on January 6, 2009. The Company’s head office address is Suite 720 – 999 West Broadway, Vancouver, BC, V5Z 1K5. The registered and records office address is the 26th Floor at 595 Burrard Street, Three Bentall Centre, Vancouver, BC, V7X 1L3. In the period ended September 30, 2013, the Company modified its fiscal year end from December 31 to September 30.

The Company is focused on the development of small molecule drugs for the treatment of prostate cancer. The Company has acquired a license to certain patents (the “NTD Technology”) which were the joint property of the British Columbia Cancer Agency and the University of British Columbia. As at September 30, 2014, no products are in commercial production or use.

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) assuming the Company will continue on a going-concern basis. The Company has incurred losses and negative operating cash flows since inception. The Company incurred a loss of $1,961,506 during the year ended September 30, 2014 and has an accumulated deficit of $6,129,603. The ability of the Company to continue as a going concern in the long-term depends upon its ability to develop profitable operations and to continue to raise adequate financing. As at September 30, 2014, the Company has not advanced its research into a commercially viable product. The Company’s continuation as a going concern is dependent upon the successful development of its NTD Technology to a commercial standard. Management is actively targeting sources of additional financing which would assure continuation of the Company’s operations and research programs. The Company believes its current working capital is adequate to maintain the next twelve months of operations.

2.	BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Basis of Consolidation

The consolidated financial statements comprise the accounts of the ESSA Pharma Inc., the parent company, and its controlled subsidiary, ESSA Pharma Corp., after the elimination of all material intercompany balances and transactions.

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

FOR THE YEAR ENDED SEPTEMBER 30, 2014

2.	BASIS OF PRESENTATION (cont’d…)

Basis of Consolidation (cont’d…)

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated.

Estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions that have been made that relate to the following key estimates:

Intangible Assets – impairment

The application of the Company’s accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

Intangible Assets – useful lives

Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

Product development and relocation grant

Pursuant to the terms of the Company’s grant from the Cancer Prevention Research Institute of Texas (“CPRIT”), the Company must meet certain terms and conditions to qualify for the grant funding. The Company has assessed its performance relative to these terms as detailed in Note 13 and has judged that there is reasonable assurance the Company will meet the terms of the grant and qualify for the funding. The Company has therefore taken into income a portion of the grant that represents expenses the Company has incurred to date under the grant parameters. The expenses are subject to assessment by CPRIT for compliance with the grant regulations which may result in certain expenses being denied and incurred in a future period.

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

FOR THE YEAR ENDED SEPTEMBER 30, 2014

2.	BASIS OF PRESENTATION (cont’d…)

Estimates (cont’d…)

Share-based payments and compensation

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield and making assumptions about them. The fair value of the underlying common shares is assessed as the most recent issuance price per common share for cash proceeds. The assumptions and models used for estimating fair value for share-based payment transactions are discussed in Note 7.

3.	SIGNIFICANT ACCOUNTING POLICIES

Foreign exchange

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company is the Canadian dollar and its subsidiary’s is the United States dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in comprehensive loss.

On translation of the entities whose functional currency is other than the Canadian dollar, revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Assets and liabilities are translated at the rate of exchange at the reporting date. Exchange gains and losses, including results of re-translation, are recorded in the foreign currency translation reserve

Equipment

The Company has acquired office and computer equipment for use in its research activities. The equipment is not yet in use and therefore not subject to depreciation for the year ended September 30, 2014.

Depreciation will be recognized using the straight-line method at the rate of 30% per annum for computer equipment and 20% for office equipment.

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

FOR THE YEAR ENDED SEPTEMBER 30, 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Intangible assets

The Company owns intangible assets consisting of patent licences. Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

The Company does not hold any intangible assets with indefinite lives.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization method and amortization period of an intangible asset with a finite life is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in general and administrative expenses.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date they are available for use to September 15, 2030.

Impairment of long-lived assets

The Company’s long-lived assets are reviewed for indications of impairment at the date of preparing each statement of financial position. If indication of impairment exists, the asset’s recoverable amount is estimated.

An impairment loss is recognized when the carrying value of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or group of assets. For the purpose of impairment testing, the Company determined it has one cash-generating unit.

The recoverable amount is the greater of the asset’s fair value less cost to sell and value in use. In assessing fair value less cost to sell for the cash-generating unit, the Company’s market capitalization is considered.

Provisions

Provisions are recorded when a present legal, statutory or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, if the effect is material, its carrying amount is the present value of those cash flows.

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

FOR THE YEAR ENDED SEPTEMBER 30, 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Government assistance

Government grants, including grants from similar bodies, consisting of investment tax credits are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Company has met the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

Research grants that compensate the Company for expenses incurred are recognized in profit or loss in reduction thereof on a systematic basis in the same years in which the expenses are recognized. Grants that compensate the Company for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.

Research and development costs

Expenditures on research and development activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Investment tax credits related to current expenditures are included in the determination of net income as the expenditures are incurred when there is reasonable assurance they will be realized.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. These criteria will be deemed by the Company to have been met when revenue is received by the Company and a determination that it has sufficient resources to market and sell its product offerings. Upon a determination that the criteria to capitalize development expenditures have been met, the expenditures capitalized will include the cost of materials, direct labour, and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures will be expensed as incurred.

Capitalized development expenditures will be measured at cost less accumulated amortization and accumulated impairment losses. No development costs have been capitalized to date.

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company’s accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized through profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized through profit or loss.

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

FOR THE YEAR ENDED SEPTEMBER 30, 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments (cont’d…)

Financial assets (cont’d…)

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized through other comprehensive income (loss).

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

The Company has classified its cash at fair value through profit or loss. The Company’s receivables are classified as loans and receivables.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired. The Company’s accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized through profit or loss.

Other financial liabilities: This category consists of liabilities carried at amortized cost using the effective interest method.

The Company’s accounts payable and accrued liabilities are classified as other financial liabilities.

Financial instrument disclosures

The Company provides disclosures that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the date of the statement of financial position, and how the entity manages these risks.

The Company provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

Level 1 –	quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 –	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 –	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Convertible debt

Convertible debt issued by the Company is comprised of convertible debentures that may be converted into shares of the Company. The terms of the debenture maintain control of the conversion option with the Company. The instrument is therefore equity and not a compound financial instrument. No value is attributed to debt in this circumstance.

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

FOR THE YEAR ENDED SEPTEMBER 30, 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Preferred shares

Preferred shares of the Company will automatically convert to an equivalent number of common shares immediately prior to the listing of the common shares on an approved exchange. In the event that the common shares are not listed on an approved exchange, the conversion ratio will be two-thirds (0.66) of a preferred share for every common share. The preferred shares are a residual interest in the assets of the entity and are therefore classified within shareholders’ equity.

Share-based payments

Share based payments arrangements in which the Company receives goods or services as consideration for its own equity instruments granted to non-employees are accounted for as equity settled share based payment transactions and measured at the fair value of goods and services received. If the fair value of the goods or services received cannot be estimated reliably, the share based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or services.

Share-based compensation

The Company grants stock options to acquire common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to share capital.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

Basic and diluted loss per share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the weighted-average method. Since the Company has losses the exercise of outstanding options has not been included in this calculation as it would be anti-dilutive.

Income taxes

Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

FOR THE YEAR ENDED SEPTEMBER 30, 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Income taxes (cont’d…)

Deferred tax is recognized in respect of temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

New standards not yet adopted

The following new standards, amendments to standards and interpretations have been issued but are not effective during the period ended September 30, 2014:

• IFRS 2 (Amendment)	Revised definitions for ‘vesting conditions’ and ‘market condition’ related to share based compensation (ii)
• IFRS 9	Revised requirements for the classification and measurement of financial liabilities and carrying over the existing de-recognition requirements from IAS 39(iii)
• IFRS 13 (Amendment)	Revised disclosure requirements for contracts under the scope of IFRS 9/IAS 39 (ii)
• IAS 24 (Amendment)	New definitions for ‘related party’ encompassing key management personnel (ii)
• IAS 32 (Amendment)	New standard that clarifies requirements for offsetting financial assets and financial liabilities. (i)
• IAS 38 (Amendment)	Revised valuation methods for the ‘revaluation model’ for intangible assets (ii)

i)	Effective for annual periods beginning on or after January 1, 2014
ii)	Effective for annual periods beginning on or after July 1, 2014
iii)	Effective for annual periods beginning on or after January 1, 2018

The Company anticipates that the application of these standards, amendments and interpretations will not have a material impact on the results and financial position of the Company.

4.	EQUIPMENT

Office equipment
Balance, December 31, 2012 and September 30, 2013	$—
Additions	15,806

Balance, September 30, 2014	$15,806

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

FOR THE YEAR ENDED SEPTEMBER 30, 2014

5.	INTANGIBLE ASSETS

NTD Technology	September 30, 2014	September 30, 2013
Balance, beginning of period	$429,753	$448,746
Amortization	(25,323)	(18,993)

Balance, end of period	$404,430	$429,753

Amortization expense for the year ended September 30, 2014 and the period ended September 30, 2013 has been recorded in “general and administrative expenses” in the statement of loss and comprehensive loss.

The NTD Technology is held under a License Agreement signed in fiscal 2010. As consideration for the License Agreement, the Company issued common shares of the Company. The License Agreement contains an annual royalty as a percentage of annual net revenue and a percentage of any annual sublicensing revenue earned with respect to the NTD Technology. The License Agreement stipulates certain minimum advance royalty payments of $40,000 for 2013 and escalating to $85,000 by 2017. In addition, there are certain cumulative milestone payments totaling $2,400,000 for the first compound, to be paid in stages at the start of Phase II and Phase III clinical trials, at application for marketing approval, and with further milestone payments on the second and additional compounds.

In order to maintain the License Agreement in good standing, the Company is required to spend $5,000,000, in cash or in kind, in connection with the commercialization of the NTD Technology by December 20, 2015. This expenditure commitment was completed in the year ended September 30, 2014.

6.	DEBENTURE

In April 2014, the Company issued a convertible debenture to the Bloom Burton Healthcare Structured Lending Fund LP (“the Lender”) for $1,000,000. The convertible debenture terms include interest of 12% per annum payable at maturity (24 months from closing), as secured by various security agreements. The Company incurred transaction costs of $23,541 and issued 25,000 warrants to the Lender valued at $16,394, each exercisable into one common share at a price of $2.00 for a period of five years. The warrants were valued using the Black-Scholes model with a risk-free interest rate of 1.63%, term of 5 years, volatility of 80% and dividend rate of 0%.

The principal and accrued interest are convertible into common shares of the Company automatically at maturity at a conversion price of $1.20. The terms of the debenture maintained control of the conversion option in the hands of the Company; therefore, the instrument has been recorded as equity in the statement of financial position.

The Company and Lender agreed to proceed with early conversion of the debenture, including accrued interest, into 517,500 preferred shares of the Company upon the closing of the first tranche of the financing completed in July 2014 (Note 7).

Year ended September 30, 2014
Balance, beginning of period	$—
Proceeds on issuance of convertible debenture	1,000,000
Issuance costs	(39,935)
Interest accrued	35,000
Conversion to preferred shares	(995,065)

Balance, end of period	$—

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

FOR THE YEAR ENDED SEPTEMBER 30, 2014

7.	SHAREHOLDERS’ EQUITY

Authorized:

Unlimited common shares, without par value.

Unlimited preferred shares, without par value.

Drag-along and Tag-along rights: The articles of the Company include drag-along and tag-along rights which enables a majority shareholder to force a minority shareholder to join in the sale of the Company and which enable minority shareholders to join in the sale of a majority shareholder stake at the same price, terms and conditions.

Anti-Dilution rights: Shares issued by the Company in fiscal 2012 have an anti-dilution clause which grants the right to the shareholder to purchase additional shares at a reduced price in the event the Company completes a financing of at least $5,000,000 at a lower subscription price per security. The anti-dilution clause expires on the earlier of the three year anniversary date of the purchase of the shares, date on which the subscriber transfers the shares to a third party, on the date the Company completes an initial public offering (“IPO”), the date on which the Company sells all or substantially all of the assets of the Company, and the date on which a person acquires and exercises a controlling interest in the Company.

Private placements:

On July 29, 2014, the Company completed the first tranche of a brokered private placement of 1,185,400 preferred shares at a price of $2.00 per preferred share for aggregate gross proceeds of $2,370,800. Each preferred share is convertible into common shares and all preferred shares will automatically be converted to an equivalent number of common shares immediately prior to the listing of the common shares on an approved exchange. It is expected that all preferred shares (including those issued upon conversion of the Convertible Debenture (Note 6)) will be automatically converted into an equivalent number of common shares immediately prior to the listing of the common shares on an approved exchange. In the event that the common shares are not listed on an approved exchange by the earlier of (a) six months from the date the Company becomes a “reporting issuer”, (as such term is defined under the Securities Act (British Columbia)), and (b) June 5, 2015, the conversion ratio will be two-thirds (0.66) of a preferred share for every common share.

In conjunction with the private placement, the Company issued 79,479 warrants to Bloom Burton, the Company’s advisor, and other finders exercisable at a price of $2.00 for a period of one year. The warrants were valued at $50,004 using the Black-Scholes model with a risk-free interest rate of 1.08%, term of 1 year, volatility of 80% and dividend rate of 0%. The Company paid finders’ fees of $158,956 and other share issue costs of $66,560.

During the nine month period ended September 30, 2013, the Company did not complete any private placements.

During the year ended December 31, 2012, the Company issued 2,987,500 common shares at a price of $0.80 per share for gross proceeds of $2,390,000.

Escrow Agreements

On December 22, 2010, the Company entered into escrow agreements with founder shareholders whereby 6,795,000 shares were placed into escrow to be released over 36 months. The escrow agreements provide for accelerated release in the event of a significant change to the Company’s ownership, assets or executive membership. As at September 30, 2014, the Company had released all remaining common shares in escrow.

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

FOR THE YEAR ENDED SEPTEMBER 30, 2014

7.	SHAREHOLDERS’ EQUITY (cont’d…)

Stock options

Options are granted for an exercise period and vesting periods as determined by the Board of Directors.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2011	275,000	$0.50
Options granted	334,250	0.80

Balance, December 31, 2012	609,250	0.66
Options granted	650,000	0.80
Options cancelled	(140,000)	0.80

Balance, September 30, 2013	1,119,250	0.73
Options granted	1,950,469	1.80

Balance outstanding, September 30, 2014	3,069,719	$1.41

Balance exercisable, September 30, 2014	1,203,250	$0.84

At September 30, 2014, options were outstanding enabling holders to acquire common shares as follows:

Number of Options	Exercise Price	Expiry Date
240,000	$0.50	April 30, 2016
35,000	0.50	July 27, 2016
68,750	0.80	June 1, 2017
25,500	0.80	October 21, 2017
100,000	0.80	November 20, 2017
600,000	0.80	February 1, 2018
50,000	0.80	July 1, 2018
529,219	2.00	February 27, 2019
321,250	0.80	May 20, 2019
400,000	2.00	April 14, 2019
200,000	2.00	July 30, 2019
500,000	2.00	September 8, 2019

3,069,719

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

FOR THE YEAR ENDED SEPTEMBER 30, 2014

7.	SHAREHOLDERS’ EQUITY (cont’d…)

Share-based compensation

During the year ended September 30, 2014, the Company granted 1,950,469 stock options with a weighted average fair value of $0.91. The Company recognized share-based payments expense of $518,078 for options granted and vesting during the period.

During the period ended September 30, 2013, the Company granted 650,000 stock options with a weighted average fair value of $0.51. The fair value of these options calculated using the Black-Scholes option-pricing model was $248,795.

During the year ended December 31, 2012, the Company granted 334,250 stock options with a weighted average fair value of $0.51 . The fair value of these options calculated using the Black-Scholes option-pricing model was $87,526.

The following weighted average assumptions were used for the Black-Scholes option-pricing model valuation of stock options granted during the period:

	Year Ended September 30, 2014	Nine Months Ended September 30, 2013	Year ended December 31, 2012
Risk-free interest rate	1.57%	1.35%	1.55%
Expected life of options	5 years	5 years	5 years
Expected annualized volatility	80.00%	80.00%	80.00%
Forfeiture rate	0.00%	0.00%	0.00%
Dividend	—	—	—

Expected annualized volatility was determined through the comparison of historical share price volatilities used by similar publicly listed companies in the pharmaceuticals / biotechnology industry. The companies chosen for comparison were, Cipher Pharmaceuticals Inc. (December 31, 2013 – 86.80% volatility), NeuroBioPharm Inc. (February 29, 2014 – 69.46% volatility), Helix BioPharma Corp. (July 31, 2014 – 78.72% volatility), and Cardiome Pharma Corp. (December 31, 2013 – 82.70% volatility). As the Company is less established than these publicly listed comparable companies, the Company’s stock price is expected to be slightly more volatile. As such, the Company rounded up the average volatility of 79.42% to the expected annualized volatility of 80.00%. This is consistent with estimates provided in the period ended September 30, 2014 and provides a reasonable trend for the Company’s expected volatility.

Warrants

Warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2012 and September 30, 2013	—	$—
Warrants granted	104,479	2.00

Balance outstanding and exercisable, September 30, 2014	104,479	$2.00

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

FOR THE YEAR ENDED SEPTEMBER 30, 2014

7.	SHAREHOLDERS’ EQUITY (cont’d…)

Warrants (cont’d…)

At September 30, 2014, warrants were outstanding enabling holders to acquire common shares as follows:

Number of Warrants	Exercise Price	Expiry Date
25,000	$ 2.00	April 15, 2019
79,479	2.00	July 29, 2015

104,479

8.	RELATED PARTY TRANSACTIONS

Key management personnel of the Company include the Chief Executive Officer, Chief Financial Officer, Chief Medical Officer and Directors of the Company. Compensation paid to key management personnel are as follows:

	Year Ended September 30, 2014	Nine Months Ended September 30, 2013	Year Ended December 31, 2012
Salaries and consulting fees	$476,559	$180,000	$280,000
Share-based payments	140,184	212,385	5,985

Total compensation	$616,743	$392,385	$285,985

During the year ended September 30, 2014, the Company granted 970,000 options to key management personnel which were recorded as share-based payments expense in the statement of loss and comprehensive loss at a value of $181,905.

During the period ended September 30, 2013, the Company granted 600,000 options to two directors and senior officers that vest monthly over a period of two years, which were recorded as share-based payments expense in the statement of loss and comprehensive loss at a value of $212,385.

During the year ended December 31, 2012, the Company granted 240,000 options to two directors and senior officers that vested monthly over a period of one year, which were recorded as share-based payments expense in the statement of loss and comprehensive loss at a value of $5,985.

Included in accounts payable and accrued liabilities at September 30, 2014 is $24,331 (September 30, 2013 – $2,509) due to related parties with respect to the transactions detailed above and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

FOR THE YEAR ENDED SEPTEMBER 30, 2014

8.	RELATED PARTY TRANSACTIONS (cont’d…)

Commitments

In the year ended September 30, 2014, the Company has signed contracts with two management members. The CEO has been granted a performance scheme wherein his salary will increase to US$340,000 (from US$250,000) per annum upon raising US$6,000,000 in equity or debt securities of the Company. Additionally, he is entitled to certain cash and stock option performance benefits at the discretion of the Board. The CEO is entitled to a payment of one year of base salary upon termination without cause, increasing to two years if the termination without cause occurs after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination. The CFO is entitled to a payment of one year of base salary upon termination without cause, whether or not the termination was caused by a change of control event. Stock options held by the CEO and CFO vest immediately upon a change of control.

9.	INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	Year ended September 30, 2014	Period ended September 30, 2013	Year ended December 31, 2012
Loss for the period before income tax	$(1,961,506)	$(1,058,060)	$(1,931,644)

Expected income tax recovery	$(510,000)	$(270,000)	$(483,000)
Expenses not deductible for income tax purposes	132,000	68,000	29,000
Impact of investment tax credits	—	104,000	75,000
Changes in tax rates	(34,000)	(24,000)	—
Change in unrecognized deductible temporary differences	412,000	122,000	379,000

Total income tax (recovery)	$—	$—	$—

The significant components of the Company’s unrecognized temporary tax differences are as follows:

	September 30, 2014	September 30, 2013	December 31, 2012
Operating losses carried forward	$4,543,000	$2,541,000	$2,478,000
Equipment	16,000	—	—
Intangible asset	(404,000)	(430,000)	(449,000)

Net unrecognized deductible temporary differences	$4,155,000	$2,111,000	$2,029,000

Operating losses carried forward as at September 30, 2014 expire from 2031 – 2034.

Tax attributes are subject to review, and potential adjustment, by tax authorities.

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

FOR THE YEAR ENDED SEPTEMBER 30, 2014

9.	INCOME TAXES (cont’d…)

During the year ended September 30, 2014, the Company received $235,470 (Period ended September 30, 2013 - $441,928; Year ended December 31, 2012 - $121,816) in Scientific Research and Experimental Development tax credits from the Government of Canada which are included in research and development costs in the statement of loss and comprehensive loss.

10.	SEGMENTED INFORMATION

The Company works in one industry being the development of small molecule drugs for prostate cancer. The Company’s equipment purchased in the year ended September 30, 2014 is located in the USA. As at September 30, 2013, the Company did not have any significant assets outside of Canada.

11.	CAPITAL MANAGEMENT

The Company considers its capital to be the components of shareholders’ equity. The Company’s objective when managing capital is to maintain adequate levels of funding to support the development of its business and maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity financing.

Future financings are dependent on market conditions and the ability to identify sources of investment. There can be no assurance the Company will be able to raise funds in the future.

There were no changes to the Company’s approach to capital management during the period. The Company is not subject to externally imposed capital requirements.

12.	FINANCIAL INSTRUMENTS AND RISK

The Company’s financial instruments consist of cash, receivables and accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values due to their short term to maturity. Cash is measured based on level 1 inputs of the fair value hierarchy.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and receivables. The Company’s receivables are primarily due from refundable GST/HST and investment tax credits. The Company limits its exposure to credit loss by placing its cash with major financial institutions. Credit risk with respect to investment tax credits and GST/HST is minimal as the amounts are due from government agencies.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2014, the Company had a cash balance of $4,146,938 to settle current liabilities of $658,305. All of the Company’s financial liabilities have contractual maturities of 30 days or due on demand and are subject to normal trade terms.

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

FOR THE YEAR ENDED SEPTEMBER 30, 2014

12.	FINANCIAL INSTRUMENTS AND RISK (cont’d…)

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, and foreign exchange rates.

(a)	Interest rate risk

The Company has cash balances and no interest-bearing debt and therefore is not exposed to risk in the event of interest rate fluctuations.

(b)	Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to accounts payable and accrued liabilities that are denominated in United States dollars. As at September 30, 2014, the Company had accounts payable and accrued liabilities of US$222,121. The Company anticipates that, pursuant to the product development and relocation grant disclosed in Note 13, the transactions of the Company will be increasingly subject to fluctuations in the US dollar. While fluctuations in the US dollar are not significant as at September 30, 2014, the Company will work to manage foreign currency risk as the Company’s operations evolve.

13.	COMMITMENTS

The Company has the following obligations over the next five years:

Contractual obligations	2015	2016	2017	2018	2019
Minimum annual royalty per License Agreement (Note 5)	$65,000	$65,000	$85,000	$85,000	$85,000
Lease on office space	31,176	31,176	31,176	31,176	31,176

Total	$96,176	$96,176	$116,176	$116,176	$116,176
Lease on US office space (In USD)	$80,087	$83,108	$85,389	$87,721	$87,721

Product Development and Relocation Grant

In February 2014 the Company received notice that it had been awarded a product development and relocation grant by the Cancer Prevention Research Institute of Texas (“CPRIT”) whereby the Company is eligible to receive up to US$12,000,000 on eligible expenditures over a three year period related to the development of the Company’s androgen receptor n-terminus blocker program for prostate cancer. The funding under CPRIT is subject to a number of conditions including negotiation and execution of an award contract which details the milestones that must be met to release the tranched CPRIT funding, proof the Company has raised the 50% matching funds to release CPRIT monies, and relocation of the project to the State of Texas such that the substantial functions of the Company related to the project grant are in Texas and the Company uses Texas-based subcontractor and collaborators wherever possible.

During the year ended September 30, 2014, the Company received US$2,793,533 as an advance on the CPRIT grant. The Company has incurred qualifying expenses of US$1,153,181 in the period and has recognized a reduction in the grant liability in the statement of loss and comprehensive loss. The Company has judged there is reasonable assurance that the funds will be successfully earned under the terms of the grant.

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

FOR THE YEAR ENDED SEPTEMBER 30, 2014

13.	COMMITMENTS (cont’d…)

Advisory Contract

In February 2014 the Company executed an Engagement Letter with Bloom Burton & Co. (“Bloom Burton”), an investment bank, to retain their services to act as its exclusive agent and financial advisor in connection with a funding strategy for the Company to involve a private financing, that is compatible with the CPRIT grant, followed by an initial public offering on a major North American stock exchange. In exchange for their services, Bloom Burton would receive a percentage of any funds raised and warrants on successful completion of the financing. The engagement is for a period of nine months and may be terminated at any time upon ten days written notice to the other party.

During the year ended September 30, 2014, the Company completed a brokered private placement under the terms of the Advisory Contract (Note 7).

14.	EXPENSES BY NATURE

General and administrative expenses include the following major expenses by nature:

	Year ended September 30, 2014	Period from January 1, 2013 to September 30, 2013	Year ended December 31, 2012
Amortization	$25,323	$18,993	$25,323
Consulting and subcontractor fees	403,037	168,082	152,922
Foreign exchange	(428)	7,571	12,568
Office expenses	53,294	13,947	34,561
Professional fees	481,812	64,350	44,696
Regulatory fees	10,300	—	—
Rent	39,261	16,843	22,883
Salaries and benefits	95,164	—	—
Travel and entertainment	13,818	4,176	4,343
CPRIT grant claimed on eligible expenses (Note 13)	(91,165)	—	—

Total	$1,030,416	$293,962	$297,296

Research and development expenses include the following major expenses by nature:

	Year ended September 30, 2014	Period from January 1, 2013 to September 30, 2013	Year ended December 31, 2012
Consulting	$336,192	$178,031	$214,715
Legal patents and license fees	336,196	138,043	278,366
Program administration fees and other	20,290	—	54,155
Research and development, net of recoveries	640,420	163,854	952,173
Royalties	40,000	—	—
Salaries and benefits	101,087	—	—
Travel	69,511	36,382	48,833
CPRIT grant claimed on eligible expenses (Note 13)	(1,165,456)	—	—

Total	$378,240	$516,310	$1,548,242

ESSA PHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

FOR THE YEAR ENDED SEPTEMBER 30, 2014

15.	SUBSEQUENT EVENTS

October 2014 Special Warrant Financing

In October 2014, the Company issued 679,640 special warrants (the “2014 Special Warrants”) at a price of $2.00 per 2014 Special Warrant for gross proceeds of $1,359,280. Each 2014 Special Warrant was deemed exercised for, without payment of any additional consideration, one Class A Preferred share in the capital of the Company (each a “Preferred Share”) on December 15, 2014, being the fifth business day after the date on which a receipt for the final prospectus of the Company qualifying the distribution of the Preferred Shares issuable on exercise of the 2014 Special Warrants had been issued. The Preferred Shares are convertible into common shares of the Company (the “Common Shares”) on the same terms as those issued in the private placement described in Note 7.

In connection with the 2014 Special Warrant financing, the Company paid agent and finders’ fees at 7% of proceeds raised by those parties being $40,360.60, a cash fee to the Agent of $30,000 plus applicable taxes and estimated other expenses of $74,447.72. In addition, the Agent, and associated selling group, were issued 22,675 special broker warrants (the “Special Broker Warrants”), representing 7% of the number of 2014 Special Warrants sold by the Agent and the finders were issued 2,680 Special Broker Warrants, representing 7% of the number of 2014 Special Warrants sold to purchasers introduced to the Company by such finders. Each Special Broker Warrant was deemed exercised for, without payment of any additional consideration, one broker warrant (the “Broker Warrants”). Each Broker Warrant is exercisable to acquire one Preferred Share, subject to adjustment in certain circumstances, at a price of $2.00 until October 22, 2015, except that if exercised after a Liquidity Event (as defined in the Articles of the Company), each Broker Warrant will be exercisable to acquire one Common Share instead of one Preferred Share.

January 2015 Special Warrant Financing

In January 2015, the Company issued 4,363,634 special warrants (the “2015 Special Warrants”) at a price of US$2.75 per 2015 Special Warrant for gross proceeds of approximately US$12,000,000. Each 2015 Special Warrant is exercisable for, without payment of any additional consideration, one Common Share at any time by the holder thereof and all of the 2015 Special Warrants will be deemed to be exercised on the earlier of: (i) October 16, 2015 and (ii) the date on which the Common Shares first begin to trade on either (i) the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market securities trading platforms of the NASDAQ Stock Market or (ii) the NYSE MKT securities trading platform of the New York Stock Exchange (the “U.S. Listing Date”). Should the U.S. Listing Date not occur on or prior to October 16, 2015, instead of one Common Share, each 2015 Special Warrant shall entitle the holder thereof to receive 1.5 Common Shares upon exercise or deemed exercise thereof.

In connection with the 2015 Special Warrant financing, Bloom Burton & Co. and Roth Capital Partners, LLC, as Agents, and selling group members, received cash commission equal to approximately US$706,800 and 257,018 broker warrants. Each broker warrant is exercisable to purchase one Common Share until January 16, 2017 at a price of US$2.75 per broker warrant.